Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 90 for details.

Quarterly Report
to Shareholders

Scotiabank reports third quarter results

TORONTO, August
 23, 2022 –
Scotiabank reported third quarter net income of $2,594 million compared to $2,542 million in the same period last year. Diluted earnings per share (EPS) were $2.09, compared to $1.99 in the same period a year ago.

Adjusted net income
(1)
for the third quarter was $2,611 million and EPS were $2.10, up from $2.01 last year. Adjusted return on equity was 15.4% compared to 15.1% a year ago.

“The quarter saw EPS growth of 4% and a return on equity of 15.4%. Strong credit quality, while growing the loan book across all business lines, prudent expense management and resilient customers were positive highlights against the backdrop of a more challenging macro environment this quarter” said Brian Porter, President and CEO of Scotiabank.

Canadian Banking earnings grew 12% underpinned by strong net interest income growth, driven by 14% loan growth and net interest margin expansion. The division reported its seventh consecutive quarter of positive operating leverage.

International Banking earnings grew 28% driven by higher net interest income with loans growing at 12%, expanding margins and prudent management of expenses. International Banking earnings also benefitted from lower income taxes and lower provision for credit losses.

Global Wealth Management delivered earnings of $383 million. Lower fee income resulting from a market driven decline in assets under management was partly offset by higher net interest income from robust loan growth and lower volume-related expenses.

Global Banking and Markets earnings of $378 million declined 26% driven by lower capital markets revenue as a result of market conditions and lower advisory fees.

Strong internal capital generation was deployed to grow the Bank’s risk-weighted assets in support of future earnings, while returning capital to shareholders, resulting in a Common Equity Tier 1 Ratio
(2)
of 11.4%.

“I am proud of the many recognitions Scotiabank received this quarter including being named Best Bank in Canada, North America’s Best Bank for Sustainable Finance and Best Investment Bank in Chile at the 2022 Euromoney Awards for Excellence. These awards showcase the Bank’s focus on putting our customers first, providing great advice and offering products and services that meet their needs” said Brian Porter. “We also welcomed Empire Company Limited to the Scene+ program, creating a uniquely flexible loyalty program for Canadians with options to earn and redeem points on nearly all of their daily purchases,” added Mr. Porter. “The Bank continues to demonstrate its commitment to the communities where we operate, as evidenced by the release of our inaugural ScotiaRISE Impact Report, which showcases more than 200 community partnerships, and $26 million in community investments globally.”

(1)

Refer to
Non-GAAP
Measures section on page 4.
(2)
  This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q3 2022		2021 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			14
	2	The Bank’s risk to terminology, measures and key parameters.			82-85
	3	Top and emerging risks, and the changes during the reporting period.			87-88, 92-98
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	42,46-49		61-64, 106-109, 122-124
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			79-81
	6	Description of risk culture and procedures applied to support the culture.			82-85
	7	Description of key risks from the Bank’s business model.			86
	8	Stress testing use within the Bank’s risk governance and capital management.			82-83
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	46	3	61-64	216
	10	a) Regulatory capital components.	46, 77	18-21	65
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	46	70	66-67
	12	Discussion of targeted level of capital, and the plans on how to establish this.			61-64
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		5,34,36-47,55-57, 61,73,79	69-73, 86, 131	185, 240
	14	Analysis of the capital requirements for each Basel asset class.		13-14,34-48,54-57, 61,66-69	69-73	185, 233-240
	15	Tabulate credit risk in the Banking Book.	81	13-14, 34-48, 66-69	69-73	235
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		49,60,72	69-73
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		77	70-72
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	37-40		104-109
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	37-40		106
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	44-45		110-112
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	42-43		109-110
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	36-37		103
	23	Discussion of significant trading and non-trading market risk factors.	82-83		99-104	239-240
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	35, 83		99-104	239-240
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			99-104	240
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		5,34,36-47,55-57	92-98, 125-131	194-196, 236-238
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				163-165, 196
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	65	31, 32	94, 125-126, 128-129	196
	29	Analysis of counterparty credit risk that arises from derivative transactions.	47, 81-82	78	90-91	183-186
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	81-82		90-91, 95
Other risks	31	Quantified measures of the management of operational risk.			73, 113
	32	Discussion of publicly known risk items.	48		78

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2022. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2021 Annual Report. This MD&A is dated August 23, 2022.
Additional information relating to the Bank, including the Bank’s 2021 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2021 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

12	Financial Highlights

13	Overview of Performance

15	Group Financial Performance

17	Business Segment Review

29	Geographic Highlights

30	Quarterly Financial Highlights

31	Financial Position

31	Risk Management

46	Capital Management

47	Financial Instruments

48	Off-Balance Sheet Arrangements

48	Regulatory Developments

49	Accounting Policies and Controls

50	Share Data

51	Glossary
Forward-looking statements
From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the
COVID-19
pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these measures are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP
measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. The financial results have been adjusted for the following:
Adjustments impacting current and prior periods:
Amortization of acquisition-related intangible assets:
These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

Adjustments impacting prior periods only:
Restructuring and other provisions, recorded in Q4, 2021:
The Bank recorded a restructuring charge of $126 million
pre-tax,
and settlement and litigation provisions in the amount of $62 million pre-tax
(collectively $139 million after-tax). These charges were recorded in the Other operating segment.
Acquisition and divestiture-related amounts:
i.
Acquisition-related integration costs are costs that were incurred by the Bank and related to integrating previously acquired businesses. These costs were recorded in the International Banking and Global Wealth Management operating segments. The Bank ceased incurring these costs in fiscal year 2020.
ii.
Net (gain)/loss on divestitures recorded in fiscal year 2020 in the Other operating segment.
Valuation-related adjustments, recorded in Q1, 2020:
The Bank recognized certain valuation-related adjustments totalling $315 million pre-tax
($233 million after-tax) related to modifying its allowance for credit losses measurement methodology under IFRS 9 ($155 million), enhancement of its fair value methodology primarily relating to uncollateralized OTC derivatives ($116 million) and recognition of an impairment loss related to one software asset ($44 million).

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T1 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported Results
Net interest income	$4,676	$4,473	$4,217	$13,493	$12,744
Non-interest income	3,123	3,469	3,540	10,297	10,821
Total revenue	7,799	7,942	7,757	23,790	23,565
Provision for credit losses	412	219	380	853	1,640
Non-interest expenses	4,191	4,159	4,097	12,573	12,347
Income before taxes	3,196	3,564	3,280	10,364	9,578
Income tax expense	602	817	738	2,283	2,182
Net income	$2,594	$2,747	$2,542	$8,081	$7,396
Net income attributable to non-controlling interests in subsidiaries (NCI)	54	78	81	220	261
Net income attributable to equity holders	2,540	2,669	2,461	7,861	7,135
Preferred shareholders and other equity instrument holders	36	74	35	154	155
Net income attributable to common shareholders	$2,504	$2,595	$2,426	$7,707	$6,980
Diluted earnings per share (in dollars)	$2.09	$2.16	$1.99	$6.39	$5.73
Adjustments
Amortization of acquisition-related intangible assets (1)	$24	$24	$24	$73	$78
Adjustments (Pre-tax)	$24	$24	$24	$73	$78
Income tax expense/(benefit)	(7)	(6)	(6)	(20)	(21)
Adjustments (After tax)	$17	$18	$18	$53	$57
Adjustment attributable to NCI	–	–	–	–	–
Adjustments (After tax and NCI)	$17	$18	$18	$53	$57
Adjusted Results
Net interest income	$4,676	$4,473	$4,217	$13,493	$12,744
Non-interest income	3,123	3,469	3,540	10,297	10,821
Total revenue	7,799	7,942	7,757	23,790	23,565
Provision for credit losses	412	219	380	853	1,640
Non-interest expenses	4,167	4,135	4,073	12,500	12,269
Income before taxes	3,220	3,588	3,304	10,437	9,656
Income tax expense	609	823	744	2,303	2,203
Net Income	$2,611	$2,765	$2,560	$8,134	$7,453
Net income attributable to NCI	54	78	81	220	261
Net income attributable to equity holders	2,557	2,687	2,479	7,914	7,192
Preferred shareholders and other equity instrument holders	36	74	35	154	155
Net income attributable to common shareholders	$2,521	$2,613	$2,444	$7,760	$7,037
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,521	$2,613	$2,444	$7,760	$7,037
Dilutive impact of share-based payment options and others	6	–	9	92	41
Adjusted net income attributable to common shareholders (diluted)	2,527	2,613	2,453	7,852	7,078
Weighted average number of basic common shares outstanding (millions)	1,195	1,199	1,215	1,201	1,213
Dilutive impact of share-based payment options and others (millions)	8	2	8	20	12
Adjusted weighted average number of diluted common shares outstanding (millions)	1,203	1,201	1,223	1,221	1,225
Adjusted diluted earnings per share (in dollars) (2)	$2.10	$2.18	$2.01	$6.43	$5.78
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.02	$0.02	$0.04	$0.05
(1)	Recorded in non-interest expenses.
(2)	Earnings per share calculations are based on full dollar and share amounts.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T1A Reconciliation of reported and adjusted results by business line
(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended July 31, 2022
Reported net income (loss)	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	52	2	–	–	54
Reported net income attributable to equity holders	$1,213	$625	$376	$378	$(52)	$2,540
Adjustments:
Amortization of acquisition-related intangible assets (2)	4	6	7	–	–	17
Adjusted net income (loss)	$1,217	$683	$385	$378	$(52)	$2,611
Adjusted net income attributable to equity holders	$1,217	$631	$383	$378	$(52)	$2,557

	For the three months ended April 30, 2022
Reported net income (loss)	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to NCI	–	76	2	–	–	78
Reported net income attributable to equity holders	$1,179	$605	$407	$488	$(10)	$2,669
Adjustments:
Amortization of acquisition-related intangible assets (2)	4	8	6	–	–	18
Adjusted net income (loss)	$1,183	$689	$415	$488	$(10)	$2,765
Adjusted net income attributable to equity holders	$1,183	$613	$413	$488	$(10)	$2,687

	For the three months ended July 31, 2021
Reported net income (loss)	$1,079	$564	$392	$513	$(6)	$2,542
Net income attributable to NCI	–	78	2	–	1	81
Reported net income attributable to equity holders	$1,079	$486	$390	$513	$(7)	$2,461
Adjustments:
Amortization of acquisition-related intangible assets (2)	4	7	7	–	–	18
Adjusted net income (loss)	$1,083	$571	$399	$513	$(6)	$2,560
Adjusted net income attributable to equity holders	$1,083	$493	$397	$513	$(7)	$2,479

	For the nine months ended July 31, 2022
Reported net income (loss)	$3,593	$1,988	$1,202	$1,427	$(129)	$8,081
Net income attributable to NCI	–	213	7	–	–	220
Reported net income attributable to equity holders	$3,593	$1,775	$1,195	$1,427	$(129)	$7,861
Adjustments:
Amortization of acquisition-related intangible assets (2)	12	21	20	–	–	53
Adjusted net income (loss)	$3,605	$2,009	$1,222	$1,427	$(129)	$8,134
Adjusted net income attributable to equity holders	$3,605	$1,796	$1,215	$1,427	$(129)	$7,914

	For the nine months ended July 31, 2021
Reported net income (loss)	$2,917	$1,548	$1,187	$1,573	$171	$7,396
Net income attributable to NCI	–	253	7	–	1	261
Reported net income attributable to equity holders	$2,917	$1,295	$1,180	$1,573	$170	$7,135
Adjustments:
Amortization of acquisition-related intangible assets (2)	12	25	20	–	–	57
Adjusted net income (loss)	$2,929	$1,573	$1,207	$1,573	$171	$7,453
Adjusted net income attributable to equity holders	$2,929	$1,320	$1,200	$1,573	$170	$7,192
(1)	Refer to Business Segment Review on page 17.
(2)	Recorded in non-interest expenses.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported, adjusted and constant dollar results
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 13.
T2 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2022			July 31, 2021			July 31, 2021
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,687	$20	$1,667	$1,586	$1	$1,585	$5,036	$180	$4,856
Non-interest income	720	4	716	776	10	766	2,265	88	2,177
Total revenue	2,407	24	2,383	2,362	11	2,351	7,301	268	7,033
Provision for credit losses	276	3	273	339	(4)	343	1,260	49	1,211
Non-interest expenses	1,268	11	1,257	1,299	(1)	1,300	3,995	123	3,872
Income tax expense	182	(1)	183	160	6	154	498	23	475
Net income	$681	$11	$670	$564	$10	$554	$1,548	$73	$1,475
Net income attributable to non-controlling interest in subsidiaries (NCI)	$76	$4	$72	$78	$5	$73	$253	$20	$233
Net income attributable to equity holders of the Bank	$605	$7	$598	$486	$5	$481	$1,295	$53	$1,242
Other measures
Average assets ($ billions)	$204	$3	$201	$191	$2	$189	$195	$7	$188
Average liabilities ($ billions)	$149	$3	$146	$146	$2	$144	$149	$6	$143

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2022			July 31, 2021			July 31, 2021
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$1,687	$20	$1,667	$1,586	$1	$1,585	$5,036	$180	$4,856
Non-interest income	720	4	716	776	10	766	2,265	88	2,177
Total revenue	2,407	24	2,383	2,362	11	2,351	7,301	268	7,033
Provision for credit losses	276	3	273	339	(4)	343	1,260	49	1,211
Non-interest expenses	1,258	11	1,247	1,288	(2)	1,290	3,960	120	3,840
Income tax expense	184	(2)	186	164	7	157	508	25	483
Net income	$689	$12	$677	$571	$10	$561	$1,573	$74	$1,499
Net income attributable to NCI	$76	$4	$72	$78	$5	$73	$253	$20	$233
Net income attributable to equity holders of the Bank	$613	$8	$605	$493	$5	$488	$1,320	$54	$1,266
Reconciliation of average total assets, core earning assets and core net interest income
Earning assets
Earning assets are defined as income generating assets which include interest-bearing deposits with banks, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.
Non-earning
assets
Non-earning
assets are defined as cash and
non-interest
bearing deposits with financial institutions, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.
Core earning assets
Core earning assets are defined as interest-bearing deposits with banks, investment securities and loans net of allowances.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets.
Net interest margin
Net interest margin is calculated as core net interest income (annualized) divided by average core earning assets.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T3 Average total assets, average earning assets, average core earning assets and net interest margin by business line

	As at and for the three months ended July 31, 2022
($ millions)	Canadian Banking	International Banking (1)	GWM, GBM & Other Segments (2)		Total
Average total assets (3)	$437,269	$209,076	$648,820		$1,295,165
Average non-earning assets (3)	4,089	18,448	88,787		111,324
Average total earning assets (3)	$433,180	$190,628	$560,033		$1,183,841
Less:
Trading assets	–	4,860	124,030		128,890
Securities purchased under resale agreements and securities borrowed	–	2,245	143,757		146,002
Other deductions	24,646	2,228	35,836		62,710
Average core earning assets (3)	$408,534	$181,295	$256,410		$846,239
Net interest income on core earning assets	$2,361	$1,760	$608		$4,729
Net interest margin	2.29%	3.85%	nm	(4)	2.22%
(1)	Net interest margin methodology has been refined on a prospective basis to align to the Bank’s definition. Prior periods have not been restated.
(2)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(3)	Average balances represent the average of daily balances for the period.
(4)	Not meaningful

	As at and for the three months ended April 30, 2022
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$423,218	$203,875	$637,100		$1,264,193
Average non-earning assets	4,035	17,371	81,495		102,901
Average total earning assets	$419,183	$186,504	$555,605		$1,161,292
Less:
Trading assets	–	4,376	140,125		144,501
Securities purchased under resale agreements and securities borrowed	–	145	127,110		127,255
Other deductions	22,478	2,216	34,924		59,618
Average core earning assets	$396,705	$179,767	$253,446		$829,918
Net interest income on core earning assets	$2,144	$1,691	$671		$4,506
Net interest margin	2.22%	3.86%	nm	(2)	2.23%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful

	As at and for the three months ended July 31, 2021
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$383,918	$190,698	$573,481		$1,148,097
Average non-earning assets	4,090	14,141	74,058		92,289
Average total earning assets	$379,828	$176,557	$499,423		$1,055,808
Less:
Trading assets	–	6,007	136,453		142,460
Securities purchased under resale agreements and securities borrowed	–	–	117,271		117,271
Other deductions	18,193	2,528	33,335		54,056
Average core earning assets	$361,635	$168,022	$212,364		$742,021
Net interest income on core earning assets	$2,030	$1,574	$565		$4,169
Net interest margin	2.23%	3.72%	nm	(2)	2.23%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful

	As at and for the nine months ended July 31, 2022
($ millions)	Canadian Banking	International Banking (1)	GWM, GBM & Other Segments (2)		Total
Average total assets	$424,088	$203,007	$638,054		$1,265,149
Average non-earning assets	4,085	17,284	80,564		101,933
Average total earning assets	$420,003	$185,723	$557,490		$1,163,216
Less:
Trading assets	–	4,846	140,549		145,395
Securities purchased under resale agreements and securities borrowed	–	872	133,997		134,869
Other deductions	22,569	2,175	35,422		60,166
Average core earning assets	$397,434	$177,830	$247,522		$822,786
Net interest income on core earning assets	$6,638	$5,087	$1,831		$13,556
Net interest margin	2.23%	3.82%	nm	(3)	2.20%
(1)	Net interest margin methodology has been refined on a prospective basis to align to the Bank’s definition. Prior periods have not been restated.
(2)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(3)	Not meaningful

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at and for the nine months ended July 31, 2021
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$374,918	$194,765	$582,243		$1,151,926
Average non-earning assets	4,102	15,101	76,237		95,440
Average total earning assets	$370,816	$179,664	$506,006		$1,056,486
Less:
Trading assets	–	5,933	135,456		141,389
Securities purchased under resale agreements and securities borrowed	–	–	116,032		116,032
Other deductions	16,911	2,453	31,162		50,526
Average core earning assets	$353,905	$171,278	$223,356		$748,539
Net interest income on core earning assets	$5,948	$5,000	$1,656		$12,604
Net interest margin	2.25%	3.90%	nm	(2)	2.25%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Not meaningful
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.
Adjusted return on equity represents adjusted net income attributable to common shareholders (annualized) as a percentage of adjusted average common shareholders’ equity.
T4 Return on equity by operating segment

	For the three months ended July 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,212	$625	$375	$377	$(85)		$2,504
Total average common equity	18,433	19,085	9,631	13,488	4,301		64,938
Return on equity	26.1%	13.0%	15.5%	11.1%	nm	(1)	15.3%
Adjusted (2)
Net income attributable to common shareholders	$1,216	$631	$382	$377	$(85)		$2,521
Total average common equity	18,433	19,085	9,631	13,488	4,346		64,983
Return on equity	26.2%	13.1%	15.7%	11.1%	nm	(1)	15.4%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

	For the three months ended April 30, 2022							For the three months ended July 31, 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,178	$603	$407	$487	$(80)		$2,595	$1,075	$481	$387	$509	$(26)		$2,426
Total average common equity	17,848	18,804	9,529	12,832	6,490		65,503	16,358	17,207	9,298	12,542	8,684		64,089
Return on equity	27.1%	13.2%	17.5%	15.6%	nm	(1)	16.2%	26.1%	11.1%	16.5%	16.1%	nm	(1)	15.0%
Adjusted (2)
Net income attributable to common shareholders	$1,182	$611	$413	$487	$(80)		$2,613	$1,079	$488	$394	$509	$(26)		$2,444
Total average common equity	17,848	18,804	9,529	12,832	6,517		65,530	16,358	17,207	9,298	12,542	8,733		64,138
Return on equity	27.2%	13.3%	17.8%	15.6%	nm	(1)	16.4%	26.2%	11.3%	16.8%	16.1%	nm	(1)	15.1%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the nine months ended July 31, 2022							For the nine months ended July 31, 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$3,588	$1,770	$1,192	$1,423	$(266)		$7,707	$2,900	$1,276	$1,170	$1,560	$74		$6,980
Total average common equity	17,885	18,482	9,534	13,014	6,285		65,200	16,288	17,402	9,287	12,339	8,280		63,596
Return on equity	26.8%	12.8%	16.7%	14.6%	nm	(1)	15.8%	23.8%	9.8%	16.8%	16.9%	nm	(1)	14.7%
Adjusted (2)
Net income attributable to common shareholders	$3,600	$1,791	$1,212	$1,423	$(266)		$7,760	$2,912	$1,301	$1,190	$1,560	$74		$7,037
Total average common equity	17,885	18,482	9,534	13,014	6,363		65,278	16,288	17,402	9,287	12,339	8,322		63,638
Return on equity	26.9%	13.0%	17.0%	14.6%	nm	(1)	15.9%	23.9%	10.0%	17.1%	16.9%	nm	(1)	14.8%
(1)	Not meaningful
(2)	Refer to Tables on page 5.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of adjusted average tangible common equity.
T5 Return on tangible common equity

	For the three months ended			For the nine months ended
($ millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported
Average common equity	$64,938	$65,503	$64,089	$65,200	$63,596
Average goodwill (1)	(9,157)	(9,263)	(9,380)	(9,195)	(9,486)
Average acquisition-related intangibles (net of deferred tax)	(3,791)	(3,817)	(3,882)	(3,813)	(3,910)
Average tangible common equity	$51,990	$52,423	$50,827	$52,192	$50,200
Net income attributable to common shareholders – reported	$2,504	$2,595	$2,426	$7,707	$6,980
Amortization of acquisition-related intangible assets (after tax) (2)	17	18	18	53	57
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,521	$2,613	$2,444	$7,760	$7,037
Return on tangible common equity – reported (3)	19.2%	20.4%	19.1%	19.9%	18.7%
Adjusted
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,521	$2,613	$2,444	$7,760	$7,037
Average tangible common equity – adjusted (2)	$52,035	$52,450	$50,876	$52,270	$50,241
Return on tangible common equity – adjusted (3)	19.2%	20.4%	19.1%	19.9%	18.7%
(1)	Includes imputed goodwill from investments in associates.
(2)	Refer to Tables on page 5.
(3)	Calculated on full dollar amounts.
Productivity ratio
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest
expenses as a percentage of total revenue. A lower ratio indicates improved productivity.
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue.
Operating leverage
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Adjusted operating leverage represents the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses.
Provision for credit losses (PCL) as a % of average net loans and acceptances
The ratio represents PCL (annualized) expressed as a % of average net loans and acceptances.
Adjusted provision for credit losses as a % of average net loans and acceptances represents adjusted PCL (annualized) expressed as a % of average net loans and acceptances.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis
The Bank analyzes certain net interest income and
non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Effective tax rate
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expense by income before taxes.
Adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes.
Effective tax rate (TEB) basis is calculated by dividing income tax expense, adjusted to a tax equivalent basis, by income before taxes, adjusted to a tax equivalent basis.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T6 Financial highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Operating results ($ millions)
Net interest income	4,676	4,473	4,217	13,493	12,744
Non-interest income	3,123	3,469	3,540	10,297	10,821
Total revenue	7,799	7,942	7,757	23,790	23,565
Provision for credit losses	412	219	380	853	1,640
Non-interest expenses	4,191	4,159	4,097	12,573	12,347
Income tax expense	602	817	738	2,283	2,182
Net income	2,594	2,747	2,542	8,081	7,396
Net income attributable to common shareholders	2,504	2,595	2,426	7,707	6,980
Operating performance
Basic earnings per share ($)	2.10	2.16	2.00	6.41	5.75
Diluted earnings per share ($)	2.09	2.16	1.99	6.39	5.73
Return on equity (%) (1)	15.3	16.2	15.0	15.8	14.7
Return on tangible common equity (%) (2)	19.2	20.4	19.1	19.9	18.7
Productivity ratio (%) (1)	53.7	52.4	52.8	52.8	52.4
Net interest margin (%) (2)	2.22	2.23	2.23	2.20	2.25
Financial position information ($ millions)
Cash and deposits with financial institutions	67,715	85,910	75,881
Trading assets	118,605	133,644	141,120
Loans	713,378	689,702	627,749
Total assets	1,292,102	1,288,506	1,163,429
Deposits	879,582	876,554	794,386
Common equity	65,043	64,833	64,720
Preferred shares and other equity instruments	7,052	5,552	5,299
Assets under administration (1)(3)	630,087	640,227	636,426
Assets under management (1)(3)	319,612	326,223	340,853
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (4)	11.4	11.6	12.2
Tier 1 capital ratio (%) (4)	13.0	12.8	13.7
Total capital ratio (%) (4)	15.0	15.0	15.7
Total loss absorbing capacity (TLAC) ratio (%) (5)	28.4	30.1	25.3
Leverage ratio (%) (6)	4.2	4.2	4.8
TLAC Leverage ratio (%) (5)	9.3	9.8	8.8
Risk-weighted assets ($ millions) (4)	452,800	445,273	414,169
Liquidity coverage ratio (LCR) (%) (7)	122	125	123
Net stable funding ratio (NSFR) (%) (8)	109	109	112
Credit quality
Net impaired loans ($ millions)	2,695	2,660	2,976
Allowance for credit losses ($ millions) (9)	5,295	5,375	6,232
Gross impaired loans as a % of loans and acceptances (1)	0.58	0.60	0.73
Net impaired loans as a % of loans and acceptances (1)	0.36	0.37	0.46
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(10)	0.22	0.13	0.24	0.16	0.35
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(10)	0.21	0.24	0.53	0.23	0.60
Net write-offs as a % of average net loans and acceptance (annualized) (1)	0.21	0.25	0.62	0.24	0.60
Adjusted results (2)
Adjusted net income ($ millions)	2,611	2,765	2,560	8,134	7,453
Adjusted diluted earnings per share ($)	2.10	2.18	2.01	6.43	5.78
Adjusted return on equity (%)	15.4	16.4	15.1	15.9	14.8
Adjusted return on tangible common equity (%)	19.2	20.4	19.1	19.9	18.7
Adjusted productivity ratio (%)	53.4	52.1	52.5	52.5	52.1
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized) (10)	0.22	0.13	0.24	0.16	0.35
Common share information
Closing share price ($) (TSX)	78.01	81.35	77.87
Shares outstanding (millions)
Average – Basic	1,195	1,199	1,215	1,201	1,213
Average – Diluted	1,203	1,201	1,223	1,221	1,225
End of period	1,193	1,198	1,215
Dividends paid per share ($)	1.03	1.00	0.90	3.03	2.70
Dividend yield (%) (1)	5.2	4.5	4.5	4.9	5.2
Market capitalization ($ millions) (TSX)	93,059	97,441	94,620
Book value per common share ($) (1)	54.52	54.13	53.26
Market value to book value multiple (1)	1.4	1.5	1.5
Price to earnings multiple (trailing 4 quarters) (1)	9.3	9.8	10.8
Other information
Employees (full-time equivalent)	90,978	90,619	90,833
Branches and offices	2,392	2,405	2,555
(1)	Refer to Glossary on page 51 for the description of the measure.
(2)	Refer to page 4 for a discussion of Non-GAAP measures.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures and other financial assets.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,594 million, compared to $2,542 million in the same period last year, and $2,747 million last quarter. Diluted earnings per share were $2.09 compared to $1.99 in the same period last year and $2.16 last quarter. Return on equity was 15.3%, compared to 15.0% in the same period last year and 16.2% last quarter.
Adjusted net income was $2,611 million compared to $2,560 million last year, an increase of 2%. Adjusted diluted earnings per share were $2.10 compared to $2.01 last year. Adjusted return on equity was 15.4% compared to 15.1% a year ago. The increase in net income was due primarily to higher net interest income and lower provision for income taxes.
Adjusted net income was $2,611 million this quarter compared to $2,765 million last quarter. Adjusted diluted earnings per share were $2.10, compared to $2.18 last quarter, and adjusted return on equity was 15.4% compared to 16.4% last quarter. The decrease in net income was due mainly to lower non-interest income and higher provision for credit losses, partly offset by lower provision for income taxes.
Economic summary and outlook
The global outlook continues to soften as a result of COVID policies in China, high energy prices, expectations of higher interest rates and the associated rise in the risk of recession in key economies. The lockdown in China is having a depressing impact on commodity prices that is being reinforced by concerns of a potential recession in the U.S. and, more likely, in Europe. Despite this softening in commodity prices, inflationary pressures have persisted, pushing the inflation outlook upwards. Owing to these concerns, financial markets are pricing in more aggressive monetary policy in a large number of countries.
In Canada, historically high levels of pent-up household demand and strong consumer balance sheets are key mitigants to a possible downturn, despite the headwinds coming from a sharp drop in consumer confidence and the loss of purchasing power driven by higher inflation and higher interest costs. We remain of the view that a recession is a risk to the outlook rather than a certainty, the likelihood of which will depend on the Bank of Canada’s ability to reign in inflation with a few additional policy rate increases. Should a recession occur, we believe it would be relatively mild given the historical strength of both corporate and household balance sheets and the incredible strength of the labour market.
While inflation in the U.S. and Canada is expected to soften in upcoming months owing to the pullback in gas prices and further easing of supply bottlenecks, it is expected to remain above its 2% target. Despite the softening growth outlook, incoming inflation has been stronger than anticipated and wage pressures suggest that inflation will be stronger than earlier anticipated in 2023. As a result, we now expect additional rate increases by both countries’ central banks. We forecast the Bank of Canada will increase by an additional 100bps this year and the Federal Reserve Bank by an additional 75bps.
There is little indication of a recession in Colombia, Mexico and Peru but political uncertainty, lower commodity prices and rising inflation and interest rates are beginning to weigh on economic activity. Economic activity has slowed in Chile early this year and a recession is expected in 2023, but this dynamic is a healthy adjustment and principally reflects a moderation from the extremely rapid pace of growth observed in 2021 where the rise in economic activity was twice as large as the decline observed during COVID. On balance in the region, growth is coming down from post-pandemic rebound highs to more sustainable medium-term rates. Central banks in all Pacific Alliance Countries are expected to continue to tighten policy aggressively in response to stubbornly high inflation, as observed elsewhere in the world. Higher U.S. interest rates have fueled depreciations of domestic currencies adding to inflation pressures.
Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “
Constant dollar
” table in
Non-GAAP
Measures on page 7.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	July 31, 2022	April 30, 2022	July 31, 2021	July 31, 2022 vs. April 30, 2022	July 31, 2022 vs. July 31, 2021
U.S dollar/Canadian dollar	0.778	0.790	0.814	(1.5)%	(4.5)%
Mexican Peso/Canadian dollar	15.678	16.072	16.265	(2.5)%	(3.6)%
Peruvian Sol/Canadian dollar	2.957	2.964	3.152	(0.2)%	(6.2)%
Colombian Peso/Canadian dollar	3,199.898	3,033.704	3,050.455	5.5%	4.9%
Chilean Peso/Canadian dollar	690.164	637.946	594.658	8.2%	16.1%

	Average exchange rate		% Change
For the nine months ended	July 31, 2022	July 31, 2021	July 31, 2022 vs. July 31, 2021
U.S dollar/Canadian dollar	0.785	0.795	(1.2)%
Mexican Peso/Canadian dollar	16.044	16.025	0.1%
Peruvian Sol/Canadian dollar	3.022	2.963	2.0%
Colombian Peso/Canadian dollar	3,121.586	2,890.508	8.0%
Chilean Peso/Canadian dollar	660.947	580.104	13.9%

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended		For the nine months ended
Impact on net income (1) ($ millions except EPS)	July 31, 2022 vs. July 31, 2021	July 31, 2022 vs. April 30, 2022	July 31, 2022 vs. July 31, 2021
Net interest income	$(2)	$(18)	$(204)
Non-interest income (2)	13	15	(96)
Total revenue	11	(3)	(300)
Non-interest expenses	(9)	8	123
Other items (net of tax)	1	2	71
Net income	$3	$7	$(106)
Earnings per share (diluted)	$–	$0.01	$(0.09)
Impact by business line ($ millions)
Canadian Banking	$2	$1	$1
International Banking (2)	(13)	(5)	(95)
Global Wealth Management	–	–	(4)
Global Banking and Markets	12	5	9
Other (2)	2	6	(17)
Net income	$3	$7	$(106)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q3 2022 vs Q3 2021
Net income was $2,594 million compared to $2,542 million. Adjusted net income was $2,611 million compared to $2,560 million, an increase of 2%, due mainly to higher net interest income and lower provision for income taxes, partly offset by lower non-interest
income, higher
provision for credit losses and higher
non-interest
expenses.
Q3 2022 vs Q2 2022
Net income was $2,594 million compared to $2,747 million. Adjusted net income was $2,611 million compared to $2,765 million, a decrease of 6%, due mainly to lower non-interest
income and higher provision for credit losses, partly offset by higher net interest income and lower provision for income taxes.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income was $8,081 million compared to $7,396 million. Adjusted net income was $8,134 million compared to $7,453 million, an increase of 9%, due mainly to higher net interest income and lower provision for credit losses, partly offset by lower non-interest
income, higher
non-interest
expenses and higher provision for income taxes.
Total revenue
Q3 2022 vs Q3 2021
Revenues were $7,799 million compared to $7,757 million, an increase of 1%, due mainly to higher net interest income, partly offset by lower non-interest
income.
Q3 2022 vs Q2 2022
Revenues were down 2%, due to lower
non-interest
income, partly offset by higher net interest income.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Revenues were $23,790 million compared to $23,565 million, an increase of 1%, due mainly to higher net interest income, partly offset by lower non-interest
income.
Net interest income
Q3 2022 vs Q3 2021
Net interest income was $4,676 million, up $459 million or 11% driven primarily by strong asset growth across all business lines.
Net interest margin was down 1 basis point to 2.22%, driven by lower contribution from asset/liability management activities and increased levels of high quality, lower-margin liquid assets, partly offset by higher margins across all business lines, which benefited from central bank rate increases.
Q3 2022 vs Q2 2022
Net interest income was up $203 million or 5% primarily from the impact of three more days in the quarter and loan growth across all business lines.
Net interest margin was down 1 basis point to 2.22%, driven by lower contribution from asset/liability management activities, partly offset by a higher Canadian Banking margin, which benefited from Bank of Canada rate increases, and decreased levels of high quality, lower-margin liquid assets.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net interest income was $13,493 million, an increase of $749 million or 6%. Strong mortgage, commercial, and corporate loan growth was partly offset by margin compression and the negative impact of foreign currency translation.
Net interest margin was down 5 basis points to 2.20%, driven primarily by lower margins in International Banking and Canadian Banking mainly related to changes in business mix, as well as a lower contribution from asset/liability management activities, partly offset by the benefit of central bank rate increases.
Non-interest income
Q3 2022 vs Q3 2021
Non-interest
income was $3,123 million, down $417 million or 12%. The decrease was due mainly to lower capital market and wealth management revenues related to market conditions, and lower investment gains. These were partly offset by higher banking revenues and insurance revenues.
Q3 2022 vs Q2 2022
Non-interest
income was down $346 million or 10%, due primarily to lower capital market and wealth management revenues related to market conditions, and lower income from associated corporations.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
income was $10,297 million, down $524 million or 5%. The decrease was due mainly to lower capital market revenues related to market conditions, lower investment gains, as well as the negative impact of foreign currency translation. These were partly offset by higher banking and wealth management revenues.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q3 2022 vs Q3 2021
The provision for credit losses was $412 million compared to $380 million, an increase of $32 million or 8%. The provision for credit losses ratio decreased two basis points to 22 basis points.
Provision for credit losses on performing loans was $23 million, compared to a net reversal of $461 million. The provision was driven by the less favorable macroeconomic forecast and portfolio growth in the retail and commercial portfolios, partly offset by provision reversals in retail due to improved portfolio credit quality. Higher provision reversals last year were due mainly to the more favourable macroeconomic outlook and credit migration to impaired, primarily in International Banking.
Provision for credit losses on impaired loans was $389 million, compared to $841 million, a decrease of $452 million or 54% due primarily to lower retail provisions in International Banking, driven by lower formations across most markets. The provision for credit losses ratio on impaired loans decreased 32 basis points to 21 basis points.
Q3 2022 vs Q2 2022
The provision for credit losses was $412 million compared to $219 million, an increase of $193 million or 88%. The provision for credit losses ratio increased nine basis points to 22 basis points.
Provision for credit losses on performing loans was $23 million, compared to a net reversal of $187 million. The provision was driven by the less favorable macroeconomic forecast and portfolio growth in the retail and commercial portfolios, offset by provision reversals in retail due to improved portfolio credit quality expectations. The provision this quarter includes approximately $65 million reversal, compared to $210 million in prior period, due to the release of allowances built in fiscal year 2020 no longer required, primarily in the Canadian retail portfolio, reflecting improved portfolio credit quality expectations.
Provision for credit losses on impaired loans was $389 million, compared to $406 million, a decrease of $17 million or 4% driven primarily by lower retail formations in International Banking, mainly Peru, Mexico and Central America, partly offset by higher formations in the Canadian retail portfolio. The provision for credit losses ratio on impaired loans was 21 basis points, a decrease of three basis points.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The provision for credit losses was $853 million compared to $1,640 million, a decrease of $787 million or 48%. The provision for credit losses ratio decreased 19 basis points to 16 basis points.
Provision for credit losses on performing loans was a net reversal of $347 million compared to a net reversal of $1,155 million. The provision reversals were primarily in the retail portfolio driven by improved credit quality and in the energy portfolio due to increased commodity prices. This was partly offset by the less favorable macroeconomic forecast and portfolio growth. The provision reversals included approximately $485 million (July 31, 2021 - $380 million) of allowance releases from those built in fiscal year 2020 no longer required.
The provision for credit losses on impaired loans was $1,200 million, compared to $2,795 million, a decrease of $1,595 million or 57% due primarily to lower formations across all portfolios. The provision for credit losses ratio on impaired loans decreased 37 basis points to 23 basis points.
Non-interest expenses
Q3 2022 vs Q3 2021
Non-interest
expenses were $4,191 million, up $94 million or 2%. Higher personnel costs, share-based compensation, and advertising costs to support business growth, were partly offset by lower performance-based compensation and professional fees.
The productivity ratio was 53.7% compared to 52.8%. On an adjusted basis, the productivity ratio was 53.4% compared to 52.5%.
Q3 2022 vs Q2 2022
Non-interest
expenses were up $32 million or 1%. The increase was due primarily to higher personnel costs, including the impact of three more days in the quarter, and advertising and technology-related costs to support business growth. Partly offsetting were lower performance-based compensation and share-based compensation expenses.
The productivity ratio was 53.7% compared to 52.4%. On an adjusted basis, the productivity ratio was 53.4% compared to 52.1%.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
expenses were up $226 million or 2%. Higher personnel costs, share-based payments, professional fees, advertising and technology related costs to support business growth were partly offset by the positive impact of foreign currency translation. The prior year’s expenses included the increased investment in the SCENE loyalty program and higher performance-based compensation related to elevated wealth management performance fees.
The productivity ratio was 52.8% compared to 52.4%. On an adjusted basis, the productivity ratio was 52.5% compared to 52.1%. Operating leverage was negative 0.9%.
Taxes
The effective tax rate was 18.8% for the quarter, compared to 22.5% in the prior year and 22.9% in the prior period, due primarily to higher inflationary adjustments in Mexico and Chile.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The effective tax rate was 22.1% compared to 22.8% due primarily to higher inflationary adjustments in Mexico and Chile, partly offset by changes in business mix and earnings across jurisdictions.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking
T8 Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported Results
Net interest income	$2,361	$2,144	$2,030	$6,638	$5,948
Non-interest income (1)	758	759	765	2,258	2,119
Total revenue	3,119	2,903	2,795	8,896	8,067
Provision for credit losses	93	(12)	69	46	429
Non-interest expenses	1,385	1,324	1,267	3,991	3,700
Income tax expense	428	412	380	1,266	1,021
Net income	$1,213	$1,179	$1,079	$3,593	$2,917
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,213	$1,179	$1,079	$3,593	$2,917
Other financial data and measures
Return on equity (2)	26.1%	27.1%	26.1%	26.8%	23.8%
Net interest margin (2)	2.29%	2.22%	2.23%	2.23%	2.25%
Provision for credit losses – performing (Stage 1 and 2)	$(50)	$(143)	$(66)	$(353)	$(162)
Provision for credit losses – impaired (Stage 3)	$143	$131	$135	$399	$591
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.09%	(0.01)%	0.07%	0.01%	0.16%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.13%	0.13%	0.14%	0.13%	0.21%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.12%	0.14%	0.18%	0.13%	0.21%
Average assets ($ billions)	$437	$423	$384	$424	$375
Average liabilities ($ billions)	$337	$326	$317	$328	$311
(1)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2022 – $15 (April 30, 2022 – $18; July 31, 2021 – $23) and for the nine months ended July 31, 2022 – $41 (July 31, 2021 – $69).

(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 51 for the description of the measure.

T8A Adjusted Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Adjusted Results (1)
Net interest income	$2,361	$2,144	$2,030	$6,638	$5,948
Non-interest income	758	759	765	2,258	2,119
Total revenue	3,119	2,903	2,795	8,896	8,067
Provision for credit losses	93	(12)	69	46	429
Non-interest expenses (2)	1,380	1,319	1,262	3,975	3,684
Income tax expense	429	413	381	1,270	1,025
Net income	$1,217	$1,183	$1,083	$3,605	$2,929
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,217	$1,183	$1,083	$3,605	$2,929
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2022 – $5 (April 30, 2022 – $5; July 31, 2021 – $5) and for the nine months ended July 31, 2022 – $16 (July 31, 2021 – $16).

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q3 2022 vs Q3 2021
Net income attributable to equity holders was $1,213 million, compared to $1,079 million. Adjusted net income attributable to equity holders was $1,217 million, an increase of $134 million or 12%. The increase was due primarily to higher revenues, partly offset by higher non-interest
expenses and provision for credit losses.
Q3 2022 vs Q2 2022
Net income attributable to equity holders increased $34 million or 3%. The increase was due primarily to higher revenues, partly offset by higher provision for credit losses and non-interest
expenses.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income attributable to equity holders was $3,593 million, compared to $2,917 million. Adjusted net income attributable to equity holders was $3,605 million, an increase of $676 million or 23%. The increase was due primarily to higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses.
Average assets
Q3 2022 vs Q3 2021
Average assets increased $53 billion or 14% to $437 billion. The growth included $35 billion or 14% in residential mortgages, $14 billion or 23% in business loans and acceptances, $2 billion or 3% in personal loans, and $1 billion or 11% in credit card loans.
Q3 2022 vs Q2 2022
Average assets increased $14 billion or 3%. The growth included $7 billion or 2% in residential mortgages, $5 billion or 7% in business loans and acceptances, and $2 billion or 2% in personal loans.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Average assets increased $49 billion or 13% to $424 billion. The growth included $35 billion or 15% in residential mortgages, $12 billion or 19% in business loans and acceptances, and $1 billion or 1% in personal loans.
Average liabilities
Q3 2022 vs Q3 2021
Average liabilities increased $20 billion or 6% to $337 billion. The growth included $7 billion or 7% in non-personal
deposits and $6 billion or 3% in personal deposits.
Q3 2022 vs Q2 2022
Average liabilities increased $11 billion or 3%. The growth included $6 billion or 3% in personal deposits and $3 billion or 2% in non-personal
deposits.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Average liabilities increased $17 billion or 5% to $328 billion. The growth included $9 billion or 9% in non-personal
deposits and $2 billion or 1% in personal deposits.
Total revenue
Q3 2022 vs Q3 2021
Revenues were $3,119 million, up $324 million or 12%, due to higher net interest income partly offset by lower non-interest
income.
Q3 2022 vs Q2 2022
Revenues increased $216 million or 7%, due to higher net interest income.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Revenues were $8,896 million, up $829 million or 10%, due to higher net interest income and non-interest
income.
Net interest income
Q3 2022 vs Q3 2021
Net interest income of $2,361 million increased $331 million or 16%, due primarily to strong loan and deposit growth, as well as margin expansion. The net interest margin increased six basis points to 2.29%, due primarily to higher deposit spreads and the impact of the Bank of Canada rate increases, partly offset by lower loan spreads.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2022 vs Q2 2022
Net interest income increased $217 million or 10%, driven by strong loan and deposit growth, margin expansion, and the impact of three more days in the quarter. The net interest margin increased seven basis points to 2.29%, due primarily to higher deposit spreads and the impact of the Bank of Canada rate increases, partly offset by lower loan spreads.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net interest income of $6,638 million increased $690 million or 12%, due primarily to strong loan and deposit growth, partly offset by margin compression. The net interest margin declined two basis points to 2.23%, due primarily to lower loan spreads and changes in business mix, partly offset by higher deposit spreads.
Non-interest income
Q3 2022 vs Q3 2021
Non-interest
income of $758 million declined $7 million or 1%. The decline was due primarily to elevated private equity gains in the prior year and lower income from associated corporations, partly offset by higher banking revenue, insurance fees, and foreign exchange fees.
Q3 2022 vs Q2 2022
Non-interest income was in line with prior quarter.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
income of $2,258 million increased $139 million or 7%. The increase was due primarily to higher banking revenue, foreign exchange fees, and mutual fund distribution fees, partly offset by lower income from associated corporations and elevated private equity gains in the prior year.
Provision for credit losses
Q3 2022 vs Q3 2021
The provision for credit losses was $93 million, an increase of $24 million. The provision for credit losses ratio increased by two basis points to nine basis points.
Provision for credit losses on performing loans was a net reversal of $50 million, compared to a net reversal of $66 million in the prior year. The provision reversal this period was driven by improved retail portfolio credit quality expectations, partly offset by the less favourable macroeconomic forecast, and growth in the retail and commercial portfolios.
Provision for credit losses on impaired loans was $143 million compared to $135 million, an increase of $8 million or 6% due primarily to higher retail provisions driven by higher formations, partly offset by lower commercial provisions due to a recovery on one commercial account. The provision for credit losses ratio on impaired loans was 13 basis points, a decrease of one basis point.
Q3 2022 vs Q2 2022
The provision for credit losses was $93 million, an increase of $105 million. The provision for credit losses ratio increased ten basis points to nine basis points.
Provision for credit losses on performing loans was a net reversal of $50 million, compared to a net reversal of $143 million in the prior quarter. The provision reversal this period was driven by improved retail portfolio credit quality expectations, partly offset by the less favourable macroeconomic forecast and portfolio growth.
Provision for credit losses on impaired loans was $143 million compared to $131 million, an increase of $12 million or 9% due primarily to higher retail provisions driven by higher formations, partly offset by lower commercial provisions due to a recovery on one commercial account. The provision for credit losses ratio on impaired loans remained unchanged at 13 basis points.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The provision for credit losses was $46 million, a decrease of $383 million. The provision for credit losses ratio was one basis point, a decrease of 15 basis points.
Provision for credit losses on performing loans was a net reversal of $353 million, compared to a net reversal of $162 million in the prior year. The provision reversal this period was driven primarily by improved retail portfolio credit quality, partly offset by the less favourable macroeconomic forecast and portfolio growth.
Provision for credit losses on impaired loans was $399 million compared to $591 million, a decrease of $192 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 13 basis points, a decrease of eight basis points.
Non-interest expenses
Q3 2022 vs Q3 2021
Non-interest
expenses were $1,385 million, up $118 million or 9%, due primarily to higher technology, advertising, and personnel costs to support business growth.
Q3 2022 vs Q2 2022
Non-interest
expenses were up $61 million or 5%, due primarily to the impact of three more days in the quarter, and higher advertising and technology costs to support business growth.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
expenses were $3,991 million, up $291 million or 8%, due primarily to higher technology, personnel, and advertising costs to support business growth.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes
The effective tax rate was 26.1% for the quarter, compared to 26.0% in the prior year and 25.9% in the prior quarter.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The effective tax rate of 26.1% increased from 25.9% in the prior year.

International Banking
T9 International Banking financial performance
	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022		April 30 2022	July 31 2021	July 31 2022		July 31 2021
Reported Results
Net interest income	$1,759		$1,687	$1,586	$5,094		$5,036
Non-interest income (1)	660		720	776	2,129		2,265
Total revenue	2,419		2,407	2,362	7,223		7,301
Provision for credit losses	325		276	339	875		1,260
Non-interest expenses	1,295		1,268	1,299	3,848		3,995
Income tax expense	122		182	160	512		498
Net income	$677		$681	$564	$1,988		$1,548
Net income attributable to non-controlling interest in subsidiaries	$52		$76	$78	$213		$253
Net income attributable to equity holders of the Bank	$625		$605	$486	$1,775		$1,295
Other financial data and measures
Return on equity (2)	13.1%		13.2%	11.1%	12.8%		9.8%
Net interest margin (2)	3.85	% (3)	3.86%	3.72%	3.82	% (3)	3.90%
Provision for credit losses – performing (Stage 1 and 2)	$63		$(2)	$(364)	$49		$(912)
Provision for credit losses – impaired (Stage 3)	$262		$278	$703	$826		$2,172
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.84%		0.77%	1.00%	0.80%		1.23%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.68%		0.77%	2.08%	0.75%		2.12%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.74%		0.76%	2.37%	0.79%		2.11%
Average assets ($ billions)	$209		$204	$191	$203		$195
Average liabilities ($ billions)	$155		$149	$146	$149		$149
(1)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2022 – $54 (April 30, 2022 – $77; July 31, 2021 – $52) and for the nine months ended July 31, 2022 – $199 (July 31, 2021 – $154).

(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Net interest margin methodology has been refined on a prospective basis to align to the Bank’s definition. Prior periods have not been restated.
(4)	Refer to Glossary on page 51 for the description of the measure.

T9A Adjusted International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Adjusted Results (1)
Net interest income	$1,759	$1,687	$1,586	$5,094	$5,036
Non-interest income	660	720	776	2,129	2,265
Total revenue	2,419	2,407	2,362	7,223	7,301
Provision for credit losses	325	276	339	875	1,260
Non-interest expenses (2)	1,285	1,258	1,288	3,818	3,960
Income tax expense	126	184	164	521	508
Net income	$683	$689	$571	$2,009	$1,573
Net income attributable to non-controlling interest in subsidiaries	$52	$76	$78	$213	$253
Net income attributable to equity holders of the Bank	$631	$613	$493	$1,796	$1,320
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2022 – $9 (April 30, 2022 – $10; July 31, 2021 – $11) and for the nine months ended July 31, 2022 – $29 (July 31, 2021 – $35).

Net income
Q3 2022 vs Q3 2021
Net income attributable to equity holders was $625 million, compared to $486 million. Adjusted net income attributable to equity holders was $631 million, an increase from $493 million. This increase was driven by higher net interest income, lower provision for income taxes, and lower provision for credit losses, partly offset by lower non-interest income.
Q3 2022 vs Q2 2022
Net income attributable to equity holders increased by $20 million or 3% from $605 million. Adjusted net income attributable to equity holders increased by $18 million or 3%, compared to $613 million last quarter. This was due largely to higher net interest income and lower provision for income taxes, partly offset by lower non-interest income, higher provision for credit losses and higher non-interest expenses.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income attributable to equity holders was $1,775 million, an increase of $480 million. Adjusted net income attributable to equity holders was $1,796 million, an increase of $476 million. This increase was due largely to lower provision for credit losses, non-interest
expenses and higher net interest income, partly offset by lower non-interest
income, and the negative impact of foreign currency translation.
Financial Performance on an Adjusted and Constant Dollar Basis
The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.
T10 International Banking financial performance on adjusted and constant dollar basis

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Constant dollars – Adjusted (1)
Net interest income	$1,759	$1,667	$1,585	$5,094	$4,856
Non-interest income (2)	660	716	766	2,129	2,177
Total revenue	2,419	2,383	2,351	7,223	7,033
Provision for credit losses	325	273	343	875	1,211
Non-interest expenses	1,285	1,247	1,290	3,818	3,840
Income tax expense	126	186	157	521	483
Net income	$683	$677	$561	$2,009	$1,499
Net income attributable to non-controlling interest in subsidiaries	$52	$72	$73	$213	$233
Net income attributable to equity holders of the Bank	$631	$605	$488	$1,796	$1,266
Other financial data and measures
Average assets ($ billions)	$209	$201	$189	$203	$188
Average liabilities ($ billions)	$155	$146	$144	$149	$143
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2022 – $54 (April 30, 2022 – $76; July 31, 2021 – $55) and for the nine months ended July 31, 2022 – $199 (July 31, 2021 – $158).

Net income
Q3 2022 vs Q3 2021
Net income attributable to equity holders was $625 million, compared to $481 million. Adjusted net income attributable to equity holders increased to $631 million from $488 million. This increase was driven by higher net interest income, lower provision for income taxes, and lower provision for credit losses, partly offset by lower non-interest
income.
Q3 2022 vs Q2 2022
Net income attributable to equity holders increased by $27 million or 5% from $598 million. Adjusted net income attributable to equity holders increased by $26 million or 5%, compared to $605 million last quarter. This was due largely to higher net interest income and lower provision for income taxes, partly offset by lower non-interest
income, higher provision for credit losses and higher
non-interest
expenses.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income attributable to equity holders was $1,775 million, an increase of $533 million. Adjusted net income attributable to equity holders was $1,796 million, up $530 million. This increase was due largely to lower provision for credit losses, and higher net interest income, partly offset by lower non-interest
income and higher provision for income taxes.
Average assets
Q3 2022 vs Q3 2021
Average assets were $209 billion, an increase of $20 billion. Total loan growth of 13% was driven by a 16% increase in residential mortgages, a 14% increase in commercial loans, and a 7% increase in personal loans and credit card balances.
Q3 2022 vs Q2 2022
Average assets increased by $8 billion. Loans grew by 4%, driven by a 4% increase in commercial loans, a 4% increase in residential mortgages and a 4% increase in personal loans and credit card balances.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Average assets were $203 billion and increased by $15 billion. Total loan growth of 10% was driven by an 11% increase in commercial loans, a 14% increase in residential mortgages, and a 1% increase in personal loans and credit card balances.
Average liabilities
Q3 2022 vs Q3 2021
Average liabilities of $155 billion were up $11 billion. Total deposits increased 5%, driven by a 7% increase in non-personal
deposits and a 2% increase in personal deposits.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2022 vs Q2 2022
Average liabilities were up $9 billion. Total deposits increased by 3%, driven by a 4% increase in non-personal
deposits and a 1% increase in personal deposits.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Average liabilities of $149 billion were up $6 billion. Total deposits increased by 4%, driven by a 5% increase in non-personal
deposits and a 2% increase in personal deposits.
Total revenue
Q3 2022 vs Q3 2021
Revenues were $2,419 million, an increase of $68 million or 3%, driven by higher net interest income, partly offset by lower non-interest
income.
Q3 2022 vs Q2 2022
Revenues increased by $36 million, or 2%, driven by higher net interest income, partly offset by lower non-interest
income.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Revenues were $7,223 million, up $190 million or 3%, driven by higher net interest income, partly offset by lower non-interest
income.
Net interest income
Q3 2022 vs Q3 2021
Net interest income of $1,759 million was up 11%, driven by growth in commercial loans and residential mortgages. Net interest margin increased by 13 basis points to 3.85% due mainly to higher central bank rates, changes in business mix and the refinement of the margin methodology, partly offset by higher funding costs and changes in deposits mix.
Q3 2022 vs Q2 2022
Net interest income increased by $92 million, or 6%, from three more days in the quarter and a 4% growth in total loans. Net interest margin decreased by 1 basis point to 3.85% driven primarily by margin compression due to higher funding cost driven by central bank rate increases and changes in deposits mix.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net interest income was $5,094 million, up 5%, due mainly to an increase in commercial loans and residential mortgages, partly offset by margin compression. Net interest margin declined by 8 basis points due to margin compression from higher funding costs and changes in the business mix, partly offset by the refinement of the margin methodology.
Non-interest income
Q3 2022 vs Q3 2021
Non-interest
income was $660 million, down 14%, due mainly to lower capital markets revenue related to market conditions, investment gains and insurance fees, partly offset by higher banking and card revenues.
Q3 2022 vs Q2 2022
Non-interest
income decreased by $56 million or 8%, due primarily to asset/liability management activities, and lower income from associated corporations.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
income was $2,129 million, down 2%, due primarily to lower capital markets revenue related to market conditions and insurance fees, partly offset by higher banking revenues and income from associated corporations.
Provision for credit losses
Q3 2022 vs Q3 2021
The provision for credit losses was $325 million, compared to $343 million, a decrease of $18 million or 5%. The provision for credit losses ratio decreased 16 basis points to 84 basis points.
Provision for credit losses on performing loans was $63 million, compared to a net reversal of $363 million. The provision this period related mainly to the retail portfolio driven by the less favourable macroeconomic forecast and portfolio growth partly offset by improved portfolio credit quality. Provision reversals last year were due mainly to the more favourable macroeconomic outlook and credit migration to impaired in the retail portfolio.
Provision for credit losses on impaired loans was $262 million, compared to $706 million, a decrease of $444 million or 63% due primarily to lower retail provisions driven by lower formations, mainly in Peru, Colombia and Mexico. The provision for credit losses ratio on impaired loans was 68 basis points, a decrease of 140 basis points.
Q3 2022 vs Q2 2022
The provision for credit losses was $325 million, compared to $273 million, an increase of $52 million or 19%. The provision for credit losses ratio increased seven basis points to 84 basis points.
Provision for credit losses on performing loans was $63 million, an increase of $65 million. The provision this period related mainly to the retail portfolio driven by the less favourable macroeconomic forecast and portfolio growth partly offset by improved portfolio credit quality expectations.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses on impaired loans was $262 million compared to $275 million, a decrease of $13 million or 5% due primarily to lower retail provisions driven by lower formations, mainly in Peru, Mexico, and Central America. The provision for credit losses ratio on impaired loans decreased 9 basis points to 68 basis points.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The provision for credit losses was $875 million, a decrease of $336 million or 28%. The provision for credit losses ratio was 80 basis points, a decrease of 43 basis points.
Provision for credit losses on performing loans was $49 million, compared to a net reversal of $900 million. The provision this period related mainly to the retail portfolio driven primarily by the less favourable macroeconomic forecast and portfolio growth with offsets mainly related to improved portfolio credit quality. Provision reversals in the prior period were driven primarily by allowance releases built in the fiscal year 2020, and credit migration to impaired, primarily in the retail portfolio.
Provision for credit losses on impaired loans was $826 million, compared to $2,111 million, a decrease of $1,285 million due primarily to lower retail provisions driven by lower formations across most markets. The provision for credit losses ratio on impaired loans was 75 basis points, a decrease of 137 basis points.
Non-interest expenses
Q3 2022 vs Q3 2021
Non-interest
expenses were $1,295 million, in line with the prior year. Adjusted non-interest expenses were $1,285 million, in line with the prior year. Increases related to business growth and inflationary impacts were mostly offset by the benefit from efficiency initiatives executed last year.
Q3 2022 vs Q2 2022
Non-interest
expenses were $1,295 million compared to $1,257 million, an increase of 3%. Adjusted non-interest
expenses increased by $38 million or 3% from $1,247 million last quarter. The increase was related to business growth.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
expenses were $3,848 million, down 1%. On an adjusted basis, non-interest
expenses were $3,818 million, a decrease of 1%. The decline was due to benefits from efficiency initiatives, partly offset by higher inflation.
Taxes
The effective tax rate was 15.4% for the quarter, compared to 22.1% in the prior year and 21.0% in the prior quarter. This was due primarily to higher inflationary adjustments in Mexico and Chile.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The effective tax rate was 20.5%, compared to 24.3%, due primarily to higher inflationary adjustments in Mexico and Chile, partly offset by changes in business mix and earnings across jurisdictions.

Global Wealth Management

T11 Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported Results
Net interest income	$200	$184	$160	$558	$467
Non-interest income	1,112	1,174	1,175	3,534	3,566
Total revenue	1,312	1,358	1,335	4,092	4,033
Provision for credit losses	5	1	(1)	5	1
Non-interest expenses	796	803	812	2,461	2,431
Income tax expense	133	145	132	424	414
Net income	$378	$409	$392	$1,202	$1,187
Net income attributable to non-controlling interest in subsidiaries	$2	$2	$2	$7	$7
Net income attributable to equity holders of the Bank	$376	$407	$390	$1,195	$1,180
Other financial data and measures
Return on equity (1)	15.5%	17.5%	16.5%	16.7%	16.8%
Assets under administration ($ billions) (2)(3)	$581	$591	$582	$581	$582
Assets under management ($ billions) (2)(3)	$320	$326	$341	$320	$341
Average assets ($ billions)	$33	$32	$29	$32	$28
Average liabilities ($ billions)	$48	$48	$46	$48	$44
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 51 for the description of the measure.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T11A Adjusted Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Adjusted Results (1)
Net interest income	$200	$184	$160	$558	$467
Non-interest income	1,112	1,174	1,175	3,534	3,566
Total revenue	1,312	1,358	1,335	4,092	4,033
Provision for credit losses	5	1	(1)	5	1
Non-interest expenses (2)	787	794	804	2,434	2,404
Income tax expense	135	148	133	431	421
Net income	$385	$415	$399	$1,222	$1,207
Net income attributable to non-controlling interest in subsidiaries	$2	$2	$2	$7	$7
Net income attributable to equity holders of the Bank	$383	$413	$397	$1,215	$1,200
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2022 – $9 (April 30, 2022 – $9; July 31, 2021 – $8) and for the nine months ended July 31, 2022 – $27 (July 31, 2021 – $27).

Net income
Q3 2022 vs Q3 2021
Net income attributable to equity holders was $376 million, a decrease of $14 million or 3%. The decline is due primarily to lower fee income driven by market conditions, partly offset by higher net interest income and lower volume-related expenses.
Q3 2022 vs Q2 2022
Net income attributable to equity holders decreased $31 million or 8%. Lower fee income driven by market conditions was partly offset by higher net interest income and lower expenses.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income attributable to equity holders was $1,195 million, up $15 million or 1%. Higher brokerage revenues and net interest income were partly offset by lower mutual fund fees, higher volume-related expenses, and the 5% impact of elevated seasonal performance fees in the prior year.
Assets under management (AUM) and assets under administration (AUA)
Q3 2022 vs Q3 2021
Assets under management of $320 billion decreased $21 billion or 6% driven primarily by market depreciation. Assets under administration of $581 billion decreased $1 billion due primarily to market depreciation, partly offset by higher net sales.
Q3 2022 vs Q2 2022
Assets under management decreased $6 billion or 2% due primarily to lower net sales and market depreciation. Assets under administration decreased $10 billion or 2% due primarily to market depreciation, partly offset by higher net sales.
Total revenue
Q3 2022 vs Q3 2021
Revenues were $1,312 million, down $23 million or 2%. The decrease is due primarily to lower fee income driven by lower AUM and trading volumes, partly offset by higher net interest income from strong loan growth and improved deposit margins.
Q3 2022 vs Q2 2022
Revenues were down $46 million or 3%, due primarily to lower fee income driven by lower AUM and trading volumes, partly offset by higher net interest income from improved deposit margins and the impact of three more days in the quarter.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Revenues were $4,092 million, up $59 million or 1%. The increase was due primarily to higher brokerage revenues and net interest income driven by strong loan growth and improved deposit margins, partly offset by lower mutual fund fees and the 3% impact of elevated seasonal performance fees in the prior year.
Provision for credit losses
Q3 2022 vs Q3 2021
The provision for credit losses was $5 million, an increase of $6 million. The provision for credit losses ratio increased 11 basis points to eight basis points.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2022 vs Q2 2022
The provision for credit losses was $5 million, an increase of $4 million. The provision for credit losses ratio increased seven basis points to eight basis points.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The provision for credit losses was $5 million, compared to $1 million, driven primarily by the less favourable macroeconomic forecast. The provision for credit losses ratio was three basis points, an increase of two basis points.
Non-interest expenses
Q3 2022 vs Q3 2021
Non-interest
expenses of $796 million were down $16 million or 2%. Lower volume-related expenses, primarily performance-based compensation, were partly offset by higher technology costs to support business initiatives.
Q3 2022 vs Q2 2022
Non-interest
expenses were down $7 million or 1%, driven mainly by lower volume-related expenses, primarily related to distribution. This was partly offset by the impact of three more days in the quarter.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
expenses of $2,461 million were up $30 million or 1%. This increase was driven mainly by volume-related expenses, primarily performance-based compensation and distribution expenses, along with technology costs to support business initiatives.
Taxes
The effective tax rate was 26.1% for the quarter, compared to 25.2% in the prior year and 26.2% in the prior quarter.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The effective tax rate was 26.1% compared to 25.8% in the prior year.
Global Banking and Markets
T12 Global Banking and Markets financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported Results
Net interest income	$405	$360	$363	$1,138	$1,071
Non-interest income	747	902	890	2,680	2,775
Total revenue	1,152	1,262	1,253	3,818	3,846
Provision for credit losses	(15)	(46)	(27)	(77)	(50)
Non-interest expenses	655	653	620	1,978	1,867
Income tax expense	134	167	147	490	456
Net income	$378	$488	$513	$1,427	$1,573
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$378	$488	$513	$1,427	$1,573
Other financial data and measures
Return on equity (1)	11.1%	15.6%	16.1%	14.6%	16.9%
Provision for credit losses – performing (Stage 1 and 2)	$3	$(42)	$(33)	$(47)	$(83)
Provision for credit losses – impaired (Stage 3)	$(18)	$(4)	$6	$(30)	$33
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (2)	(0.05)%	(0.16)%	(0.11)%	(0.09)%	(0.07)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (2)	(0.06)%	(0.01)%	0.03%	(0.03)%	0.04%
Net write-offs as a percentage of average net loans and acceptances (2)	(0.11)%	0.02%	0.03%	(0.03)%	0.06%
Average assets ($ billions)	$443	$431	$401	$440	$398
Average liabilities ($ billions)	$419	$400	$373	$409	$386
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 51 for the description of the measure.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q3 2022 vs Q3 2021
Net income attributable to equity holders was $378 million, a decrease of $135 million or 26%. This was due to lower non-interest
income driven by challenging market conditions and lower customer activity, higher non-interest
expenses, and lower recovery on provision for credit losses, partly offset by higher net interest income.
Q3 2022 vs Q2 2022
Net income attributable to equity holders decreased by $110 million or 23%. This was due to lower non-interest
income driven by lower customer activity, as well as lower recovery on provision for credit losses, partly offset by higher net interest income.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income attributable to equity holders was $1,427 million, a decrease of $146 million or 9%. This was due to higher non-interest
expenses and lower
non-interest
income driven by lower customer activity, partly offset by higher net interest income and higher recovery on provision for credit losses.
Average assets
Q3 2022 vs Q3 2021
Average assets were $443 billion, an increase of $42 billion or 10%. This was due mainly to increases in loans and securities purchased under resale agreements, and the impact of foreign currency translation, partly offset by lower trading securities. Loan balances increased 22%, reflecting growth in most regions, with the largest contribution from the U.S.
Q3 2022 vs Q2 2022
Average assets increased $12 billion or 3%, due mainly to increases in securities purchased under resale agreements and loans, partly offset by lower trading securities. Loan balances increased 9%, primarily in Canada and the U.S.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Average assets were $440 billion, an increase of $42 billion or 11%, due mainly to increases in securities purchased under resale agreements and loans. Loan balances increased 14%, primarily in the U.S.
Average liabilities
Q3 2022 vs Q3 2021
Average liabilities were $419 billion, an increase of $46 billion or 12%, due mainly to increases in deposits, securities sold under repurchase agreements, derivative-related liabilities, and the impact of foreign currency translation.
Q3 2022 vs Q2 2022
Average liabilities increased $19 billion or 5% due mainly to increases in deposits and derivative-related liabilities.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Average liabilities were $409 billion, an increase of $23 billion or 6% due mainly to increases in deposits and derivative-related liabilities.
Total revenue
Q3 2022 vs Q3 2021
Revenues were $1,152 million, a decrease of $101 million or 8% due primarily to lower non-interest
income, partly offset by higher net interest income.
Q3 2022 vs Q2 2022
Revenues decreased by $110 million or 9% due mainly to lower non-interest
income, partly offset by higher net interest income.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Revenues decreased by $28 million or 1% due primarily to lower non-interest
income, partly offset by higher net interest income.
Net interest income
Q3 2022 vs Q3 2021
Net interest income was $405 million, an increase of $42 million or 12%. This was due mainly to higher deposit margins and lending volumes and the positive impact of foreign currency translation, partly offset by higher trading-related funding costs.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2022 vs Q2 2022
Net interest income increased by $45 million or 13%, due mainly to higher deposit margins, partly offset by higher trading-related funding costs.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net interest income increased by $67 million or 6%, due mainly to higher deposit margins and lending volumes and higher loan origination fees, partly offset by higher trading-related funding costs.
Non-interest
income
Q3 2022 vs Q3 2021
Non-interest
income was $747 million, a decrease of $143 million or 16% due mainly to lower underwriting and advisory fees and trading revenues in the fixed income business.
Q3 2022 vs Q2 2022
Non-interest
income decreased by $155 million or 17%, due mainly to lower underwriting and advisory fees and trading revenues in the fixed income business.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
income was $2,680 million, a decrease of $95 million or 3%, due mainly to lower underwriting and advisory fees.
Provision for credit losses
Q3 2022 vs Q3 2021
The provision for credit losses was a net reversal of $15 million compared to a net reversal of $27 million. The provision for credit losses ratio was negative five basis points, an increase of six basis points.
Provision for credit losses on performing loans was $3 million, an increase of $36 million. The provision this period was driven primarily by the less favourable macroeconomic forecast and portfolio growth.
Provision for credit losses on impaired loans was a net reversal of $18 million, a decrease of $24 million, due primarily to a recovery on one account in the energy sector. The provision for credit losses ratio on impaired loans was negative six basis points, a decrease of nine basis points.
Q3 2022 vs Q2 2022
The provision for credit losses was a net reversal of $15 million compared to a net reversal of $46 million. The provision for credit losses ratio was negative five basis points.
Provision for credit losses on performing loans was $3 million, an increase of $45 million. The provision this period was driven primarily by the less favourable macroeconomic forecast and portfolio growth.
Provision for credit losses on impaired loans was a net reversal of $18 million compared to a net reversal of $4 million. The reversal this period was due primarily to a recovery on one account in the energy sector. The provision for credit losses ratio on impaired loans was negative six basis points, a decrease of five basis points.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The provision for credit losses was a net reversal of $77 million, compared to a net reversal of $50 million. The provision for credit losses ratio decreased two basis points to negative nine basis points.
Provision for credit losses on performing loans was a net reversal of $47 million, compared to a net reversal of $83 million. The provision reversals this period were driven primarily by reversals of allowances in the energy portfolio as a result of increased commodity prices, partly offset by the less favourable macroeconomic forecast.
Provision for credit losses on impaired loans was a net reversal of $30 million, a decrease of $63 million due primarily to lower formations and recoveries. The provision for credit losses ratio on impaired loans was negative three basis points, a decrease of seven basis points.
Non-interest
expenses
Q3 2022 vs Q3 2021
Non-interest
expenses were $655 million, up $35 million or 6%, due mainly to increases in technology costs to support business development, partly offset by lower personnel costs.
Q3 2022 vs Q2 2022
Non-interest
expenses increased $2 million as lower personnel costs were offset by increases in technology costs to support business development.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Non-interest
expenses of $1,978 million increased $111 million or 6% due mainly to increases in technology costs to support business development, partly offset by lower personnel costs.
Taxes
Q3 2022 vs Q3 2021
The effective tax rate for the quarter was 26.1% compared to 22.3% in the prior year. The changes were due mainly to prior year recoveries and the change in earnings mix across jurisdictions.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2022 vs Q2 2022
The effective tax rate for the quarter was 26.1% compared to 25.5%.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
The effective tax rate was 25.6% compared to 22.5% due mainly to prior year recoveries and the change in earnings mix across jurisdictions.
Other
(1)
T13 Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported Results
Net interest income (2)	$(49)	$98	$78	$65	$222
Non-interest income (2)(3)	(154)	(86)	(66)	(304)	96
Total revenue	(203)	12	12	(239)	318
Provision for credit losses	4	–	–	4	–
Non-interest expenses	60	111	99	295	354
Income tax expense/(benefit) (2)	(215)	(89)	(81)	(409)	(207)
Net income (loss)	$(52)	$(10)	$(6)	$(129)	$171
Net income (loss) attributable to non-controlling interest in subsidiaries	$–	$–	$1	$–	$1
Net income (loss) attributable to equity holders	$(52)	$(10)	$(7)	$(129)	$170
Other measures
Average assets ($ billions)	$173	$174	$143	$166	$156
Average liabilities ($ billions)	$263	$269	$194	$258	$191
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes for the three months ended July 31, 2022 – $92 (April 30, 2022 – $92; July 31, 2021 – $74) and for nine months ended July 31, 2022 – $276 (July 31, 2021 – $219) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies for the three months ended July 31, 2022 – $(28) (April 30, 2022 – $(16); July 31, 2021 – $(5)) and for the nine months ended July 31, 2022 – $(30) (July 31, 2021 – $10).

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q3 2022 vs Q3 2021
Net income attributable to equity holders was a net loss of $52 million, compared to a net loss of $7 million in the prior year. The decrease of $45 million was due primarily to a lower contribution from asset/liability management activities, and significantly lower investment gains, partly offset by lower income taxes and lower non-interest
expenses.
Q3 2022 vs Q2 2022
Net income attributable to equity holders decreased $42 million from the prior quarter, due primarily to lower contribution from asset/liability management activities and lower investment gains, partly offset by lower income taxes and lower non-interest
expenses.
Year-to-date
Q3 2022 vs
Year-to-date
Q3 2021
Net income attributable to equity holders was a net loss of $129 million compared to net income of $170 million in the prior year. The decrease of $299 million was due mainly to significantly lower investment gains and a lower contribution from asset/liability management activities. This was partly offset by lower non-interest
expenses, mainly related to the Bank’s increased investment in the SCENE loyalty program in the prior year.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T14 Geographic highlights

	For the three months ended July 31, 2022
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,571	$236	$429	$304	$415	$151	$367	$203	$4,676
Non-interest income	1,956	235	195	81	106	89	184	277	3,123
Total revenue	4,527	471	624	385	521	240	551	480	7,799
Provision for credit losses	64	29	60	92	49	60	53	5	412
Non-interest expenses	2,429	254	314	153	214	162	333	332	4,191
Income tax expense	381	49	37	39	12	7	32	45	602
Net income	1,653	139	213	101	246	11	133	98	2,594
Net income attributable to non-controlling interests in subsidiaries	–	–	6	1	16	6	25	–	54
Net income attributable to equity holders of the Bank	$1,653	$139	$207	$100	$230	$5	$108	$98	$2,540
Adjusted results (1)
Adjustments	10	–	–	1	4	–	1	1	17
Adjusted net income (loss) attributable to equity holders of the Bank	$1,663	$139	$207	$101	$234	$5	$109	$99	$2,557
Average Assets ($ billions)	$777	$203	$47	$28	$52	$14	$32	$142	$1,295

	For the three months ended April 30, 2022									For the three months ended July 31, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,480	$207	$412	$295	$410	$175	$329	$165	$4,473	$2,338	$187	$411	$269	$372	$157	$324	$159	$4,217
Non-interest income	2,191	254	192	108	141	104	194	285	3,469	2,215	251	192	154	169	99	159	301	3,540
Total revenue	4,671	461	604	403	551	279	523	450	7,942	4,553	438	603	423	541	256	483	460	7,757
Provision for credit losses	(35)	(22)	51	89	38	53	39	6	219	48	(12)	72	126	47	40	48	11	380
Non-interest expenses	2,421	259	287	156	219	169	319	329	4,159	2,374	225	289	163	229	171	344	302	4,097
Income tax expense	534	57	54	46	31	20	49	26	817	501	34	50	24	58	24	19	28	738
Net income	1,751	167	212	112	263	37	116	89	2,747	1,630	191	192	110	207	21	72	119	2,542
Net income attributable to non-controlling interests in subsidiaries	(1)	–	4	3	34	16	22	–	78	–	–	4	3	46	8	20	–	81
Net income attributable to equity holders of the Bank	$1,752	$167	$208	$109	$229	$21	$94	$89	$2,669	$1,630	$191	$188	$107	$161	$13	$52	$119	$2,461
Adjusted results (1)
Adjustments	9	–	–	2	5	–	1	1	18	11	–	–	1	5	–	1	–	18
Adjusted net income (loss) attributable to equity holders of the Bank	$1,761	$167	$208	$111	$234	$21	$95	$90	$2,687	$1,641	$191	$188	$108	$166	$13	$53	$119	$2,479
Average Assets ($ billions)	$751	$210	$44	$27	$53	$14	$31	$134	$1,264	$673	$172	$41	$25	$53	$12	$29	$143	$1,148

	For the nine months ended July 31, 2022									For the nine months ended July 31, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$7,437	$644	$1,262	$878	$1,230	$488	$1,021	$533	$13,493	$6,848	$545	$1,261	$923	$1,130	$528	$1,029	$480	$12,744
Non-interest income	6,459	767	560	308	386	296	561	960	10,297	6,948	732	535	426	505	298	495	882	10,821
Total revenue	13,896	1,411	1,822	1,186	1,616	784	1,582	1,493	23,790	13,796	1,277	1,796	1,349	1,635	826	1,524	1,362	23,565
Provision for credit losses	(8)	1	171	256	126	159	132	16	853	393	(26)	257	486	162	162	172	34	1,640
Non-interest expenses	7,312	768	890	458	657	506	986	996	12,573	7,037	693	911	507	718	507	1,027	947	12,347
Income tax expense	1,455	165	151	133	95	45	115	124	2,283	1,442	88	156	78	168	63	73	114	2,182
Net income	5,137	477	610	339	738	74	349	357	8,081	4,924	522	472	278	587	94	252	267	7,396
Net income attributable to non-controlling interests in subsidiaries	(1)	–	14	6	100	33	68	–	220	1	–	10	(2)	152	40	60	–	261
Net income attributable to equity holders of the Bank	$5,138	$477	$596	$333	$638	$41	$281	$357	$7,861	$4,923	$522	$462	$280	$435	$54	$192	$267	$7,135
Adjusted results (1)
Adjustments	29	–	–	4	14	–	3	3	53	30	–	–	5	15	–	3	4	57
Adjusted net income (loss) attributable to equity holders of the Bank	$5,167	$477	$596	$337	$652	$41	$284	$360	$7,914	$4,953	$522	$462	$285	$450	$54	$195	$271	$7,192
Average Assets ($ billions)	$748	$209	$45	$26	$52	$14	$31	$140	$1,265	$687	$162	$41	$27	$53	$13	$30	$139	$1,152
(1)	Refer to page 4 for a discussion of Non-GAAP Measures.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T15 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2022	April 30 2022	January 31 2022	October 31 2021	July 31 2021	April 30 2021	January 31 2021	October 31 2020
Reported results
Net interest income	$4,676	$4,473	$4,344	$4,217	$4,217	$4,176	$4,351	$4,258
Non-interest income	3,123	3,469	3,705	3,470	3,540	3,560	3,721	3,247
Total revenue	$7,799	$7,942	$8,049	$7,687	$7,757	$7,736	$8,072	$7,505
Provision for credit losses	412	219	222	168	380	496	764	1,131
Non-interest expenses	4,191	4,159	4,223	4,271	4,097	4,042	4,208	4,057
Income tax expense	602	817	864	689	738	742	702	418
Net income	$2,594	$2,747	$2,740	$2,559	$2,542	$2,456	$2,398	$1,899
Basic earnings per share ($)	2.10	2.16	2.15	1.98	2.00	1.89	1.87	1.44
Diluted earnings per share ($)	2.09	2.16	2.14	1.97	1.99	1.88	1.86	1.42
Net interest margin (%) (1)	2.22	2.23	2.16	2.17	2.23	2.26	2.27	2.22
Effective tax rate (%) (2)	18.8	22.9	24.0	21.2	22.5	23.2	22.7	18.0
Adjusted results (1)
Adjusting items:
Acquisition-related costs	$24	$24	$25	$25	$24	$26	$28	$46
Restructuring and other provisions	–	–	–	188	–	–	–	–
Net (gain)/ loss on divestitures	–	–	–	–	–	–	–	8
Tax on adjusting items	(7)	(6)	(7)	(56)	(6)	(7)	(8)	(15)
Adjustments (After tax)	17	18	18	157	18	19	20	39
Adjusted net income	$2,611	$2,765	$2,758	$2,716	$2,560	$2,475	$2,418	$1,938
Adjusted diluted earnings per share	$2.10	$2.18	$2.15	$2.10	$2.01	$1.90	$1.88	$1.45
(1)	Refer to page 4 for a discussion of Non-GAAP Measures.
(2)	Refer to Glossary on page 51 for the description of the measure.
Trending analysis
Earnings have generally trended upward over the period, mainly from higher net interest income, lower provision for credit losses and prudent expense management. Earnings this quarter were impacted by lower non-interest income and higher provision for credit losses.
Canadian Banking results have been trending upward over the period, driven by strong revenue growth, consistent positive operating leverage, and lower provision for credit losses as a result of improved credit quality.
International Banking results have trended upward over the period. Provision for credit losses have generally decreased due to lower formations and improved credit quality, and expenses remain well controlled driven by cost management initiatives.
Global Wealth Management has delivered strong earnings growth over the period driven by solid revenue growth and positive operating leverage. The current quarter was impacted by market conditions.
Global Banking and Markets results are affected by market conditions that impact revenue from client activity in the capital markets and corporate and investment banking businesses. Provision for credit losses have generally decreased over the period.
Provision for credit losses
Provision for credit losses have generally trended downward during the period driven by performing loan provision reversals and lower impaired loan provisions. The current quarter was impacted by a less favourable macroeconomic forecast.
Non-interest
expenses
Non-interest
expenses have been relatively stable over the period, with certain quarters impacted by seasonality or adjusting items. The trend has been driven by the favourable impact of foreign currency translation and ongoing expense management and efficiency initiatives.
Provision for income taxes
The effective tax rate was 18.8% this quarter and averaged 21.7% over the period. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt
dividend income and inflationary adjustments.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position
T16 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	July 31 2022	October 31 2021
Assets
Cash, deposits with financial institutions and precious metals	$68.6	$87.1
Trading assets	118.6	146.3
Securities purchased under resale agreements and securities borrowed	155.2	127.7
Investment securities	108.2	75.2
Loans	713.4	637.0
Other	128.1	111.5
Total assets	$1,292.1	$1,184.8
Liabilities
Deposits	$879.6	$797.3
Obligations related to securities sold under repurchase agreements and securities lent	128.1	123.5
Other liabilities	202.4	184.8
Subordinated debentures	8.4	6.3
Total liabilities	$1,218.5	$1,111.9
Equity
Common equity	$65.0	$64.8
Preferred shares and other equity instruments	7.1	6.0
Non-controlling interests in subsidiaries	1.5	2.1
Total equity	$73.6	$72.9
Total liabilities and equity	$1,292.1	$1,184.8
The Bank’s total assets were $1,292 billion as at July 31, 2022, up $107 billion or 9% from October 31, 2021. Investment securities increased $33 billion due primarily to higher holdings of U.S. government debt. Loans increased $76 billion. Residential mortgages increased $24 billion mainly in Canada. Personal loans and credit cards increased $6 billion reflecting increased consumer spending. Business and government loans increased $45 billion mainly in Canada and the U.S. Securities purchased under resale agreements and securities borrowed increased $27 billion due to higher client demand. Derivative instrument assets increased by $5 billion due to changes in foreign exchange rates, interest rates and higher activity. Other assets increased $13 billion due mainly to higher collateral requirements. Trading securities decreased $29 billion due to market conditions and lower client activity. Cash and deposits with financial institutions decreased $19 billion due primarily to lower balances with central banks.
Total liabilities were $1,219 billion as at July 31, 2022, up $107 billion or 10% from October 31, 2021. Total deposits increased $82 billion. Personal deposits of $260 billion increased $16 billion due primarily to growth in Canada. Business and government deposits grew by $56 billion mainly in Canada and the U.S. Deposits by financial institutions increased $11 billion due to higher deposits in Asia and Canada. Obligations related to securities sold under repurchase agreements and securities lent increased by $5 billion due to higher activity and funding requirements. Obligations related to securities sold short increased by $3 billion due mainly to larger Canadian government positions. Derivative instrument liabilities increased $15 billion due to changes in interest rates, foreign exchange rates and commodities.
Total shareholders’ equity increased $693 million from October 31, 2021. Equity was higher due to current year earnings of $8,081 million and net issuance of preferred shares and other equity instruments of $1 billion. Partly offsetting these items were dividends paid of $3,785 million, share buybacks of $2,745 million, other comprehensive loss of $1,129 billion due mainly to change in derivative instruments designated as cash flow hedges and a reduction in non-controlling
interests in subsidiaries of $684 million due primarily to the Bank’s increased ownership in Scotiabank Chile.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2021 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2021 Annual Report.
Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement continues to be applied in the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in risk.
The Bank has no direct credit exposure to Russia or Ukraine but does have credit exposure to businesses that are impacted either directly or indirectly by higher energy costs or commodity prices, or potential disruption within their supply chains. The Bank monitors both the internal and

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Such impacts are not significant and are appropriately mitigated.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. The base case is less favourable this quarter, with the growth outlook revised lower due to higher inflationary pressures and rising rate environment. Relative to the base case, the optimistic scenario features somewhat stronger economic activity. The two pessimistic scenarios were updated this quarter to reflect the potential risk of stagflation and recession.
In light of current economic uncertainty, the updated pessimistic scenarios feature a protracted period of high commodity prices, elevated financial market uncertainty and a further disruption to supply chains. All these elements lead to much higher inflation compared to the base case scenario. Central banks respond by increasing rates more aggressively in the pessimistic scenarios, pushing rates across the yield curve higher compared to the base case scenario and resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, the stagflation shock is stronger and persists for a longer period of time.
This quarter, the Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses on performing loans to capture the elevated downside risks to the outlook.
The table below shows a comparison of projections for the next 12 months, as at July 31, 2022, April 30, 2022 and October 31, 2021, of select macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 67 for all key variables). Further deterioration in these variables up to the date of the financial statements is incorporated through expert credit judgment:
T17 Select macroeconomic variable projections

	Base Case Scenario			Alternative Scenario - Optimistic			Alternative Scenario - Pessimistic			Alternative Scenario - Very Pessimistic
Next 12 months	As at July 31 2022	As at April 30 2022	As at October 31 2021	As at July 31 2022	As at April 30 2022	As at October 31 2021	As at July 31 2022	As at April 30 2022	As at October 31 2021	As at July 31 2022	As at April 30 2022	As at October 31 2021
Canada
Real GDP growth, y/y % change	3.2	4.6	3.4	5.0	6.6	5.3	-2.8	-0.8	-1.3	-3.9	-2.2	-7.4
Consumer price index, y/y %	5.5	5.6	3.0	5.9	6.1	3.4	9.7	8.1	2.0	11.8	9.5	1.6
Bank of Canada overnight rate target, average %	2.9	2.2	0.3	3.3	2.8	0.9	4.2	3.5	0.3	4.2	3.5	0.3
Unemployment rate, average %	5.1	5.0	6.3	4.3	4.2	5.6	9.1	9.1	8.8	9.6	9.6	11.7
U.S.
Real GDP growth, y/y % change	2.4	3.9	5.7	3.3	5.3	7.3	-3.4	-1.9	2.4	-4.7	-3.5	-1.4
Consumer price index, y/y %	6.5	7.1	4.0	6.8	7.5	4.5	10.4	9.9	3.3	12.7	11.5	2.6
Target federal funds rate, upper limit, average %	2.9	1.9	0.3	3.8	2.5	0.8	4.2	3.2	0.3	4.2	3.2	0.3
Unemployment rate, average %	3.9	3.8	3.8	3.7	3.5	3.4	7.5	7.4	5.6	7.9	7.8	6.8
Global
WTI oil price, average USD/bbl	106	96	69	111	102	75	133	129	61	142	140	57
The table below shows a quarterly breakdown of the projections for the above macroeconomic variables, as at July 31, 2022 and April 30, 2022, under the base case scenario:

Next 12 months	Base Case Scenario
	Calendar Quarters				Average July 31 2022	Calendar Quarters				Average April 30 2022
	Q3 2022	Q4 2022	Q1 2023	Q2 2023		Q2 2022	Q3 2022	Q4 2022	Q1 2023
Canada
Real GDP growth, y/y % change	4.2	3.1	3.0	2.5	3.2	5.3	5.0	4.1	4.1	4.6
Consumer price index, y/y %	6.8	6.5	5.3	3.6	5.5	5.9	6.2	5.8	4.6	5.6
Bank of Canada overnight rate target, %	2.5	3.0	3.0	3.0	2.9	1.3	2.0	2.5	3.0	2.2
Unemployment rate, average %	5.0	5.0	5.1	5.2	5.1	5.3	5.0	4.9	4.9	5.0
U.S.
Real GDP growth, y/y % change	2.7	1.6	2.6	2.4	2.4	3.9	4.1	3.4	4.0	3.9
Consumer price index, y/y %	7.9	7.2	6.1	4.7	6.5	8.1	7.8	6.8	5.6	7.1
Target federal funds rate, upper limit, %	2.5	3.0	3.0	3.0	2.9	1.0	1.8	2.3	2.5	1.9
Unemployment rate, average %	3.7	3.9	4.1	4.2	3.9	3.7	3.7	3.8	3.8	3.8
Global
WTI oil price, average USD/bbl	109	107	106	101	106	107	98	91	89	96
The total allowance for credit losses as at July 31, 2022, was $5,295 million. The allowance for credit losses on loans was $5,147 million, a decrease of $147 million from the prior quarter. The decrease was due primarily to impact of foreign currency translation and provision releases due to improved portfolio credit quality. This was partly offset by allowance build for the impact of macroeconomic forecast.
The allowance on performing loans was lower at $3,590 million compared to $3,690 million as at April 30, 2022. The decrease was due primarily to the impact of foreign currency translation and provision releases due to improved portfolio credit quality. This was partly offset by provisions driven by the less favorable macroeconomic forecast and portfolio growth.
The allowance on impaired loans decreased to $1,557 million from $1,604 million last quarter. The decrease was primarily related to the International Banking Retail portfolio driven by lower formations, and higher write-offs in the International commercial portfolio.
Impaired loans
Gross impaired loans decreased to $4,252 million as at July 31, 2022, compared to $4,264 million last quarter. The decrease was due primarily to commercial and corporate repayments and the impact of foreign currency translation partly offset by new formations in International Banking. The gross impaired loan ratio was 58 basis points as at July 31, 2022, a decrease of two basis points from last quarter.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net impaired loans in Canadian Banking were $355 million as at July 31, 2022, a decrease of $66 million from last quarter, due primarily to lower commercial gross impaired loans due to a recovery on one account, partly offset by new formations. International Banking’s net impaired loans were $2,202 million as at July 31, 2022, an increase of $134 million from last quarter, due primarily to higher commercial gross impaired loans. In Global Wealth Management, net impaired loans were $18 million as at July 31, 2022, a decrease of $5 million from last quarter, due primarily to write off and repayment on one account. In Global Banking and Markets, net impaired loans were $120 million as at July 31, 2022, a decrease of $28 million from last quarter, due primarily to repayment and a recovery on one account in the energy sector, partly offset by provisions. Net impaired loans as a percentage of loans and acceptances were 0.36% as at July 31, 2022, a decrease of one basis point from 0.37% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2022, these loans amounted to $454 billion or 62% of the Bank’s total loans and acceptances outstanding (April 30, 2022 – $446 billion or 62%). Of these, $366 billion or 81% are real estate secured loans (April 30, 2022 – $359 billion or 81%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at July 31, 2022
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$5,223	1.7%	$6,524	2.2%	$11,747	3.9%	$–	–%	$1,041	4.8%	$1,041	4.8%
Quebec	8,153	2.7	12,241	4.1	20,394	6.8	–	–	1,059	4.8	1,059	4.8
Ontario	34,802	11.6	130,402	43.4	165,204	55.0	–	–	12,597	57.5	12,597	57.5
Manitoba & Saskatchewan	5,618	1.9	4,857	1.6	10,475	3.5	–	–	650	3.0	650	3.0
Alberta	17,353	5.8	15,685	5.2	33,038	11.0	–	–	2,438	11.1	2,438	11.1
British Columbia & Territories	11,849	3.9	47,830	15.9	59,679	19.8	–	–	4,108	18.8	4,108	18.8
Canada (4)(5)	$82,998	27.6%	$217,539	72.4%	$300,537	100%	$–	–%	$21,893	100%	$21,893	100%
International	–	–	43,428	100	43,428	100	–	–	–	–	–	–
Total	$82,998	24.1%	$260,967	75.9%	$343,965	100%	$–	–%	$21,893	100%	$21,893	100%
	As at April 30, 2022
Canada (4)(5)	$82,017	27.9%	$212,303	72.1%	$294,320	100%	$–	–%	$21,239	100%	$21,239	100%
International	–	–	43,394	100	43,394	100	–	–	–	–	–	–
Total	$82,017	24.3%	$255,697	75.7%	$337,714	100%	$–	–%	$21,239	100%	$21,239	100%
	As at October 31, 2021
Canada (4)(5)	$86,386	30.8%	$193,783	69.2%	$280,169	100%	$–	–%	$20,464	100%	$20,464	100%
International	–	–	39,509	100	39,509	100	–	–	–	–	–	–
Total	$86,386	27.0%	$233,292	73.0%	$319,678	100%	$–	–%	$20,464	100%	$20,464	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,843 (April 30, 2022–$3,815; October 31, 2021–$3,783) of which $2,547 are insured (April 30, 2022–$2,487; October 31, 2021–$2,793).
(5)	Variable rate mortgages account for 37% (April 30, 2022 - 35%; October 31, 2021–28%) of the Bank’s total Canadian residential mortgage portfolio.
Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at July 31, 2022
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	28.7%	37.8%	31.9%	1.4%	0.2%	100%
International	63.1%	17.2%	17.3%	2.4%	0.0%	100%
	As at April 30, 2022
Canada	29.2%	37.3%	31.7%	1.6%	0.2%	100%
International	62.9%	17.6%	17.5%	2.0%	0.0%	100%
	As at October 31, 2021
Canada	29.9%	38.5%	30.1%	1.3%	0.2%	100%
International	62.7%	17.4%	15.6%	4.3%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20–Residential Mortgage Underwriting Practices and Procedures (January 2018).

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 72% uninsured (April 30, 2022 – 72%; October 31, 2021 – 69%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 46% (April 30, 2022 – 47%; October 31, 2021 – 49%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended July 31, 2022
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)(4)
Atlantic provinces	62.9%	64.0%
Quebec	65.2	69.1
Ontario	62.7	61.5
Manitoba & Saskatchewan	68.6	60.9
Alberta	67.7	71.5
British Columbia & Territories	62.3	60.5
Canada (3)(4)	63.2%	62.3%
International	72.1%	n/a
	For the three months ended April 30, 2022
Canada (3)(4)	63.4%	62.5%
International	72.1%	n/a
	For the three months ended October 31, 2021
Canada (3)(4)	64.7%	64.7%
International	72.4%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20–Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
(4)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.
Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (65% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.
The Bank’s exposures to sovereigns was $59.7 billion as at July 31, 2022 (April 30, 2022 – $58.7 billion; October 31, 2021 – $59.9 billion), $13.5 billion to banks (April 30, 2022 – $15.6 billion; October 31, 2021 – $13.4 billion) and $122.3 billion to corporates (April 30, 2022 – $120.2 billion; October 31, 2021 – $111.2 billion).

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	July 31, 2022							April 30 2022	October 31 2021
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$84,361	$8,396	$19,063	$2,983	$114,803	$9,970	$124,773	$121,275	$114,711
Caribbean and Central America	11,739	3,415	4,086	18	19,258	3,451	22,709	22,502	21,746
Europe, excluding U.K.	6,750	1,167	4,586	1,838	14,341	8,664	23,005	21,816	22,361
U.K.	7,711	5,247	931	3,089	16,978	7,561	24,539	26,523	24,046
Asia	13,631	806	13,158	1,200	28,795	8,534	37,329	37,226	37,290
Other (6)	584	3	188	240	1,015	257	1,272	1,586	1,766
Total	$124,776	$19,034	$42,012	$9,368	$195,190	$38,437	$233,627	$230,928	$221,920
(1)
Individual allowances for credit losses are $471. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,486 as at July 31, 2022 (April 30, 2022–$13,304; October 31, 2021–$12,755).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $5,685 and collateral held against SFT was $107,420.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.
T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	July 31 2022	April 30 2022	July 31 2021
Credit spread plus interest rate	$13.5	$10.4	$10.8
Credit spread	5.8	5.7	4.5
Interest rate	12.5	9.6	10.6
Equities	4.5	4.0	3.6
Foreign exchange	2.5	2.0	2.5
Commodities	4.5	2.8	3.5
Debt specific	2.2	2.1	2.2
Diversification effect	(11.7)	(9.4)	(10.3)
Total VaR	$15.5	$11.9	$12.3
Total Stressed VaR	$28.6	$26.4	$35.0
In the third quarter of 2022, the average
one-day
Total VaR increased by 30% to $15.5 million, due to increased market volatility in the quarter.
The average
one-day
Total Stressed VaR stayed relatively stable quarter-over-quarter. Stressed VaR is calculated using the worst-case scenario from fixed historical periods and in Q3 2022, the Stressed VaR was calculated from 2008/2009 credit crisis period.
There were 2 trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current interest rate environment, starting in Q3 2022, the net interest income and economic value for a down shock scenario are measured using 100 basis points decline. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T23 Structural interest sensitivity

	As at
	July 31, 2022							April 30, 2022		July 31, 2021 (1)
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total		Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$(99)	$(168)	$(267)	$(637)	$(942)	$(1,579)	+100 bps	$(126)	$(1,699)	$435	$(418)
-100 bps	71	160	231	244	783	1,027	-25 bps	–	296	(119)	(1)
(1)	Prior period amounts have been restated to conform with current period presentation
During the third quarter of 2022, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T24 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2022	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$837	$837	$–	$–	n/a
Trading assets	118,605	117,782	823	–	Interest rate, FX
Derivative financial instruments	47,139	40,317	6,822	–	Interest rate, FX, equity
Investment securities	108,222	–	108,222	–	Interest rate, FX, equity
Loans	713,378	–	713,378	–	Interest rate, FX
Assets not subject to market risk (1)	303,921	–	–	303,921	n/a
Total assets	$1,292,102	$158,936	$829,245	$303,921
Deposits	$879,582	$–	$832,162	$47,420	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,876	–	22,876	–	Interest rate, equity
Obligations related to securities sold short	44,220	44,220	–	–	n/a
Derivative financial instruments	56,880	39,461	17,419	–	Interest rate, FX, equity
Trading liabilities (2)	385	385	–	–	n/a
Pension and other benefit liabilities	1,610	–	1,610	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	212,964	–	–	212,964	n/a
Total liabilities	$1,218,517	$84,066	$874,067	$260,384
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2021	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$755	$755	$–	$–	n/a
Trading assets	146,312	146,238	74	–	Interest rate, FX
Derivative financial instruments	42,302	35,379	6,923	–	Interest rate, FX, equity
Investment securities	75,199	–	75,199	–	Interest rate, FX, equity
Loans	636,986	–	636,986	–	Interest rate, FX
Assets not subject to market risk (1)	283,290	–	–	283,290	n/a
Total assets	$1,184,844	$182,372	$719,182	$283,290
Deposits	$797,259	$–	$751,862	$45,397	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,493	–	22,493	–	Interest rate, equity
Obligations related to securities sold short	40,954	40,954	–	–	n/a
Derivative financial instruments	42,203	35,702	6,501	–	Interest rate, FX, equity
Trading liabilities (2)	417	417	–	–	n/a
Pension and other benefit liabilities	1,820	–	1,820	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	206,806	–	–	206,806	n/a
Total liabilities	$1,111,952	$77,073	$782,676	$252,203
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2021 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2022 unencumbered liquid assets were $244 billion (October 31, 2021 – $246 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 74% of liquid assets (October 31, 2021 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 26% (October 31, 2021 – 33%). The decrease in total unencumbered liquid assets was mainly attributable to a decrease in cash and deposits with central banks, Canadian government and other liquid securities and NHA mortgage-backed securities, partly offset by an increase in foreign government securities.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2022. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at July 31, 2022
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$59,589	$–	$59,589	$–	$4,666	$54,923	$–
Deposits with financial institutions	8,126	–	8,126	–	373	7,753	–
Precious metals	837	–	837	–	–	837	–
Securities:
Canadian government obligations	50,869	23,498	74,367	49,763	–	24,604	–
Foreign government obligations	93,120	95,705	188,825	88,085	–	100,740	–
Other securities	69,213	84,994	154,207	119,634	–	34,573	–
Loans:
NHA mortgage-backed securities	28,623	–	28,623	8,205	–	20,418	–
Call and short loans	–	–	–	–	–	–	–
Total	$310,377	$204,197	$514,574	$265,687	$5,039	$243,848	$–

	As at October 31, 2021
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other securities	98,476	69,368	167,844	128,979	–	38,865	–
Loans:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Total	$325,787	$170,975	$496,762	$245,154	$6,055	$245,553	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	July 31 2022	October 31 2021
The Bank of Nova Scotia (Parent)	$183,411	$185,903
Bank domestic subsidiaries	14,705	18,267
Bank foreign subsidiaries	45,732	41,383
Total	$243,848	$245,553
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.
Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

T27 Asset Encumbrance

	As at July 31, 2022
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$59,589	$–	$59,589	$–	$4,666	$54,923	$–
Deposits with financial institutions	8,126	–	8,126	–	373	7,753	–
Precious metals	837	–	837	–	–	837	–
Liquid securities:
Canadian government obligations	50,869	23,498	74,367	49,763	–	24,604	–
Foreign government obligations	93,120	95,705	188,825	88,085	–	100,740	–
Other liquid securities	69,213	84,994	154,207	119,634	–	34,573	–
Other securities	3,558	11,581	15,139	4,410	–	–	10,729
Loans classified as liquid assets:
NHA mortgage-backed securities	28,623	–	28,623	8,205	–	20,418	–
Call and short loans	–	–	–	–	–	–	–
Other loans	693,050	–	693,050	3,789	73,276	11,249	604,736
Other financial assets (4)	226,678	(138,553)	88,125	17,458	–	–	70,667
Non-financial assets	58,439	–	58,439	–	–	–	58,439
Total	$1,292,102	$77,225	$1,369,327	$291,344	$78,315	$255,097	$744,571

	As at October 31, 2021
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Liquid securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other liquid securities	98,476	69,368	167,844	128,979	–	38,865	–
Other securities	3,811	13,254	17,065	6,028	–	–	11,037
Loans classified as liquid assets:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Other loans	614,926	–	614,926	5,964	65,647	10,527	532,788
Other financial assets (4)	194,100	(111,892)	82,208	6,651	–	–	75,557
Non-financial assets	46,220	–	46,220	–	–	–	46,220
Total	$1,184,844	$72,337	$1,257,181	$263,797	$71,702	$256,080	$665,602
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at July 31, 2022 total encumbered assets of the Bank were $370 billion (October 31, 2021 – $335 billion). Of the remaining $1,000 billion (October 31, 2021 – $922 billion) of unencumbered assets, $255 billion (October 31, 2021 – $256 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2022 the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $38 million or $100 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended July 31, 2022, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended July 31, 2022 ($ millions) (2)	Total unweighted value (Average) (3)	Total weighted value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$211,072

Cash outflows
Retail deposits and deposits from small business customers, of which:	$239,054	$20,549
Stable deposits	95,555	3,072
Less stable deposits	143,499	17,477
Unsecured wholesale funding, of which:	296,114	132,949
Operational deposits (all counterparties) and deposits in networks of cooperative banks	104,979	25,193
Non-operational deposits (all counterparties)	163,273	79,894
Unsecured debt	27,862	27,862
Secured wholesale funding	*	48,413
Additional requirements, of which:	247,972	47,201
Outflows related to derivative exposures and other collateral requirements	37,991	20,712
Outflows related to loss of funding on debt products	3,653	3,653
Credit and liquidity facilities	206,328	22,836
Other contractual funding obligations	1,774	1,670
Other contingent funding obligations (5)	518,530	6,393
Total cash outflows	*	$257,175

Cash inflows
Secured lending (e.g. reverse repos)	$209,907	$42,945
Inflows from fully performing exposures	30,585	19,212
Other cash inflows	22,007	22,007
Total cash inflows	$262,499	$84,164
		Total adjusted value (6)
Total HQLA	*	$211,072
Total net cash outflows	*	$173,011
Liquidity coverage ratio (%)	*	122%
For the quarter ended April 30, 2022 ($ millions)		Total adjusted value (6)
Total HQLA	*	$214,110
Total net cash outflows	*	$171,524
Liquidity coverage ratio (%)	*	125%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 63 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The decrease in the Bank’s average LCR for the quarter ended July 31, 2022 versus the average of the previous quarter was attributable to normal business activities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at July 31, 2022:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted value (3)
As at July 31, 2022 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$81,365	$–	$–	$–	$81,365
Regulatory capital	81,365	–	–	–	81,365
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	210,757	48,391	23,680	33,657	289,643
Stable deposits	85,356	12,143	8,341	8,306	108,854
Less stable deposits	125,401	36,248	15,339	25,351	180,789
Wholesale funding:	180,395	312,865	53,679	121,405	302,169
Operational deposits	105,752	11,831	–	–	58,792
Other wholesale funding	74,643	301,034	53,679	121,405	243,377
Liabilities with matching interdependent assets (4)	–	2,425	1,854	19,882	–
Other liabilities:	69,382	88,073			19,736
NSFR derivative liabilities		12,211
All other liabilities and equity not included in the above categories	69,382	55,205	1,843	18,814	19,736
Total ASF					$692,913
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$17,685
Deposits held at other financial institutions for operational purposes	$1,522	$–	$–	$–	$761
Performing loans and securities:	99,856	180,155	56,759	504,530	543,831
Performing loans to financial institutions secured by Level 1 HQLA	134	47,644	4,174	–	4,720
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,105	64,428	9,472	14,541	29,990
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	53,931	57,760	27,503	209,582	264,174
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	472	672	2,376	2,116
Performing residential mortgages, of which:	21,458	8,998	15,029	274,777	221,165
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	21,458	8,824	14,852	261,067	209,336
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	21,228	1,325	581	5,630	23,782
Assets with matching interdependent liabilities (4)	–	2,425	1,854	19,882	–
Other assets:	2,609		143,641		53,459
Physical traded commodities, including gold	2,609				2,218
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		10,789			9,171
NSFR derivative assets		7,946			–
NSFR derivative liabilities before deduction of variation margin posted		29,530			1,476
All other assets not included in the above categories	–	54,821	–	40,555	40,594
Off-balance sheet items		450,018			17,597
Total RSF					$633,333
Net Stable Funding Ratio (%)					109%

As at April 30, 2022 ($ millions)	Weighted value (3)
Total ASF	$681,853
Total RSF	624,338
Net stable funding ratio (%)	109%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR as at July 31, 2022 was unchanged versus the previous quarter as higher ASF from deposits and wholesale funding and lower RSF from securities was offset by higher RSF from loans and mortgages.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory liquidity developments
OSFI’s changes to the LAR Guideline will be effective April 2023 and primarily comprise of enhancements to the Net Cumulative Cash Flow supervisory tool. Modifications are focused on the introduction of cash outflow factors for undrawn loan commitments and changes to cash inflow and outflow factors for certain loan and deposit products.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $342 billion as at July 31, 2022 (October 31, 2021 – $324 billion). The increase since October 31, 2021 is due primarily to growth in personal deposits and net changes in capital. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $202 billion (October 31, 2021 – $177 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2022, issued and outstanding liabilities of $70 billion (October 31, 2021 – $50 billion) were subject to conversion under the bail-in
regime.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at July 31, 2022
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,897	$528	$498	$217	$570	$3,710	$84	$–	$–	$3,794
Bearer notes, commercial paper and certificate of deposits	6,285	24,022	23,410	13,403	7,810	74,930	952	530	45	76,457
Asset-backed commercial paper (3)	1,272	4,942	865	–	–	7,079	–	–	–	7,079
Senior notes (4)(5)	90	4,244	4,119	8,290	1,852	18,595	4,111	6,010	10,235	38,951
Bail-inable notes (5)	–	–	1,877	1,345	5,324	8,546	16,252	30,961	14,154	69,913
Asset-backed securities	–	–	–	1	1	2	602	616	102	1,322
Covered bonds	–	1,636	858	3,770	–	6,264	3,926	25,254	7,223	42,667
Mortgage securitization (6)	–	720	1,724	806	1,048	4,298	5,822	9,345	4,445	23,910
Subordinated debt (7)	–	45	–	–	–	45	4	1,972	8,442	10,463
Total wholesale funding sources	$9,544	$36,137	$33,351	$27,832	$16,605	$123,469	$31,753	$74,688	$44,646	$274,556

Of Which:

Unsecured funding	$8,272	$28,839	$29,904	$23,255	$15,555	$105,825	$21,403	$39,473	$32,876	$199,577
Secured funding	1,272	7,298	3,447	4,577	1,050	17,644	10,350	35,215	11,770	74,979

	As at October 31, 2021
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,348	$302	$220	$151	$348	$2,369	$166	$–	$–	$2,535
Bearer notes, commercial paper and certificate of deposits	5,030	11,249	15,037	18,439	12,169	61,924	537	162	48	62,671
Asset-backed commercial paper (3)	1,328	2,248	965	–	–	4,541	–	–	–	4,541
Senior notes (4)(5)	3	2,254	6,029	1,283	4,476	14,045	8,144	5,224	10,385	37,798
Bail-inable notes (5)	–	77	127	1	–	205	14,421	21,827	13,207	49,660
Asset-backed securities	–	606	–	–	–	606	752	604	85	2,047
Covered bonds	–	1,789	–	–	1,788	3,577	7,412	15,206	5,055	31,250
Mortgage securitization (6)	–	669	1,382	928	720	3,699	6,154	11,008	4,590	25,451
Subordinated debt (7)	26	–	49	–	49	124	–	1,931	6,352	8,407
Total wholesale funding sources	$7,735	$19,194	$23,809	$20,802	$19,550	$91,090	$37,586	$55,962	$39,722	$224,360

Of Which:

Unsecured funding	$6,408	$13,882	$21,462	$19,874	$17,041	$78,667	$23,268	$29,144	$29,992	$161,071
Secured funding	1,327	5,312	2,347	928	2,509	12,423	14,318	26,818	9,730	63,289
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $244 billion as at July 31, 2022 (October 31, 2021 – $246 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at July 31, 2022, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at July 31, 2022
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$62,085	$342	$358	$93	$87	$244	$462	$404	$4,477		$68,552
Trading assets	2,938	3,291	7,103	2,549	3,244	7,653	16,026	17,942	57,859		118,605
Securities purchased under resale agreements and securities borrowed	123,747	20,473	6,918	3,211	868	–	–	–	–		155,217
Derivative financial instruments	2,544	3,723	6,618	2,603	1,813	6,420	11,018	12,400	–		47,139
Investment securities – FVOCI	3,440	4,736	6,902	3,791	3,350	13,929	30,142	14,897	3,765		84,952
Investment securities – amortized cost	21	718	773	395	1,839	2,422	4,939	10,441	–		21,548
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,722		1,722
Loans	53,911	36,249	37,833	27,256	35,643	91,545	329,834	47,116	53,991		713,378
Residential mortgages	2,517	4,695	9,123	8,990	14,845	39,050	229,429	34,671	645	(1)	343,965
Personal loans	3,835	2,379	2,952	3,099	2,967	13,027	22,868	6,297	39,137		96,561
Credit cards	–	–	–	–	–	–	–	–	13,871		13,871
Business and government	47,559	29,175	25,758	15,167	17,831	39,468	77,537	6,148	5,485	(2)	264,128
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,147)		(5,147)
Customers’ liabilities under acceptances	15,669	3,902	132	59	55	–	–	–	–		19,817
Other assets	–	–	–	–	–	–	–	–	61,172		61,172
Total assets	$264,355	$73,434	$66,637	$39,957	$46,899	$122,213	$392,421	$103,200	$182,986		$1,292,102

Liabilities and equity
Deposits	$79,204	$60,730	$55,833	$45,343	$46,664	$45,514	$82,302	$25,549	$438,443		$879,582
Personal	10,177	8,265	11,440	12,174	13,169	11,166	11,838	487	180,787		259,503
Non-personal	69,027	52,465	44,393	33,169	33,495	34,348	70,464	25,062	257,656		620,079
Financial instruments designated at fair value through profit or loss	209	641	974	745	912	5,195	2,218	11,982	–		22,876
Acceptances	15,696	3,902	132	59	55	–	–	–	–		19,844
Obligations related to securities sold short	4,188	2,048	2,241	1,399	1,473	3,885	8,420	8,427	12,139		44,220
Derivative financial instruments	2,953	4,168	5,091	3,509	2,339	8,201	13,822	16,797	–		56,880
Obligations related to securities sold under repurchase agreements and securities lent	119,577	6,091	2,336	16	–	92	33	–	–		128,145
Subordinated debentures	–	–	–	–	–	–	1,851	6,562	–		8,413
Other liabilities	2,980	1,761	1,496	1,774	1,613	7,153	6,036	7,274	28,470		58,557
Total equity	–	–	–	–	–	–	–	–	73,585		73,585
Total liabilities and equity	$224,807	$79,341	$68,103	$52,845	$53,056	$70,040	$114,682	$76,591	$552,637		$1,292,102

Off-balance sheet commitments
Credit commitments (3)	$4,725	$10,106	$18,738	$19,993	$29,550	$32,073	$123,748	$16,667	$–		$255,600
Financial guarantees (4)	–	–	–	–	–	–	–	–	40,527		40,527
Outsourcing obligations (5)	18	36	53	53	53	209	110	38	–		570
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2021
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$78,205	$539	$312	$162	$273	$397	$792	$655	$5,743		$87,078
Trading assets	1,880	4,353	2,734	2,558	1,687	6,768	19,130	20,323	86,879		146,312
Securities purchased under resale agreements and securities borrowed	96,026	17,969	9,870	2,446	1,428	–	–	–	–		127,739
Derivative financial instruments	2,744	4,335	3,267	1,677	1,493	11,995	4,451	12,340	–		42,302
Investment securities – FVOCI	3,387	4,523	4,848	3,096	1,923	12,366	14,656	7,846	3,144		55,789
Investment securities – amortized cost	18	578	1,267	1,544	878	3,334	5,821	4,717	–		18,157
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,253		1,253
Loans	43,467	31,233	27,834	30,467	29,347	94,083	286,993	42,959	50,603		636,986
Residential mortgages	2,453	4,264	7,536	12,387	12,246	47,790	199,553	31,529	1,920	(1)	319,678
Personal loans	3,472	2,195	3,188	3,099	3,103	11,309	22,105	6,227	36,842		91,540
Credit cards	–	–	–	–	–	–	–	–	12,450		12,450
Business and government	37,542	24,774	17,110	14,981	13,998	34,984	65,335	5,203	5,017	(2)	218,944
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,626)		(5,626)
Customers’ liabilities under acceptances	15,094	4,099	850	225	136	–	–	–	–		20,404
Other assets	–	–	–	–	–	–	–	–	48,824		48,824
Total assets	$240,821	$67,629	$50,982	$42,175	$37,165	$128,943	$331,843	$88,840	$196,446		$1,184,844

Liabilities and equity
Deposits	$63,207	$49,447	$44,953	$33,565	$29,960	$42,800	$61,816	$22,742	$448,769		$797,259
Personal	10,156	13,051	13,358	7,345	6,168	6,512	8,263	102	178,596		243,551
Non-personal	53,051	36,396	31,595	26,220	23,792	36,288	53,553	22,640	270,173		553,708
Financial instruments designated at fair value through profit or loss	86	306	1,069	817	983	4,302	2,613	12,317	–		22,493
Acceptances	15,131	4,099	850	225	136	–	–	–	–		20,441
Obligations related to securities sold short	473	312	956	324	594	2,312	11,388	7,481	17,114		40,954
Derivative financial instruments	2,228	3,668	2,150	2,663	2,622	11,051	5,352	12,469	–		42,203
Obligations related to securities sold under repurchase agreements and securities lent	104,216	9,109	6,126	3,826	87	–	105	–	–		123,469
Subordinated debentures	–	–	–	–	–	–	1,797	4,500	37		6,334
Other liabilities	4,650	1,514	2,122	1,124	2,931	5,176	8,783	6,573	25,926		58,799
Total equity	–	–	–	–	–	–	–	–	72,892		72,892
Total liabilities and equity	$189,991	$68,455	$58,226	$42,544	$37,313	$65,641	$91,854	$66,082	$564,738		$1,184,844

Off-balance sheet commitments
Credit commitments (3)	$6,340	$7,526	$17,894	$24,323	$19,567	$34,056	$122,565	$7,514	$–		$239,785
Financial guarantees (4)	–	–	–	–	–	–	–	–	38,598		38,598
Outsourcing obligations (5)	19	38	56	56	56	224	260	46	–		755
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch affirmed its rating and revised the outlook to Stable on July 11, 2022. As of July 31, 2022 all rating agencies have a Stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P. No other rating agency has made affirmations of or changes to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
We continue to manage our capital in accordance with the capital management framework as described on pages 61 to 73 of the Bank’s 2021 Annual Report. In addition, in June 2022 OSFI confirmed that the Domestic Stability Buffer (DSB) will remain at 2.50% of total risk-weighted assets. OSFI’s minimum regulatory capital ratio requirements, including the domestic systemically important bank
(D-SIB)
1.0% surcharge and its Domestic Stability Buffer remain at: 10.5%, 12.0% and 14.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Effective November 1, 2021,
D-SIBs
are required to maintain a minimum risk-based Total Loss Absorbing Capacity (TLAC) ratio and a minimum TLAC Leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 24.0% of risk-weighted assets (including the DSB requirement) and 6.75% of leverage ratio exposures. OSFI may subsequently vary the minimum TLAC requirements for individual
D-SIBs
or groups of
D-SIBs.
Where a
D-SIB
falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act.
Commencing the first quarter of 2022, the Bank’s Leverage and TLAC Leverage ratios no longer benefited from the temporary exclusion of sovereign-issued securities from its leverage exposure measure. OSFI had confirmed that central bank reserves continue to be excluded from the Leverage ratio exposure measure until further notice.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	July 31 2022	April 30 2022	October 31 2021
Common Equity Tier 1 capital (1)	$51,639	$51,547	$51,010
Tier 1 capital (1)	58,801	57,201	57,915
Total regulatory capital (1)	68,086	66,628	66,101
Total loss absorbing capacity (TLAC) (2)	128,800	133,841	115,681
Risk-weighted assets (1)(3)	$452,800	$445,273	$416,105
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	11.4	11.6	12.3
Tier 1 capital ratio	13.0	12.8	13.9
Total capital ratio	15.0	15.0	15.9
Total loss absorbing capacity ratio (2)	28.4	30.1	27.8
Leverage (4) :
Leverage exposures	$1,388,823	$1,360,184	$1,201,766
Leverage ratio (%)	4.2	4.2	4.8
Total loss absorbing capacity leverage ratio (%) (2)	9.3	9.8	9.6
(1)	Regulatory capital ratios are determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Results for October 31, 2021 are shown for comparative purposes and were not a regulatory requirement.

(3)	As at July 31, 2022, April 30, 2022 and October 31, 2021, the Bank did not have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier 1, Total and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank’s Common Equity Tier 1 (CET1) capital ratio was 11.4% as at July 31, 2022, a decrease of approximately 20 basis points from the prior quarter, due primarily to strong organic growth in risk-weighted assets across all business lines and common share buybacks under the Bank’s Normal Course Issuer Bid, partly offset by the Bank’s internal capital generation.
The Bank’s Tier 1 capital ratio was 13.0% as at July 31, 2022, an increase of approximately 20 basis points from the prior quarter, due primarily to a $1.5 billion issuance of Limited Recourse Notes (LRCNs), partly offset by the above noted impacts to the CET1 ratio.
The Bank’s Total capital ratio of 15.0% as at July 31, 2022 remained approximately flat from the prior quarter, due to the above noted impacts to the Tier 1 capital ratio.
The Leverage ratio was 4.2% as at July 31, 2022 also remained flat from the prior quarter, due primarily to higher Tier 1 capital offset by strong growth in the Bank’s on and off-balance
sheet assets.
The TLAC ratio was 28.4% as at July 31, 2022, a decrease of approximately 170 basis points from the prior quarter, mainly from lower TLAC instruments and the above noted impacts to the Total capital ratio.
The TLAC Leverage ratio was 9.3%, a decrease of approximately 50 basis points, due primarily to lower TLAC instruments and higher leverage exposures.
As at July 31, 2022, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $51.6 billion, as at July 31, 2022, an increase of approximately $92 million from the prior quarter, due primarily to strong internal capital generation of $1.28 billion, partly offset by lower accumulated other comprehensive income of $650 million mainly from foreign currency translation, share buybacks of $409 million, lower non-controlling
interest recognition in regulatory capital of $67 million, and higher regulatory capital deductions of $45 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $7.5 billion (or 1.7%) to $452.8 billion, due primarily to organic growth in retail mortgages, personal and business lending, partly offset by updates to advanced internal-ratings based models and the impacts from foreign currency translation.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Normal Course Issuer Bid
On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares.
On March 28, 2022, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved an amendment to the 2022 NCIB (the “2022 NCIB Amendment”) to increase the number of common shares that the Bank may repurchase for cancellation from 24 million to 36 million. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB Amendment, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases.
During the nine months ended July 31, 2022, the Bank repurchased and cancelled approximately 31.3 million common shares at an average price of $87.68 per share for a total amount of $2,745 million. In Q3 2022, the Bank repurchased and cancelled approximately 5 million common shares for a total amount of $409 million.
No repurchases of common shares were made during the three and nine months ended July 31, 2021.
Common dividend
The Board of Directors, at its meeting on August 22, 2022, approved a dividend of $1.03 per share. This quarterly dividend is payable to shareholders of record as of October 4, 2022 on October 27, 2022.
Regulatory capital developments
Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms
In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.
The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised market risk framework from a Fundamental Review of the Trading Book (FRTB);

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•
revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks
(G-SIBs),
which will take the form of a Tier 1 capital buffer set at 50% of a
G-SIB’s
risk-weighted capital buffer; and

•
an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches.

Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in
period for the 72.5% output floor from 2023 until 2028.
In January 2022, OSFI finalized revisions to its Capital Adequacy Requirements Guideline, Leverage Requirements Guideline, and Pillar 3 Disclosures Guideline for
D-SIBs.
OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail residential real estate and qualifying revolving retail exposures and with respect to an acceleration of the phase-in
period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q2 2023, with the exception of CVA and FRTB market risk requirements which are effective Q1 2024.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 175 of the Bank’s 2021 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 91 of the Bank’s 2021 Annual Report).
Total derivative notional amounts were $7,314 billion as at July 31, 2022, compared to $6,892 billion as at April 30, 2022 (October 31, 2021 – $6,067 billion). The quarterly increase was due primarily to higher volume of interest rate and foreign exchange contracts. The total notional amount of over-the-counter
derivatives was $7,026 billion compared to $6,590 billion as at April 30, 2022 (October 31, 2021 – $5,840 billion), of which $5,269 billion was settled through central counterparties as at July 31, 2022 (April 30, 2022 – $4,863 billion; October 31, 2021 – $4,240 billion). The credit equivalent amount, after taking master netting arrangements into account, was $41.4 billion, compared to $37.4 billion at April 30, 2022. The increase was primarily attributable to the commodity contracts.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 78 of the Bank’s 2021 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 74 to 75 of the Bank’s 2021 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $6.7 billion as at July 31, 2022 (October 31, 2021 – $4.9 billion). As at July 31, 2022, total commercial paper outstanding for these conduits was $3.3 billion (October 31, 2021 – $3.5 billion). Funded assets purchased and held by these conduits as at July 31, 2022, as reflected at original cost, were $3.3 billion (October 31, 2021 – $3.5 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2021.
Other
off-balance
sheet arrangements
Guarantees and other indirect commitments increased by 2% from October 31, 2021. The increase is due primarily to securities lending activities and undrawn commitments. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest
income were $158 million for the three months ended July 31, 2022, compared to $162 million in the previous quarter, and $158 million in the same period last year.
Regulatory Developments
The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2021 Annual Report, as may be updated below.
Regulatory initiatives impacting financial services in Canada
On September 22, 2021, Quebec’s Act to Modernize Legislative Provisions respecting the Protection of Personal Information received royal assent and will come into force over the next three years. This law reforms Quebec Act Respecting the Protection of Personal Information in the Private Sector. It is modeled after the initial versions of the EU’s General Data Protection Regulation, and introduced key changes, including increased enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance,
risk assessments for data transfers outside Quebec, mandatory breach notification and record keeping, and itemized express consent requirements. The Bank has established a project under which it has engaged business stakeholders and key groups to consider the law’s application.
On June 16, 2022, Bill C-27, An Act to enact the Consumer Privacy Protection Act, the Personal Information and Data Protection Tribunal Act and the Artificial Intelligence and Data Act was introduced in Parliament. Bill C-27 is designed to replace the Personal Information Protection and Electronic Documents Act with a modernized and stronger legal framework, and includes significant penalties and government enforcement powers. The Bank will continue to closely monitor Bill C-27’s progress through Parliament.
On July 13, 2022, the Office of the Superintendent of Financial Institutions (OSFI) issued its final Guideline B-13 – Technology and Cyber Risk Management. Guideline B-13 is designed to support the development of operational and governance structures in response to greater technology and cyber risks affecting federally regulated financial institutions, which includes the Bank. The Guideline B-13 is organized around three “domains,” each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security.
The final Guideline B-13 will be effective as of January 1, 2024, to provide financial institutions sufficient time to self-assess and ensure compliance with this new guideline.
Bill 96 (Quebec) – Charter of the French language
On June 1, 2022, Bill 96, which provides for material amendments to the Charter of the French Language, received assent and officially became law. Some of the changes took effect immediately, while others will take effect at later dates. The new Charter provides for new administrative obligations for organizations and strengthens the recourses available to employees and members of the general public. The Office québécois de la langue française also has the power to impose much stricter penalties than were previously available. The stated objectives of Bill 96 are, in particular, to strengthen the presence and use of the French language in Quebec, to establish a new Charter of the French Language, and to affirm that the only official language of Quebec is French. The main areas impacted by the new law includes labour and employment matters, the language of contracts, consumer rights, public signage, judicial remedies, and penalties.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Interest rate benchmark reform
Major interest rate benchmark reviews have been undertaken globally to either reform or phase out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As an alternative to IBORs, the regulators have recommended markets begin adopting alternative risk-free rates (RFRs). Further to previous announcements by various regulators, the publication of GBP, JPY, CHF, and EUR LIBORs ceased after December 31, 2021, while most of the USD LIBOR tenors (i.e., overnight, one-month,
three-month,
six-month
and
12-month
tenors) continue to be published until June 30, 2023.
The Federal Reserve Board and other U.S. agencies have encouraged banks to transition away from USD LIBOR and cease entering new contracts after December 31, 2021, to facilitate an orderly transition. Similarly, OSFI stated that Federally Regulated Financial Institutions (FRFIs) should not enter new transactions using USD LIBOR as a reference rate after December 31, 2021. The details regarding the Bank’s Transition Program for IBOR Reform are available in Note 4 of the 2021 annual consolidated financial statements. The Transition Program continues its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building on its exposure to USD LIBOR, except as permitted by the regulators.
On May 16, 2022, Refinitiv Benchmark Services (UK) Limited (RBSL), the administrator of CDOR, announced the cessation of the publication of one-month,
two-month,
and three-month CDOR tenors after June 28, 2024, and this was authorized by the Ontario Securities Commission and the Autorité des marchés financiers. This announcement provides certainty regarding the future of one-month,
two-month,
and three-month CDOR tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products.
The Canadian Alternative Reference Rate (CARR) committee published a detailed transition roadmap with milestones to guide market participants on the transition away from CDOR across all product types. OSFI has also set out expectations for FRFIs, with transactions linked to CDOR, to transition to new reference rates prior to the respective cessation dates. The Bank’s Transition Program has updated its project plans to align with the CDOR transition roadmap and milestones published by CARR and ensure alignment with OSFI’s expectations for FRFIs.
2022 Proposed Canadian federal tax measures
On August 9, 2022, the Department of Finance released draft legislative proposals relating to tax measures announced in the Federal Budget on April 7, 2022. These tax measures include the Canada Recovery Dividend (“CRD”) under which the Bank will pay a one-time
15% tax on “taxable income” in excess of $1 billion, as well as an increase of 1.5% to the Bank’s corporate income tax rate on its future taxable income above $100 million. The draft legislation provided more detail on the basis for the CRD, including that “taxable income” will be based on the average taxable income for the 2020 and 2021 taxation years. The proposed tax measures will be recorded for financial statement purposes in the taxation year when substantively enacted, and the CRD will be payable in equal amounts over five years. The public comment period is open until September 30, 2022 before the legislation moves into legislative readings.
The impact of these proposed tax measures have not been recognized in the Bank’s financial results as at July 31, 2022 as they are not substantively enacted, which would only occur after the third legislative reading.
B-20 Combined loan plans (CLP) guidance
On June 28, 2022 OSFI released a new advisory that complements existing expectations under Guideline B-20. This articulates OSFI’s expectations regarding underwriting practices on combined loan plans (CLP), where a customer holds both a mortgage and HELOC. For most borrowers using CLPs, these changes will have no effect in how products are used. For those that owe more than 65% LTV, there will be a gradual period where a portion of the principal payment will go towards reducing their overall mortgage amount until it is below the original loan to value, and until then would not be re-advanceable. Alignment to the B-20 CLP guidance will come into effect in 2023 and requires the existing portfolio be brought into alignment as each CLP reaches maturity/renewal over time. Banks that do not align their CLPs are subject to OSFI’s 2023 Capital Adequacy Requirements (CAR) Guideline which prescribe higher risk weights for CLPs not meeting OSFI’s B-20 CLP guidance. The Bank expects to have a mechanism in place for that alignment to be achieved.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2021 as described in Note 3 of the Bank’s 2021 annual consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2021 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2021 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T33 Shares and other instruments

July 31, 2022	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$18,728		$1.03		1,192,907	n/a

NVCC Preferred Shares (3)
Preferred shares Series 40 (4)		$300		$0.303125		12,000	Series 41

NVCC Additional Tier 1 Securities (3)	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes (6)	US$	1,250	US$	23.25		4.650	1,250
Subordinated Additional Tier 1 Capital Notes (7)	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1 (7)		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2 (7)	US$	600	US$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3 (7)(8)		$1,500		$17.5575		7.023	1,500

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						$1,750	3.89
Subordinated debentures due July 2029						$1,500	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due May 2037					US$	1,250	4.588

Other	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (9)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							10,023
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on August 23, 2022. The Board of Directors, at its meeting on August 22, 2022, approved a dividend payable on October 27, 2022 to shareholders of record as of October 4, 2022.

(2)
As at August 12, 2022, the number of outstanding common shares and options were 1,192,209 thousand and 10,021 thousand, respectively. On August 23, 2022, the Bank announced a dividend of $1.03 per common share payable on October 27, 2022 to common shareholders of record as of October 4, 2022.

(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2021 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated Additional Tier 1 Securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes, and NVCC Preferred Shares as at July 31, 2022 would be 4,200 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)
These preferred shares are entitled to
non-cumulative
preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2021 Annual Report for further details.

(5)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(6)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(7)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(8)
On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC) (“LRCN Series 3”). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 3 AT1 Notes”) to a consolidated trust to be held as trust assets in connection with the LRCN structure. For more details, refer to Note 12.

(9)	These securities have exchange features. Refer to Table 30 in the Bank’s 2021 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2021 Annual Report.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one per cent.
Book Value per Common Share:
Common shareholders equity divided by the number of outstanding common shares at the end of the period.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.
Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Other TLAC Instruments:
Prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall appreciation in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Third Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines Of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel II Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2018, the Basel II capital floor add-on
is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach for credit risk. Revised Basel II capital floor requirements also include risk-weighted assets for market risk and CVA. A shortfall in the Basel III capital requirement as compared with the Basel II floor is added to RWA.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

56	Condensed Interim Consolidated Financial Statements

61	Notes to the Condensed Interim Consolidated Financial Statements

	61	Note 1 - Reporting entity

	61	Note 2 - Basis of preparation

	61	Note 3 - Significant accounting policies

	62	Note 4 - Interest rate benchmark reform

	63	Note 5 - Future accounting developments

	63	Note 6 - Cash and deposits with financial institutions

	63	Note 7 - Investment securities

	65	Note 8 - Loans, impaired loans and allowance for credit losses

	74	Note 9 - Derecognition of financial assets

75	Note 10 - Investments in associates

76	Note 11 - Deposits

76	Note 12 - Capital and financing transactions

77	Note 13 - Capital management

77	Note 14 - Share-based payments

78	Note 15 - Employee benefits

78	Note 16 - Operating segments

80	Note 17 - Interest income and expense

81	Note 18 - Earnings per share

81	Note 19 - Financial instruments

88	Note 20 - Corporate income taxes

89	Note 21 - Acquisition and divestiture

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2022	April 30 2022	October 31 2021
Assets
Cash and deposits with financial institutions	6	$67,715	$85,910	$86,323
Precious metals		837	1,056	755
Trading assets
Securities		108,538	123,413	137,148
Loans		8,295	8,483	8,113
Other		1,772	1,748	1,051
		118,605	133,644	146,312
Securities purchased under resale agreements and securities borrowed		155,217	148,706	127,739
Derivative financial instruments		47,139	54,608	42,302
Investment securities	7	108,222	100,487	75,199
Loans
Residential mortgages	8	343,965	337,714	319,678
Personal loans	8	96,561	94,437	91,540
Credit cards	8	13,871	13,622	12,450
Business and government	8	264,128	249,223	218,944
		718,525	694,996	642,612
Allowance for credit losses	8(c)	5,147	5,294	5,626
		713,378	689,702	636,986
Other
Customers’ liability under acceptances, net of allowance		19,817	19,043	20,404
Property and equipment		5,529	5,571	5,621
Investments in associates	10	2,733	2,760	2,604
Goodwill and other intangible assets		16,580	16,712	16,604
Deferred tax assets		905	1,137	2,051
Other assets		35,425	29,170	21,944
		80,989	74,393	69,228
Total assets		$1,292,102	$1,288,506	$1,184,844
Liabilities
Deposits
Personal	11	$259,503	$252,847	$243,551
Business and government	11	566,966	569,268	511,348
Financial institutions	11	53,113	54,439	42,360
		879,582	876,554	797,259
Financial instruments designated at fair value through profit or loss	1 9 (b)	22,876	21,927	22,493
Other
Acceptances		19,844	19,070	20,441
Obligations related to securities sold short		44,220	44,620	40,954
Derivative financial instruments		56,880	57,123	42,203
Obligations related to securities sold under repurchase agreements and securities lent		128,145	131,978	123,469
Subordinated debentures		8,413	8,447	6,334
Other liabilities		58,557	56,820	58,799
		316,059	318,058	292,200
Total liabilities		1,218,517	1,216,539	1,111,952
Equity
Common equity
Common shares	12	18,728	18,799	18,507
Retained earnings		53,151	52,209	51,354
Accumulated other comprehensive income (loss)		(6,684)	(6,034)	(5,333)
Other reserves		(152)	(141)	222
Total common equity		65,043	64,833	64,750
Preferred shares and other equity instruments	12	7,052	5,552	6,052
Total equity attributable to equity holders of the Bank		72,095	70,385	70,802
Non-controlling interests in subsidiaries		1,490	1,582	2,090
Total equity		73,585	71,967	72,892
Total liabilities and equity		$1,292,102	$1,288,506	$1,184,844
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Revenue
Interest income (1)
Loans		$7,707	$6,418	$5,648	$20,119	$17,408
Securities		802	500	354	1,660	1,124
Securities purchased under resale agreements and securities borrowed		132	71	49	250	133
Deposits with financial institutions		244	103	50	411	135
	17	8,885	7,092	6,101	22,440	18,800
Interest expense
Deposits		3,475	2,024	1,540	7,072	4,952
Subordinated debentures		77	55	43	177	134
Other		657	540	301	1,698	970
	17	4,209	2,619	1,884	8,947	6,056
Net interest income		4,676	4,473	4,217	13,493	12,744
Non-interest income
Card revenues		187	207	177	584	562
Banking services fees		447	430	400	1,314	1,184
Credit fees		398	397	382	1,196	1,117
Mutual funds		538	575	580	1,741	1,789
Brokerage fees		276	287	263	861	774
Investment management and trust		247	254	252	757	743
Underwriting and advisory fees		98	137	198	407	580
Non-trading foreign exchange		209	216	194	650	608
Trading revenues		311	453	478	1,373	1,624
Net gain on sale of investment securities		–	1	80	3	336
Net income from investments in associated corporations		44	84	73	219	243
Insurance underwriting income, net of claims		113	105	83	319	296
Other fees and commissions		143	145	171	444	524
Other		112	178	209	429	441
		3,123	3,469	3,540	10,297	10,821
Total revenue		7,799	7,942	7,757	23,790	23,565
Provision for credit losses		412	219	380	853	1,640
		7,387	7,723	7,377	22,937	21,925
Non-interest expenses
Salaries and employee benefits		2,194	2,175	2,131	6,649	6,487
Premises and technology		612	590	597	1,788	1,753
Depreciation and amortization		381	381	373	1,137	1,128
Communications		88	93	86	271	276
Advertising and business development		123	108	93	340	278
Professional		200	195	211	587	547
Business and capital taxes		135	132	122	407	391
Other		458	485	484	1,394	1,487
		4,191	4,159	4,097	12,573	12,347
Income before taxes		3,196	3,564	3,280	10,364	9,578
Income tax expense	20	602	817	738	2,283	2,182
Net income		$2,594	$2,747	$2,542	$8,081	$7,396
Net income attributable to non-controlling interests in subsidiaries		54	78	81	220	261
Net income attributable to equity holders of the Bank		$2,540	$2,669	$2,461	$7,861	$7,135
Preferred shareholders and other equity instrument holders		36	74	35	154	155
Common shareholders		$2,504	$2,595	$2,426	$7,707	$6,980
Earnings per common share (in dollars)
Basic	18	$2.10	$2.16	$2.00	$6.41	$5.75
Diluted	18	2.09	2.16	1.99	6.39	5.73
Dividends paid per common share (in dollars)		1.03	1.00	0.90	3.03	2.70

(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $8,624 for the three months ended July 31, 2022 (April 30, 2022 – $6,915; July 31, 2021 – $5,989) and for the nine months ended July 31, 2022 – $21,870 (July 31, 2021 – $18,467).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021

Net income	$2,594	$2,747	$2,542	$8,081	$7,396
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(977)	74	(94)	597	(3,456)
Net gains (losses) on hedges of net investments in foreign operations	234	(190)	(56)	(515)	1,075
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(7)	(4)	2	1	(22)
Net gains (losses) on hedges of net investments in foreign operations	62	(50)	(15)	(135)	282
	(798)	(62)	(137)	216	(2,641)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	242	(1,794)	(18)	(1,873)	(694)
Reclassification of net (gains) losses to net income	(321)	1,154	(128)	950	228
Income tax expense (benefit):
Net gains (losses) in fair value	56	(465)	11	(489)	(157)
Reclassification of net (gains) losses to net income	(109)	320	(33)	246	52
	(26)	(495)	(124)	(680)	(361)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,700)	(5,692)	230	(8,368)	487
Reclassification of net (gains) losses to net income	1,620	2,528	72	4,817	(654)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(482)	(1,532)	(10)	(2,265)	47
Reclassification of net (gains) losses to net income	452	699	81	1,322	(86)
	(50)	(2,331)	231	(2,608)	(128)
Other comprehensive income (loss) from investments in associates	17	17	4	38	31
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(231)	1,055	(111)	972	1,417
Income tax expense (benefit)	(70)	279	(32)	278	374
	(161)	776	(79)	694	1,043
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(175)	35	84	54	436
Income tax expense (benefit)	(45)	(9)	17	14	99
	(130)	44	67	40	337
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	567	787	72	1,585	(246)
Income tax expense (benefit)	149	206	19	416	(64)
	418	581	53	1,169	(182)
Other comprehensive income (loss) from investments in associates	–	1	–	2	5
Other comprehensive income (loss)	(730)	(1,469)	15	(1,129)	(1,896)
Comprehensive income	$1,864	$1,278	$2,557	$6,952	$5,500
Comprehensive income (loss) attributable to non-controlling interests	(32)	56	29	173	152
Comprehensive income attributable to equity holders of the Bank	1,896	1,222	2,528	6,779	5,348
Preferred shareholders and other equity instrument holders	36	74	35	154	155
Common shareholders	$1,860	$1,148	$2,493	$6,625	$5,193
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Othe r (2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	–	7,707	–	–	–	–	–	–		7,707	154	7,861	220		8,081
Other comprehensive income (loss)	–	–	193	(680)	69	(2,590)	1,926	–		(1,082)	–	(1,082)	(47)		(1,129)
Total comprehensive income	$–	$7,707	$193	$(680)	$69	$(2,590)	$1,926	$–		$6,625	$154	$6,779	$173		$6,952
Shares issued	701	–	–	–	–	–	–	(17)		684	1,500	2,184	–		2,184
Shares repurchased/redeemed	(480)	(2,265)	–	–	–	–	–	–		(2,745)	(500)	(3,245)	–		(3,245)
Dividends and distributions paid to equity holders	–	(3,631)	–	–	–	–	–	–		(3,631)	(154)	(3,785)	(89)		(3,874)
Share-based payments (3)	–	–	–	–	–	–	–	9		9	–	9	–		9
Other	–	(14)	(180)	–	(40)	(49)	–	(366	) (4)	(649)	–	(649)	(684	) (4)	(1,333)
Balance as at July 31, 2022	$18,728	$53,151	$(4,696)	$(950)	$320	$(2,853)	$1,495	$(152)		$65,043	$7,052	$72,095	$1,490		$73,585

Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	6,980	–	–	–	–	–	–		6,980	155	7,135	261		7,396
Other comprehensive income (loss)	–	–	(2,519)	(361)	366	(164)	891	–		(1,787)	–	(1,787)	(109)		(1,896)
Total comprehensive income	$–	$6,980	$(2,519)	$(361)	$366	$(164)	$891	$–		$5,193	$155	$5,348	$152		$5,500
Shares issued	254	–	–	–	–	–	–	(23)		231	1,250	1,481	–		1,481
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	(1,259)	(1,259)	–		(1,259)
Dividends and distributions paid to equity holders	–	(3,276)	–	–	–	–	–	–		(3,276)	(155)	(3,431)	(98)		(3,529)
Share-based payments (3)	–	–	–	–	–	–	–	6		6	–	6	–		6
Other	–	(5)	(59)	–	(6)	(9)	–	(174	) (4)	(253)	–	(253)	(288	) (4)	(541)
Balance as at July 31, 2021	$18,493	$50,044	$(3,906)	$(31)	$197	$466	$(712)	$169		$64,720	$5,299	$70,019	$2,142		$72,161
(1)	Includes undistributed retained earnings of $63 (July 31, 2021 – $59) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 21 for significant transactions).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Cash flows from operating activities
Net income	$2,594	$2,542	$8,081	$7,396
Adjustment for:
Net interest income	(4,676)	(4,217)	(13,493)	(12,744)
Depreciation and amortization	381	373	1,137	1,128
Provision for credit losses	412	380	853	1,640
Equity-settled share-based payment expense	1	1	9	6
Net gain on sale of investment securities	–	(80)	(3)	(336)
Net (gain)/loss on divestitures	–	–	–	15
Net income from investments in associated corporations	(44)	(73)	(219)	(243)
Income tax expense	602	738	2,283	2,182
Changes in operating assets and liabilities:
Trading assets	14,409	4,453	29,007	(27,387)
Securities purchased under resale agreements and securities borrowed	(8,060)	3,508	(27,574)	(14,122)
Loans	(28,266)	(20,304)	(77,358)	(39,848)
Deposits	9,445	35,925	82,080	68,099
Obligations related to securities sold short	(155)	1,217	3,408	12,094
Obligations related to securities sold under repurchase agreements and securities lent	(2,497)	(4,531)	5,058	(19,987)
Net derivative financial instruments	5,692	(2,216)	1,682	743
Other, net	(4,494)	(1,339)	(7,280)	(8,393)
Dividends received	284	230	857	685
Interest received	8,284	6,205	21,494	19,297
Interest paid	(3,444)	(2,058)	(7,951)	(6,837)
Income tax paid	(389)	(688)	(2,761)	(2,192)
Net cash from/(used in) operating activities	(9,921)	20,066	19,310	(18,804)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	16,618	(22,696)	19,821	(4,783)
Purchase of investment securities	(23,386)	(16,284)	(81,143)	(50,990)
Proceeds from sale and maturity of investment securities	14,985	20,147	46,642	77,213
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(62)	(481)	(714)	(667)
Property and equipment, net of disposals	(196)	(89)	(394)	(271)
Other, net	(169)	(219)	(549)	(339)
Net cash from/(used in) investing activities	7,790	(19,622)	(16,337)	20,163
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	3,356	–
Redemption of subordinated debentures	(2)	–	(1,252)	(750)
Redemption of preferred shares	–	(500)	(500)	(1,259)
Proceeds from preferred shares and other equity instruments issued	1,500	1,250	1,500	1,250
Proceeds from common shares issued	7	116	132	254
Common shares purchased for cancellation	(409)	–	(2,745)	–
Cash dividends and distributions paid	(1,265)	(1,128)	(3,785)	(3,431)
Distributions to non-controlling interests	(13)	(13)	(89)	(98)
Payment of lease liabilities	(83)	(70)	(253)	(242)
Other, net	1,317	481	387	794
Net cash from/(used in) financing activities	1,052	136	(3,249)	(3,482)
Effect of exchange rate changes on cash and cash equivalents	(151)	33	(4)	(447)
Net change in cash and cash equivalents	(1,230)	613	(280)	(2,570)
Cash and cash equivalents at beginning of period (1)	10,643	7,940	9,693	11,123
Cash and cash equivalents at end of period (1)	$9,413	$8,553	$9,413	$8,553
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2021.
The condensed interim consolidated financial statements for the quarter ended July 31, 2022 have been approved by the Board of Directors for issue on August 23, 2022.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2021.
The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2021 as described in Note 3 of the Bank’s 2021 annual consolidated financial statements.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Interest rate benchmark reform
Overview
Major interest rate benchmark reviews have been undertaken globally to either reform or phase out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As alternatives to IBORs, regulators have recommended markets begin adopting alternative risk-free rates (RFRs). Further to previous announcements by various regulators, the publication of GBP, JPY, CHF, and EUR LIBORs ceased after December 31, 2021, while most of the USD LIBOR tenors (i.e., overnight, one-month, three-month, six-month and 12-month tenors) continue to be published until June 30, 2023.
The Federal Reserve Board and other U.S. agencies have encouraged banks to transition away from USD LIBOR and cease entering new contracts after December 31, 2021, to facilitate an orderly transition. Similarly, OSFI stated that Federally Regulated Financial Institutions (FRFIs) should not enter new transactions using USD LIBOR as a reference rate after December 31, 2021.
On May 16, 2022, Refinitiv Benchmark Services (UK) Limited (RBSL), the administrator of the Canadian Dollar Offered Rate (CDOR), announced the cessation of the publication of one-month, two-month, and three-month CDOR tenors after June 28, 2024, and this was authorized by the Ontario Securities Commission and the Autorité des marchés financiers. This announcement provides certainty regarding the future of one-month, two-month, and three-month CDOR tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products. The Canadian Alternative Reference Rate (CARR) committee published a detailed transition roadmap with milestones to guide market participants on the transition away from CDOR across all product types. OSFI has also set out expectations for FRFIs, with transactions linked to CDOR, to transition to new reference rates prior to the respective cessation dates.
IBOR reform and the associated move from IBORs to RFRs carry systemic and market risks. These risks, such as increased volatility, lack of liquidity and uneven fallback practices, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing RFRs, and conduct with clients and counterparties.
The Bank has established an enterprise-wide program (the “Transition Program”) to support the Bank’s transition away from IBORs to RFRs. The focus of the Transition Program is to address risks by identifying the exposures to various IBORs, evaluating the existing contract language in the event when the IBORs cease to be published or available, developing the capabilities to issue and trade products referencing RFRs and communicating with clients and counterparties regarding industry developments pertaining to IBOR reform. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee and annually to the Risk Committee of the Board of Directors regarding the status of transition plans for migrating the Bank’s IBOR-linked products and upgrading systems and processes. The details regarding the Bank’s Transition Program for IBOR Reform are available in Note 4 of the 2021 annual consolidated financial statements. The Transition Program continues its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building on its exposure to USD LIBOR, except as permitted by the regulators. As well, the Bank’s Transition Program has updated its project plans to align with the CDOR transition roadmap and milestones published by the CARR committee and ensure alignment with OSFI’s expectations for FRFIs.
Non-derivative
financial assets and financial liabilities
The following table reflects the Bank’s exposure to
one-month,
two-month,
and three-month CDOR
non-derivative
financial assets and financial liabilities that have yet to transition to alternative benchmark rates and mature after June 28, 2024. Six-month and 12-month CDOR tenors ceased to be published after May 17, 2021.

Carrying Amount
As at November 1, 2021 ($ millions)	CDOR (1)
Maturing after June 28, 2024
Non-derivative financial assets (2)	$11,284
Non-derivative financial liabilities (3) (4)	13,424
(1)	Includes exposure to one-month, two-month and three-month tenors for CDOR and Bankers’ Acceptance (BA) rates.
(2)
Non-derivative financial assets include carrying amounts of debt securities, loans, and customers’ liability under acceptances (debt securities, loans and customers’ liability under acceptances measured at amortized cost are gross of allowance for credit losses).

(3)	Non-derivative financial liabilities include carrying amounts of deposits, acceptances, obligations related to securities sold short and subordinated debentures.
(4)	Excludes Series 2006-1 Bank Deposit Note of $750 million that is currently at a fixed rate and will subsequently reset to a six-month CDOR-based rate after December 31, 2036.
Derivatives and undrawn commitments
The following table shows the notional balance of the Bank’s exposure to one-month,
two-month,
and three-month CDOR derivatives and undrawn commitments that have yet to transition to alternative benchmark rates and mature after June 28, 2024. Six-month and 12-month CDOR tenors ceased to be published after May 17, 2021.

Notional Amount
As at November 1, 2021 ($ millions)	CDOR (1)
Maturing after June 28, 2024
Derivatives
Single currency interest rate swaps (2)	$574,897
Cross currency interest rate swaps	71,047
Other (3)	1,355
Undrawn commitments	2,875
(1)	Includes exposure to one-month, two-month, and three-month CDOR tenors.
(2)
For single currency interest rate swaps, where both legs are referencing rates directly impacted by the benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

(3)	Other derivatives include total return swaps and options.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Hedging derivatives
The following table shows the notional balance o
f th
e Bank’s CDOR exposure to hedging derivatives that have yet to transition to alternative benchmark rates and mature after June 28, 2024.

Notional Amount
As at November 1, 2021 ($ millions)	CDOR (1)
Maturing after June 28, 2024
Hedging Derivatives (2)	104,175
(1)	Includes exposure to one-month, two-month, and three-month CDOR tenors.
(2)
For single currency interest rate swaps, where both legs are referencing rates directly impacted by the benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

5.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2021 Annual Report.

6.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2022		April 30 2022		October 31 2021
Cash and non-interest-bearing deposits with financial institutions	$9,413		$10,643		$9,693
Interest-bearing deposits with financial institutions	58,302		75,267		76,630
Total	$67,715	(1)	$85,910	(1)	$86,323	(1)
(1)	Net of allowances of $3 (April 30, 2022 – $2; October 31, 2021 – $1).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,308 million (April 30, 2022 – $5,634 million; October 31, 2021 – $5,719 million) and are included above.

7.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2022	April 30 2022	October 31 2021
Debt investment securities measured at FVOCI	$81,120	$78,343	$52,611
Debt investment securities measured at amortized cost	21,548	16,699	18,157
Equity investment securities designated at FVOCI	3,832	3,797	3,178
Equity investment securities measured at FVTPL	1,656	1,576	1,223
Debt investment securities measured at FVTPL	66	72	30
Total investment securities	$108,222	$100,487	$75,199
(a) Debt investment securities measured at fair value through other comprehensive income
(
FVOCI)

As at July 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,877	$5	$202	$10,680
Canadian provincial and municipal debt	4,999	4	258	4,745
U.S. treasury and other U.S. agency debt	37,494	22	892	36,624
Other foreign government debt	28,414	102	956	27,560
Other debt	1,540	1	30	1,511
Total	$83,324	$134	$2,338	$81,120

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at April 30, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$9,913	$3	$205	$9,711
Canadian provincial and municipal debt	5,494	2	295	5,201
U.S. treasury and other U.S. agency debt	36,576	17	1,059	35,534
Other foreign government debt	27,329	31	911	26,449
Other debt	1,477	1	30	1,448
Total	$80,789	$54	$2,500	$78,343

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$5,694	$135	$25	$5,804
Canadian provincial and municipal debt	5,202	12	59	5,155
U.S. treasury and other U.S. agency debt	13,528	188	79	13,637
Other foreign government debt	27,126	60	515	26,671
Other debt	1,339	9	4	1,344
Total	$52,889	$404	$682	$52,611
(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2022		April 30, 2022		October 31, 2021
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$9,333	$9,572	$10,437	$10,713	$12,310	$12,372
U.S. treasury and other U.S. agency debt	10,545	10,748	4,536	4,863	4,712	4,687
Other foreign government debt	1,149	1,148	1,013	1,013	970	960
Corporate debt	90	80	121	110	141	138
Total	$21,117	$21,548	$16,107	$16,699	$18,133	$18,157
(1)	Balances are net of allowances, which are $1.
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)
The Bank has designated certain instruments at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at July 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$–	$–	$–	$–
Common shares	3,450	541	159	3,832
Total	$3,450	$541	$159	$3,832

As at April 30, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$–	$–	$–	$–
Common shares	3,209	676	88	3,797
Total	$3,209	$676	$88	$3,797

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$27	$4	$3	$28
Common shares	2,710	528	88	3,150
Total	$2,737	$532	$91	$3,178
Dividend income earned on equity securities designated at FVOCI of $43 million for the three months ended July 31, 2022 (April 30, 2022 – $42 million; July 31, 2021 – $27 million) and for the nine months ended July 31, 2022 – $123 million (July 31, 2021 – $79 million) has been recognized in interest income.
During the three months ended July 31, 2022, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $80 million (April 30, 2022 – $196 million; July 31, 2021 – $348 million) and for the nine months ended July 31, 2022 – $657 million (July 31, 2021 – $1,052 million). This has resulted in a realized gain of $30 million in the three months ended July 31, 2022 (April 30, 2022 – $43 million; July 31, 2021 – $58 million) and for the nine months ended a realized gain of $109 million (July 31, 2021 – $169 million).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	July 31, 2022
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount

Residential mortgages	$343,965	$843	$343,122
Personal loans	96,561	2,113	94,448
Credit cards	13,871	1,049	12,822
Business and government	264,128	1,142	262,986
Total	$718,525	$5,147	$713,378

	As at
	April 30, 2022			October 31, 2021
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$337,714	$834	$336,880	$319,678	$802	$318,876
Personal loans	94,437	2,171	92,266	91,540	2,341	89,199
Credit cards	13,622	1,107	12,515	12,450	1,211	11,239
Business and government	249,223	1,182	248,041	218,944	1,272	217,672
Total	$694,996	$5,294	$689,702	$642,612	$5,626	$636,986
(b) Impaired loans
(1)(2)

	As at
	July 31, 2022
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,281	$375	$906
Personal loans	778	559	219
Credit cards	–	–	–
Business and government	2,193	623	1,570
Total	$4,252	$1,557	$2,695
By geography:
Canada	$893	$425	$468
United States	–	–	–
Mexico	817	255	562
Peru	724	343	381
Chile	606	187	419
Colombia	336	75	261
Other international	876	272	604
Total	$4,252	$1,557	$2,695

	As at
	April 30, 2022			October 31, 2021
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,273	$393	$880	$1,331	$374	$957
Personal loans	767	566	201	833	626	207
Credit cards	–	–	–	–	–	–
Business and government	2,224	645	1,579	2,292	655	1,637
Total	$4,264	$1,604	$2,660	$4,456	$1,655	$2,801
By geography:
Canada	$968	$412	$556	$1,090	$446	$644
United States	–	–	–	24	4	20
Mexico	795	289	506	758	269	489
Peru	676	353	323	699	350	349
Chile	543	189	354	512	180	332
Colombia	377	78	299	418	88	330
Other international	905	283	622	955	318	637
Total	$4,264	$1,604	$2,660	$4,456	$1,655	$2,801
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2022 was $9 (April 30, 2022 – $11; October 31, 2021 – $12).
(2)	Additional interest income of approximately $69 would have been recorded if the above loans had not been classified as impaired (April 30, 2022 - $63; October 31, 2021 – $58).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.
The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. The base case is less favourable this quarter, with the growth outlook revised lower due to higher inflationary pressures and rising rate environment. Relative to the base case, the optimistic scenario features somewhat stronger economic activity. The two pessimistic scenarios were updated this quarter around the potential risk of stagflation and recession.
In light of current economic uncertainty, the pessimistic scenarios feature a protracted period of high commodity prices, elevated financial market uncertainty and a further disruption to supply chains. All these elements lead to much higher inflation compared to the base case scenario resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, the stagflation shock is strong and persists for a longer period of time.
This quarter, the Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses on performing loans to capture the elevated downside risk and uncertainty to the outlook.
The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further deterioration in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at July 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	3.2	1.9	5.0	2.7	-2.8	3.5	-3.9	2.4
Consumer price index, y/y %	5.5	1.9	5.9	2.6	9.7	2.5	11.8	9.3
Unemployment rate, average %	5.1	6.0	4.3	4.7	9.1	6.8	9.6	8.6
Bank of Canada overnight rate target, average %	2.9	2.5	3.3	3.4	4.2	3.0	4.2	3.5
HPI - Housing Price Index, y/y % change	1.2	-3.2	6.4	-2.2	-4.2	-3.3	-6.3	-4.3
USD/CAD exchange rate, average	1.21	1.25	1.20	1.24	1.21	1.25	1.22	1.26
U.S.
Real GDP growth, y/y % change	2.4	2.0	3.3	2.7	-3.4	3.5	-4.7	3.0
Consumer price index, y/y %	6.5	2.5	6.8	3.0	10.4	3.0	12.7	10.1
Target federal funds rate, upper limit, average %	2.9	2.3	3.8	3.1	4.2	2.9	4.2	3.4
Unemployment rate, average %	3.9	4.9	3.7	4.6	7.5	5.7	7.9	6.7
Mexico
Real GDP growth, y/y % change	1.9	2.1	2.4	2.9	-3.5	3.5	-4.6	2.1
Unemployment rate, average %	4.0	3.8	3.9	3.1	7.4	4.7	7.7	6.3
Chile
Real GDP growth, y/y % change	0.0	1.4	1.6	2.3	-5.4	2.9	-6.4	1.9
Unemployment rate, average %	8.3	7.5	7.8	6.8	11.9	8.1	12.6	8.9
Peru
Real GDP growth, y/y % change	2.5	2.2	4.0	3.2	-0.8	3.3	-2.4	2.4
Unemployment rate, average %	7.9	7.0	6.9	4.9	10.8	8.0	11.5	9.6
Colombia
Real GDP growth, y/y % change	4.6	2.4	6.8	3.3	1.3	3.5	-0.3	2.7
Unemployment rate, average %	10.8	10.2	9.5	7.7	13.7	11.2	14.4	12.8
Caribbean
Real GDP growth, y/y % change	4.7	4.0	5.2	4.8	1.6	5.1	0.1	3.8
Global
WTI oil price, average USD/bbl	106	81	111	100	133	85	142	121
Copper price, average USD/lb	4.06	4.11	4.23	4.60	4.46	4.16	4.58	4.41
Global GDP, y/y % change	3.40	2.55	4.66	3.49	-1.67	3.96	-2.76	3.51
	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at April 30, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	4.6	2.0	6.6	2.9	-0.8	3.8	-2.2	2.7
Consumer price index, y/y %	5.6	2.0	6.1	3.1	8.1	2.4	9.5	7.3
Unemployment rate, average %	5.0	6.1	4.2	4.5	9.1	6.9	9.6	8.5
Bank of Canada overnight rate target, average %	2.2	2.4	2.8	3.4	3.5	3.0	3.5	3.4
HPI - Housing Price Index, y/y % change	16.6	-0.7	19.5	0.9	11.4	0.5	9.8	-0.5
USD/CAD exchange rate, average	1.21	1.23	1.20	1.22	1.21	1.22	1.21	1.22
U . S .
Real GDP growth, y/y % change	3.9	1.9	5.3	2.6	-1.9	3.6	-3.5	2.9
Consumer price index, y/y %	7.1	2.6	7.5	3.2	9.9	3.1	11.5	8.6
Target federal funds rate, upper limit, average %	1.9	2.4	2.5	3.3	3.2	2.9	3.2	3.4
Unemployment rate, average %	3.8	4.2	3.5	3.8	7.4	4.8	7.8	6.2
Mexico
Real GDP growth, y/y % change	1.7	1.8	2.9	2.5	-3.7	3.2	-4.7	1.8
Unemployment rate, average %	4.0	3.9	3.6	3.0	7.4	4.9	7.7	6.5
Chile
Real GDP growth, y/y % change	1.8	2.1	3.6	3.5	-3.2	3.6	-4.1	2.9
Unemployment rate, average %	6.2	5.9	5.7	5.2	9.9	6.4	10.7	7.0
Peru
Real GDP growth, y/y % change	2.6	3.0	4.5	4.7	-1.2	4.1	-2.7	1.1
Unemployment rate, average %	7.8	7.0	6.9	4.2	10.5	8.0	11.7	12.0
Colombia
Real GDP growth, y/y % change	4.3	3.5	5.8	5.1	0.5	4.7	-0.2	2.9
Unemployment rate, average %	10.8	10.3	10.1	7.9	13.3	11.2	13.6	13.6
Caribbean
Real GDP growth, y/y % change	4.6	4.0	5.7	4.8	0.8	5.2	-0.6	3.9
Global
WTI oil price, average USD/bbl	96	77	102	95	129	81	140	117
Copper price, average USD/lb	4.18	4.20	4.33	4.75	4.63	4.23	4.77	4.57
Global GDP, y/y % change	3.91	2.72	5.27	3.61	-1.35	4.27	-2.78	3.76

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at October 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	3.4	1.9	5.3	2.8	-1.3	3.1	-7.4	4.3
Consumer price index, y/y %	3.0	2.4	3.4	3.5	2.0	1.8	1.6	1.2
Unemployment rate, average %	6.3	5.7	5.6	4.1	8.8	6.3	11.7	8.2
Bank of Canada overnight rate target, average %	0.3	2.0	0.9	3.6	0.3	1.2	0.3	0.5
HPI - Housing Price Index, y/y % change	11.1	2.1	13.2	3.9	3.9	3.3	-2.7	3.9
USD/CAD exchange rate, average	1.24	1.21	1.23	1.20	1.28	1.21	1.30	1.24
U . S .
Real GDP growth, y/y % change	5.7	1.6	7.3	2.1	2.4	2.4	-1.4	3.5
Consumer price index, y/y %	4.0	2.5	4.5	3.1	3.3	2.3	2.6	1.9
Target federal funds rate, upper limit, average %	0.3	1.8	0.8	2.8	0.3	1.1	0.3	0.9
Unemployment rate, average %	3.8	3.5	3.4	3.2	5.6	4.1	6.8	5.6
Mexico
Real GDP growth, y/y % change	2.8	1.9	4.3	2.7	-0.4	2.7	-4.2	3.8
Unemployment rate, average %	4.0	4.0	3.6	3.1	6.5	4.5	9.4	6.4
Chile
Real GDP growth, y/y % change	6.7	2.2	8.8	3.1	3.4	3.1	-0.5	4.2
Unemployment rate, average %	6.5	6.2	5.9	5.6	9.0	6.7	12.0	8.6
Peru
Real GDP growth, y/y % change	5.0	3.2	7.7	4.3	3.6	3.7	0.0	4.7
Unemployment rate, average %	8.8	7.5	6.0	3.4	10.8	8.1	13.8	10.0
Colombia
Real GDP growth, y/y % change	5.0	3.5	6.8	4.8	3.6	4.0	0.0	5.0
Unemployment rate, average %	13.7	11.2	12.0	8.2	15.6	11.8	18.6	13.7
Caribbean
Real GDP growth, y/y % change	4.9	4.1	6.2	4.9	3.9	4.6	0.3	5.6
Global
WTI oil price, average USD/bbl	69	70	75	86	61	67	57	57
Copper price, average USD/lb	4.20	4.20	4.36	4.78	3.93	4.05	3.81	3.62
Global GDP, y/y % change	5.07	3.02	6.54	3.90	2.44	3.68	-0.69	4.48

(iii)	Sensitivity
Relative to
the
 base case scenario, the weighting of these multiple scenarios increased the
reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $3,720 million (April 30, 2022 – $3,771 million; October 31, 2021 – $4,076 million) from $3,537 million (April 30, 2022 – $3,698 million; October 31, 2021 – $3,998 million).
If the Bank was to only use the very

pessimistic scenario for the measurement of allowance for credit losses for such assets, the
allowance for credit losses on performing financial instruments would be $889 million (April 30, 2022 – $679 million; October 31, 2021 – $866 million) higher than the reported allowance for credit losses as at July 31, 2022. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under the current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be

$417 million (April 30, 2022 – $391 million; October 31, 2021 – $407 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2022

Residential mortgages	$802	$64	$(33)	$10	$843
Personal loans	2,341	403	(643)	12	2,113
Credit cards	1,211	288	(439)	(11)	1,049
Business and government	1,374	98	(149)	(45)	1,278
	$5,728	$853	$(1,264)	$(34)	$5,283
Presented as:
Allowance for credit losses on loans	$5,626				$5,147
Allowance for credit losses on acceptances (1)	37				27
Allowance for credit losses on off-balance sheet exposures (2)	65				109
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2021
Residential mortgages	$884	$74	$(61)	$(59)	$838
Personal loans	3,155	810	(1,256)	(159)	2,550
Credit cards	1,886	672	(1,164)	(88)	1,306
Business and government	1,892	84	(317)	(125)	1,534
	$7,817	$1,640	$(2,798)	$(431)	$6,228
Presented as:
Allowance for credit losses on loans	$7,639				$6,079
Allowance for credit losses on acceptances (1)	77				62
Allowance for credit losses on off-balance sheet exposures (2)	101				87
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at July 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$184	$284	$375	$843
Personal loans	658	896	559	2,113
Credit cards	432	617	–	1,049
Business and government	238	281	623	1,142
Total (1)	$1,512	$2,078	$1,557	$5,147
(1)	Excludes allowance for credit losses of $148 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$152	$276	$374	$802
Personal loans	644	1,071	626	2,341
Credit cards	352	859	–	1,211
Business and government	186	431	655	1,272
Total (1)	$1,334	$2,637	$1,655	$5,626
(1)	Excludes allowance for credit losses of $105 for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks.

	As at July 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$153	$282	$403	$838
Personal loans	659	1,176	715	2,550
Credit cards	334	972	–	1,306
Business and government	265	479	641	1,385
Total (1)	$1,411	$2,909	$1,759	$6,079
(1)	Excludes allowance for credit losses of $153 for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	July 31, 2022				July 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$168	$273	$393	$834	$151	$280	$410	$841
Provision for credit losses
Remeasurement (1)	1	20	7	28	(29)	15	27	13
Newly originated or purchased financial assets	8	–	–	8	18	–	–	18
Derecognition of financial assets and maturities	(1)	(3)	–	(4)	(2)	(6)	–	(8)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	13	(10)	(3)	–	17	(14)	(3)	–
Stage 2	(2)	13	(11)	–	(3)	13	(10)	–
Stage 3	–	(5)	5	–	–	(6)	6	–
Gross write-offs	–	–	(17)	(17)	–	–	(23)	(23)
Recoveries	–	–	7	7	–	–	11	11
Foreign exchange and other movements	(3)	(4)	(6)	(13)	1	–	(15)	(14)
Balance at end of period (2)	$184	$284	$375	$843	$153	$282	$403	$838
Personal loans
Balance at beginning of period	$655	$950	$566	$2,171	$699	$1,286	$821	$2,806
Provision for credit losses
Remeasurement (1)	(129)	107	151	129	(265)	231	230	196
Newly originated or purchased financial assets	92	–	–	92	185	–	–	185
Derecognition of financial assets and maturities	(21)	(32)	–	(53)	(55)	(127)	–	(182)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	108	(106)	(2)	–	148	(145)	(3)	–
Stage 2	(32)	48	(16)	–	(41)	58	(17)	–
Stage 3	(1)	(58)	59	–	(3)	(111)	114	–
Gross write-offs	–	–	(251)	(251)	–	–	(508)	(508)
Recoveries	–	–	59	59	–	–	78	78
Foreign exchange and other movements	(14)	(13)	(7)	(34)	(9)	(16)	–	(25)
Balance at end of period (2)	$658	$896	$559	$2,113	$659	$1,176	$715	$2,550
Credit cards
Balance at beginning of period	$419	$688	$–	$1,107	$319	$1,226	$–	$1,545
Provision for credit losses
Remeasurement (1)	(33)	34	112	113	(88)	(78)	350	184
Newly originated or purchased financial assets	43	–	–	43	27	–	–	27
Derecognition of financial assets and maturities	(15)	(12)	–	(27)	(16)	(27)	–	(43)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	50	(50)	–	–	109	(109)	–	–
Stage 2	(22)	22	–	–	(16)	16	–	–
Stage 3	–	(43)	43	–	–	(56)	56	–
Gross write-offs	–	–	(202)	(202)	–	–	(462)	(462)
Recoveries	–	–	40	40	–	–	59	59
Foreign exchange and other movements	(10)	(22)	7	(25)	(1)	–	(3)	(4)
Balance at end of period (2)	$432	$617	$–	$1,049	$334	$972	$–	$1,306
Total retail loans
Balance at beginning of period	$1,242	$1,911	$959	$4,112	$1,169	$2,792	$1,231	$5,192
Provision for credit losses
Remeasurement (1)	(161)	161	270	270	(382)	168	607	393
Newly originated or purchased financial assets	143	–	–	143	230	–	–	230
Derecognition of financial assets and maturities	(37)	(47)	–	(84)	(73)	(160)	–	(233)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	171	(166)	(5)	–	274	(268)	(6)	–
Stage 2	(56)	83	(27)	–	(60)	87	(27)	–
Stage 3	(1)	(106)	107	–	(3)	(173)	176	–
Gross write-offs	–	–	(470)	(470)	–	–	(993)	(993)
Recoveries	–	–	106	106	–	–	148	148
Foreign exchange and other movements	(27)	(39)	(6)	(72)	(9)	(16)	(18)	(43)
Balance at end of period (2)	$1,274	$1,797	$934	$4,005	$1,146	$2,430	$1,118	$4,694
Non-retail loans:
Business and government
Balance at beginning of period	$234	$352	$645	$1,231	$353	$564	$707	$1,624
Provision for credit losses
Remeasurement (1)	(1)	(51)	48	(4)	(67)	(8)	96	21
Newly originated or purchased financial assets	74	–	–	74	71	–	–	71
Derecognition of financial assets and maturities	(58)	(17)	(6)	(81)	(66)	(20)	(6)	(92)
Changes in models and methodologies	31	55	–	86	–	–	–	–
Transfer to (from):
Stage 1	24	(24)	–	–	22	(22)	–	–
Stage 2	(6)	6	–	–	(4)	4	–	–
Stage 3	–	(2)	2	–	–	(1)	1	–
Gross write-offs	–	–	(107)	(107)	–	–	(151)	(151)
Recoveries	–	–	86	86	–	–	13	13
Foreign exchange and other movements	(1)	(6)	(27)	(34)	2	3	(19)	(14)
Balance at end of period including off-balance sheet exposures (2)	$297	$313	$641	$1,251	$311	$520	$641	$1,472
Less: Allowance for credit losses on off-balance sheet exposures (3)	(59)	(32)	(18)	(109)	(46)	(41)	–	(87)
Balance at end of period (2)	$238	$281	$623	$1,142	$265	$479	$641	$1,385

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the nine months ended
	July 31, 2022				July 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$152	$276	$374	$802	$190	$302	$392	$884
Provision for credit losses
Remeasurement (1)	(33)	38	45	50	(124)	51	134	61
Newly originated or purchased financial assets	28	–	–	28	39	–	–	39
Derecognition of financial assets and maturities	(4)	(10)	–	(14)	(7)	(19)	–	(26)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	46	(39)	(7)	–	68	(56)	(12)	–
Stage 2	(6)	29	(23)	–	(9)	50	(41)	–
Stage 3	–	(11)	11	–	–	(29)	29	–
Gross write-offs	–	–	(54)	(54)	–	–	(82)	(82)
Recoveries	–	–	21	21	–	–	21	21
Foreign exchange and other movements	1	1	8	10	(4)	(17)	(38)	(59)
Balance at end of period (2)	$184	$284	$375	$843	$153	$282	$403	$838
Personal loans
Balance at beginning of period	$644	$1,071	$626	$2,341	$864	$1,471	$820	$3,155
Provision for credit losses
Remeasurement (1)	(447)	296	456	305	(951)	943	809	801
Newly originated or purchased financial assets	242	–	–	242	438	–	–	438
Derecognition of financial assets and maturities	(56)	(88)	–	(144)	(150)	(279)	–	(429)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	365	(358)	(7)	–	753	(743)	(10)	–
Stage 2	(88)	131	(43)	–	(218)	273	(55)	–
Stage 3	(3)	(157)	160	–	(42)	(421)	463	–
Gross write-offs	–	–	(833)	(833)	–	–	(1,461)	(1,461)
Recoveries	–	–	190	190	–	–	205	205
Foreign exchange and other movements	1	1	10	12	(35)	(68)	(56)	(159)
Balance at end of period (2)	$658	$896	$559	$2,113	$659	$1,176	$715	$2,550
Credit cards
Balance at beginning of period	$352	$859	$–	$1,211	$501	$1,385	$–	$1,886
Provision for credit losses
Remeasurement (1)	(122)	42	327	247	(398)	299	824	725
Newly originated or purchased financial assets	103	–	–	103	75	–	–	75
Derecognition of financial assets and maturities	(35)	(27)	–	(62)	(48)	(80)	–	(128)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	189	(189)	–	–	313	(313)	–	–
Stage 2	(48)	48	–	–	(91)	91	–	–
Stage 3	–	(104)	104	–	–	(354)	354	–
Gross write-offs	–	–	(580)	(580)	–	–	(1,309)	(1,309)
Recoveries	–	–	141	141	–	–	145	145
Foreign exchange and other movements	(7)	(12)	8	(11)	(18)	(56)	(14)	(88)
Balance at end of period (2)	$432	$617	$–	$1,049	$334	$972	$–	$1,306
Total retail loans
Balance at beginning of period	$1,148	$2,206	$1,000	$4,354	$1,555	$3,158	$1,212	$5,925
Provision for credit losses
Remeasurement (1)	(602)	376	828	602	(1,473)	1,293	1,767	1,587
Newly originated or purchased financial assets	373	–	–	373	552	–	–	552
Derecognition of financial assets and maturities	(95)	(125)	–	(220)	(205)	(378)	–	(583)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	600	(586)	(14)	–	1,134	(1,112)	(22)	–
Stage 2	(142)	208	(66)	–	(318)	414	(96)	–
Stage 3	(3)	(272)	275	–	(42)	(804)	846	–
Gross write-offs	–	–	(1,467)	(1,467)	–	–	(2,852)	(2,852)
Recoveries	–	–	352	352	–	–	371	371
Foreign exchange and other movements	(5)	(10)	26	11	(57)	(141)	(108)	(306)
Balance at end of period (2)	$1,274	$1,797	$934	$4,005	$1,146	$2,430	$1,118	$4,694
Non-retail loans:
Business and government
Balance at beginning of period	$212	$470	$655	$1,337	$478	$592	$745	$1,815
Provision for credit losses
Remeasurement (1)	(54)	(74)	196	68	(156)	13	305	162
Newly originated or purchased financial assets	195	–	–	195	239	–	–	239
Derecognition of financial assets and maturities	(154)	(73)	(24)	(251)	(234)	(45)	(9)	(288)
Changes in models and methodologies	30	57	–	87	(4)	(11)	–	(15)
Transfer to (from):
Stage 1	85	(85)	–	–	50	(50)	–	–
Stage 2	(18)	18	–	–	(46)	47	(1)	–
Stage 3	–	(5)	5	–	–	(5)	5	–
Gross write-offs	–	–	(253)	(253)	–	–	(343)	(343)
Recoveries	–	–	104	104	–	–	26	26
Foreign exchange and other movements	1	5	(42)	(36)	(16)	(21)	(87)	(124)
Balance at end of period including off-balance sheet exposures (2)	$297	$313	$641	$1,251	$311	$520	$641	$1,472
Less: Allowance for credit losses on off-balance sheet exposures (3)	(59)	(32)	(18)	(109)	(46)	(41)	–	(87)
Balance at end of period (2)	$238	$281	$623	$1,142	$265	$479	$641	$1,385
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)
Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans for the three months ended July 31, 2022 totaled $69

(July 31, 2021 – $61) and for the nine months ended July 31, 2022 totaled $193

(July 31, 2021 – $212).

(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$208,768	$730	$–	$209,498	$187,163	$5,610	$–	$192,773
Low	79,111	820	–	79,931	69,306	1,768	–	71,074
Medium	16,426	295	–	16,721	9,170	3,690	–	12,860
High	2,412	1,197	–	3,609	904	2,284	–	3,188
Very high	56	1,215	–	1,271	16	643	–	659
Loans not graded (2)	29,161	2,493	–	31,654	34,122	3,671	–	37,793
Default	–	–	1,281	1,281	–	–	1,331	1,331
Total	$335,934	$6,750	$1,281	$343,965	$300,681	$17,666	$1,331	$319,678
Allowance for credit losses	184	284	375	843	152	276	374	802
Carrying value	$335,750	$6,466	$906	$343,122	$300,529	$17,390	$957	$318,876
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,856	$158	$–	$31,014	$30,085	$168	$–	$30,253
Low	27,090	437	–	27,527	25,719	574	–	26,293
Medium	8,381	1,142	–	9,523	8,290	1,127	–	9,417
High	6,896	1,991	–	8,887	5,686	2,307	–	7,993
Very high	65	1,305	–	1,370	82	1,157	–	1,239
Loans not graded (2)	16,186	1,276	–	17,462	14,159	1,353	–	15,512
Default	–	–	778	778	–	–	833	833
Total	$89,474	$6,309	$778	$96,561	$84,021	$6,686	$833	$91,540
Allowance for credit losses	658	896	559	2,113	644	1,071	626	2,341
Carrying value	$88,816	$5,413	$219	$94,448	$83,377	$5,615	$207	$89,199
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at July 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,757	$33	$–	$1,790	$1,517	$76	$–	$1,593
Low	2,679	131	–	2,810	2,288	135	–	2,423
Medium	3,351	123	–	3,474	2,666	166	–	2,832
High	3,086	836	–	3,922	2,237	1,225	–	3,462
Very high	43	525	–	568	21	509	–	530
Loans not graded (1)	923	384	–	1,307	1,158	452	–	1,610
Default	–	–	–	–	–	–	–	–
Total	$11,839	$2,032	$–	$13,871	$9,887	$2,563	$–	$12,450
Allowance for credit losses	432	617	–	1,049	352	859	–	1,211
Carrying value	$11,407	$1,415	$–	$12,822	$9,535	$1,704	$–	$11,239
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$96,614	$4	$–	$96,618	$88,308	$14	$–	$88,322
Low	20,350	7	–	20,357	17,880	12	–	17,892
Medium	7,745	33	–	7,778	6,858	36	–	6,894
High	3,707	285	–	3,992	3,103	745	–	3,848
Very high	40	322	–	362	24	212	–	236
Loans not graded (1)	8,118	1,344	–	9,462	9,126	2,204	–	11,330
Default	–	–	–	–	–	–	–	–
Carrying value	$136,574	$1,995	$–	$138,569	$125,299	$3,223	$–	$128,522
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at July 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$337,995	$925	$–	$338,920	$307,073	$5,868	$–	$312,941
Low	129,230	1,395	–	130,625	115,193	2,489	–	117,682
Medium	35,903	1,593	–	37,496	26,984	5,019	–	32,003
High	16,101	4,309	–	20,410	11,930	6,561	–	18,491
Very high	204	3,367	–	3,571	143	2,521	–	2,664
Loans not graded (2)	54,388	5,497	–	59,885	58,565	7,680	–	66,245
Default	–	–	2,059	2,059	–	–	2,164	2,164
Total	$573,821	$17,086	$2,059	$592,966	$519,888	$30,138	$2,164	$552,190
Allowance for credit losses	1,274	1,797	934	4,005	1,148	2,206	1,000	4,354
Carrying value	$572,547	$15,289	$1,125	$588,961	$518,740	$27,932	$1,164	$547,836
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at July 31, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$145,900	$1,903	$–	$147,803	$110,786	$892	$–	$111,678
Non-investment grade	100,304	8,476	–	108,780	91,945	7,570	–	99,515
Watch list	23	3,031	–	3,054	31	3,266	–	3,297
Loans not graded (2)	2,289	9	–	2,298	2,151	11	–	2,162
Default	–	–	2,193	2,193	–	–	2,292	2,292
Total	$248,516	$13,419	$2,193	$264,128	$204,913	$11,739	$2,292	$218,944
Allowance for credit losses	238	281	623	1,142	186	431	655	1,272
Carrying value	$248,278	$13,138	$1,570	$262,986	$204,727	$11,308	$1,637	$217,672
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at July 31, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$212,787	$1,164	$–	$213,951	$186,056	$1,266	$–	$187,322
Non-investment grade	60,940	3,730	–	64,670	66,009	3,786	–	69,795
Watch list	5	901	–	906	12	2,160	–	2,172
Loans not graded (2)	4,278	–	–	4,278	4,155	–	–	4,155
Default	–	–	109	109	–	–	102	102
Total	$278,010	$5,795	$109	$283,914	$256,232	$7,212	$102	$263,546
Allowance for credit losses	59	32	18	109	26	39	–	65
Carrying value	$277,951	$5,763	$91	$283,805	$256,206	$7,173	$102	$263,481
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at July 31, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$358,687	$3,067	$–	$361,754	$296,842	$2,158	$–	$299,000
Non-investment grade	161,244	12,206	–	173,450	157,954	11,356	–	169,310
Watch list	28	3,932	–	3,960	43	5,426	–	5,469
Loans not graded (2)	6,567	9	–	6,576	6,306	11	–	6,317
Default	–	–	2,302	2,302	–	–	2,394	2,394
Total	$526,526	$19,214	$2,302	$548,042	$461,145	$18,951	$2,394	$482,490
Allowance for credit losses	297	313	641	1,251	212	470	655	1,337
Carrying value	$526,229	$18,901	$1,661	$546,791	$460,933	$18,481	$1,739	$481,153
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at July 31, 2022 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$890	$406	$–	$1,296
Personal loans	435	221	–	656
Credit cards	166	107	207	480
Business and government	131	22	–	153
Total	$1,622	$756	$207	$2,585

	As at April 30, 2022 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$797	$360	$–	$1,157
Personal loans	387	218	–	605
Credit cards	133	91	184	408
Business and government	111	87	–	198
Total	$1,428	$756	$184	$2,368

	As at October 31, 2021 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$732	$327	$–	$1,059
Personal loans	411	210	–	621
Credit cards	125	83	201	409
Business and government	124	24	–	148
Total	$1,392	$644	$201	$2,237
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2022	April 30 2022	October 31 2021
Unpaid principal balance (1)	$302	$308	$303
Credit related fair value adjustments	(68)	(69)	(68)
Carrying value	234	239	235
Stage 3 allowance	(1)	(1)	(1)
Carrying value net related allowance	$233	$238	$234
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2022 (1)	April 30 2022 (1)	October 31 2021 (1)
Assets
Carrying value of residential mortgage loans	$15,185	$15,880	$17,145
Other related assets (2)	9,854	9,225	9,787
Liabilities
Carrying value of associated liabilities	$24,154	$24,510	$25,833
(1)
The fair value of the transferred assets is $23,854 (April 30, 2022 – $23,769; October 31, 2021 – $25,761) and the fair value of the associated liabilities is $23,502 (April 30, 2022 – $23,882; October 31, 2021 – $26,021) for a net position of $352 (April 30, 2022 – $(113); October 31, 2021 – $(260)).

(2)
These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans
The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2022 (1)	April 30 2022 (1)	October 31 2021 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$113,151	$106,452	$100,083
Securities lending agreements	49,185	59,667	59,506
Total	162,336	166,119	159,589
Carrying value of associated liabilities (3)	$128,145	$131,978	$123,469
(1)
The fair value of transferred assets is $162,336 (April 30, 2022 – $166,119; October 31, 2021 – $159,589) and the fair value of the associated liabilities is $128,145 (April 30, 2022 – $131,978; October 31, 2021 – $123,469) for a net position of $34,191 (April 30, 2022 – $34,141; October 31, 2021 – $36,120).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

10.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					July 31 2022	April 30 2022	October 31 2021
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value

Canadian Tire Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	June 30, 2022	$562	$546	$549
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.11%	June 30, 2022	1,005	1,033	968
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	June 30, 2022	404	402	366
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $542 (April 30, 2022 – $579; October 31, 2021 – $671). The ownership percentage for Bank of Xi’an Co. was 18.11
% (April 30, 2022 –
18.11
%; October 31, 2021 – 17.99%).

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2022, these reserves amounted to $63

(April 30, 2022 – $62; October 31, 2021 - $60).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

					As at
	July 31, 2022						April 30 2022	October 31 2021
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$8,267	$10,060	$162,460		$78,716	$259,503	$252,847	$243,551
Business and government	163,970	35,515	42,897		324,584	566,966	569,268	511,348
Financial institutions	11,693	1,694	1,887		37,839	53,113	54,439	42,360
	$183,930	$47,269	$207,244	(4)	$441,139	$879,582	$876,554	$797,259
Recorded in:
Canada	$129,989	$28,550	$174,613		$289,910	$623,062	$622,887	$571,254
United States	42,619	135	793		53,122	96,669	94,811	87,626
United Kingdom	–	–	459		22,978	23,437	22,772	17,232
Mexico	–	6,147	8,029		13,438	27,614	26,960	24,259
Peru	5,136	100	5,505		4,734	15,475	15,630	14,520
Chile	1,292	5,090	152		15,199	21,733	20,702	20,631
Colombia	60	607	4,790		3,889	9,346	9,886	9,184
Other International	4,834	6,640	12,903		37,869	62,246	62,906	52,553
Total (5)	$183,930	$47,269	$207,244		$441,139	$879,582	$876,554	$797,259
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $151 (April 30, 2022 – $157; October 31, 2021 – $193) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $302,109 (April 30, 2022 – $306,726; October 31, 2021 – $259,027), deposits denominated in Chilean pesos amount to $18,089 (April 30, 2022 – $17,298; October 31, 2021 – $17,841), deposits denominated in Mexican pesos amount to $25,470 (April 30, 2022 – $24,912; October 31, 2021 – $22,032) and deposits denominated in other foreign currencies amount to $100,889 (April 30, 2022 – $104,324; October 31, 2021 – $82,871).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2022	$45,372	$23,523	$57,173	$111,406	$20,996	$258,470
As at April 30, 2022	$46,662	$23,001	$50,159	$112,031	$22,406	$254,259
As at October 31, 2021	$34,829	$24,372	$30,918	$90,433	$20,688	$201,240
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions
Preferred shares and other equity instruments
Issuance
On June 16, 2022, the Bank issued

$1.5 billion

of
 7.023%
 Limited Recourse Capital Notes Series 3 (NVCC) (“LRCN Series 3”) due July 27, 2082, which form part of the Bank’s Additional Tier 1 Capital. Non-deferable interest is payable quarterly at a fixed rate of 7.023% per annum until July 27, 2027; and thereafter, the non-deferable interest will reset every fifth year until July 27, 2077, at a rate equal to the 5-year Government of Canada yield plus 3.95%. In connection with the issuance of LRCN Series 3, the Bank issued $1.5 billion of 7.023% Fixed Rates Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 3 AT1 Notes”) to Scotiabank LRCN Trust, a consolidated entity
,
to be held as trust assets in connection with LRCN structure. As the Series 3 AT1 Notes eliminate on consolidation, they do not currently form part of the Bank’s Additional Tier 1 capital.
Upon the occurrence of a recourse event, the noteholder’s sole recourse will be limited to their proportionate share of the assets held in the Scotiabank LRCN Trust. A recourse event occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of LRCN Series 3, (d) an event of default occurs (bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event.
Subject to regulatory consent and approval, the LRCN Series 3 are redeemable, in whole or in part, every five years during the period from June 27 to and including July 27, commencing in 2027.
The LRCN Series 3 and Series 3 AT1 Notes are the Bank’s direct unsecured obligations, ranking subordinate to the Bank’s Subordinated debentures and ranking equally with the Bank’s existing NVCC subordinated additional Tier 1 capital securities.
The LRCN Series 3 and the Series 3 AT1 Notes include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the AT1 Notes into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. Upon an NVCC Trigger Event, LRCN Series 3 will cease to

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

be outstanding following delivery to the noteholders of their proportionate share of the trust assets comprised of common shares of the Bank received by the trust upon automatic conversion of the Series 3 AT1 Notes.
The LRCN Series 3 are compound instruments with both equity and liability features. On the date of issuance, the Bank has assigned an insignificant value to the liability component of LRCN Series
3
 and, as a result, the full proceeds received have been presented as equity.
Common shares
Normal Course Issuer Bid
On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares.
On March 28, 2022, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved an amendment to the 2022 NCIB (the “2022 NCIB Amendment”) to increase the number of common shares that the Bank may repurchase for cancellation from
24
 million to
36
 million.
Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB Amendment, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases
.
During the nine months ended July 31, 2022, the Bank repurchased and cancelled approximately 31.3 million common shares at an average price of $87.68 per share for a total amount of $2,745 million. In Q3 2022, the Bank repurchased and cancel
l
ed approximately 5 million common shares for a total amount of $409 mill ion.

No repurchases

of common shares were made during the three and nine months ended July 31, 2021.

13.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	July 31 2022	April 30 2022	October 31 2021
Capital (1)

Common Equity Tier 1 capital	$51,639	$51,547	$51,010
Net Tier 1 capital	58,801	57,201	57,915
Total regulatory capital	68,086	66,628	66,101
Total loss absorbing capacity (2)	128,800	133,841	115,681
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(3)	$452,800	$445,273	$416,105
Leverage exposures (4)	1,388,823	1,360,184	1,201,766
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	11.4%	11.6%	12.3%
Tier 1 capital ratio	13.0%	12.8%	13.9%
Total capital ratio	15.0%	15.0%	15.9%
Total loss absorbing capacity ratio (2)	28.4%	30.1%	27.8%
Leverage ratio (4)	4.2%	4.2%	4.8%
Total loss absorbing capacity leverage ratio (2)	9.3%	9.8%	9.6%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Results for October 31, 2021 are shown for comparative purposes and were not a regulatory requirement.

(3)	As at July 31, 2022, April 30, 2022 and October 31, 2021, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1, Total capital and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank substantially exceeded the OSFI minimum regulatory capital and total loss absorbing capacity (TLAC) ratios as at July 31, 2022, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at July 31, 2022.

14.	Share-based payments
During the first quarter, the Bank granted 1,716,536 options with an exercise price of $85.46 per option and a weighted average fair value of $7.54 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $1 million and $9 million for the three months and nine months ended July 31, 2022 (July 31, 2021 – $1 million and $6 million), respectively, as a result of equity-classified share-based payment expense.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	April 30 2022	July 31 2021
Defined benefit service cost	$97	$78	$106	$6	$6	$6
Interest on net defined benefit (asset) liability	(8)	(2)	4	12	11	10
Other	4	4	3	2	(5)	–
Defined benefit expense	$93	$80	$113	$20	$12	$16
Defined contribution expense	$32	$31	$26	$–	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$(207)	$936	$(76)	$(24)	$119	$(35)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Defined benefit service cost	$254	$296	$17	$18
Interest on net defined benefit (asset) liability	(11)	23	35	33
Other	12	9	(5)	(4)
Defined benefit expense	$255	$328	$47	$47
Defined contribution expense	$93	$75	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$838	$1,375	$134	$42
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2021 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

	For the three months ended July 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,361	$1,759	$200	$405	$(49)	$4,676
Non-interest income (3)(4)	758	660	1,112	747	(154)	3,123
Total revenues	3,119	2,419	1,312	1,152	(203)	7,799
Provision for credit losses	93	325	5	(15)	4	412
Non-interest expenses	1,385	1,295	796	655	60	4,191
Provision for income taxes	428	122	133	134	(215)	602
Net income	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries	$–	$52	$2	$–	$–	$54
Net income attributable to equity holders of the Bank	$1,213	$625	$376	$378	$(52)	$2,540
Average assets ($ billions)	$437	$209	$33	$443	$173	$1,295
Average liabilities ($ billions)	$337	$155	$48	$419	$263	$1,222
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $15, International Banking – $54, Global Wealth Management – $3, and Other – $(28).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,144	$1,687	$184	$360	$98	$4,473
Non-interest income (3)(4)	759	720	1,174	902	(86)	3,469
Total revenues	2,903	2,407	1,358	1,262	12	7,942
Provision for credit losses	(12)	276	1	(46)	–	219
Non-interest expenses	1,324	1,268	803	653	111	4,159
Provision for income taxes	412	182	145	167	(89)	817
Net income	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to non-controlling interests in subsidiaries	$–	$76	$2	$–	$–	$78
Net income attributable to equity holders of the Bank	$1,179	$605	$407	$488	$(10)	$2,669
Average assets ($ billions)	$423	$204	$32	$431	$174	$1,264
Average liabilities ($ billions)	$326	$149	$48	$400	$269	$1,192
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $ 18, International Banking – $77, Global Wealth Management – $5, and Other – $(16).

	For the three months ended July 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,030	$1,586	$160	$363	$78	$4,217
Non-interest income (3)(4)	765	776	1,175	890	(66)	3,540
Total revenues	2,795	2,362	1,335	1,253	12	7,757
Provision for credit losses	69	339	(1)	(27)	–	380
Non-interest expenses	1,267	1,299	812	620	99	4,097
Provision for income taxes	380	160	132	147	(81)	738
Net income	$1,079	$564	$392	$513	$(6)	$2,542
Net income attributable to non-controlling interests in subsidiaries	$–	$78	$2	$–	$1	$81
Net income attributable to equity holders of the Bank	$1,079	$486	$390	$513	$(7)	$2,461
Average assets ($ billions)	$384	$191	$29	$401	$143	$1,148
Average liabilities ($ billions)	$317	$146	$46	$373	$194	$1,076
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $74 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $ 23, International Banking – $52, Global Wealth Management – $3, and Other – $(5).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$6,638	$5,094	$558	$1,138	$65	$13,493
Non-interest income (3)(4)	2,258	2,129	3,534	2,680	(304)	10,297
Total revenues	8,896	7,223	4,092	3,818	(239)	23,790
Provision for credit losses	46	875	5	(77)	4	853
Non-interest expenses	3,991	3,848	2,461	1,978	295	12,573
Provision for income taxes	1,266	512	424	490	(409)	2,283
Net income	$3,593	$1,988	$1,202	$1,427	$(129)	$8,081
Net income attributable to non-controlling interests in subsidiaries	$–	$213	$7	$–	$–	$220
Net income attributable to equity holders of the Bank	$3,593	$1,775	$1,195	$1,427	$(129)	$7,861
Average assets ($ billions)	$424	$203	$32	$440	$166	$1,265
Average liabilities ($ billions)	$328	$149	$48	$409	$258	$1,192
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $276 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $ 41, International Banking – $199, Global Wealth Management – $9, and Other – $(30).

	For the nine months ended July 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$5,948	$5,036	$467	$1,071	$222	$12,744
Non-interest income (3)(4)	2,119	2,265	3,566	2,775	96	10,821
Total revenues	8,067	7,301	4,033	3,846	318	23,565
Provision for credit losses	429	1,260	1	(50)	–	1,640
Non-interest expenses	3,700	3,995	2,431	1,867	354	12,347
Provision for income taxes	1,021	498	414	456	(207)	2,182
Net income	$2,917	$1,548	$1,187	$1,573	$171	$7,396
Net income attributable to non-controlling interests in subsidiaries	$–	$253	$7	$–	$1	$261
Net income attributable to equity holders of the Bank	$2,917	$1,295	$1,180	$1,573	$170	$7,135
Average assets ($ billions)	$375	$195	$28	$398	$156	$1,152
Average liabilities ($ billions)	$311	$149	$44	$386	$191	$1,081
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $219 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $ 69, International Banking – $154, Global Wealth Management – $10, and Other – $10.

17.	Interest income and expense

	For the three months ended												For the nine months ended
	July 31, 2022				April 30, 2022				July 31, 2021				July 31, 2022				July 31, 2021
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$8,174		$4,169		$6,654		$2,581		$5,818		$1,828		$20,978		$8,819		$17,927		$5,916
Measured at FVOCI (1)	450		–		261		–		171		–		892		–		540		–
	8,624		4,169		6,915		2,581		5,989		1,828		21,870		8,819		18,467		5,916
Other	261	(2)	40	(3)	177	(2)	38	(3)	112	(2)	56	(3)	570	(2)	128	(3)	333	(2)	140	(3)
Total	$8,885		$4,209		$7,092		$2,619		$6,101		$1,884		$22,440		$8,947		$18,800		$6,056
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended July 31, 2022 – $27 (April 30, 2022 – $26; July 31, 2021 – $26) and for the nine months ended July 31, 2022 – $80 (July 31, 2021 – $80).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Basic earnings per common share
Net income attributable to common shareholders	$2,504	$2,595	$2,426	$7,707	$6,980
Weighted average number of common shares outstanding (millions)	1,195	1,199	1,215	1,201	1,213
Basic earnings per common share (1) (in dollars)	$2.10	$2.16	$2.00	$6.41	$5.75
Diluted earnings per common share
Net income attributable to common shareholders	$2,504	$2,595	$2,426	$7,707	$6,980
Dilutive impact of share-based payment options and others (2)	6	–	9	91	41
Net income attributable to common shareholders (diluted)	$2,510	$2,595	$2,435	$7,798	$7,021
Weighted average number of common shares outstanding (millions)	1,195	1,199	1,215	1,201	1,213
Dilutive impact of share-based payment options and others (2) (millions)	8	2	8	20	12
Weighted average number of diluted common shares outstanding (millions)	1,203	1,201	1,223	1,221	1,225
Diluted earnings per common share (1) (in dollars)	$2.09	$2.16	$1.99	$6.39	$5.73
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2021.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)	As at
	July 31, 2022			April 30 2022	October 31 2021
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail (2)
Drawn (3)(4)	$451,781	$59,753	$511,534	$512,917	$459,902
Undrawn commitments	122,200	2,964	125,164	120,701	117,213
Other exposures (5)	116,926	7,813	124,739	118,282	119,923
Total non-retail	$690,907	$70,530	$761,437	$751,900	$697,038
Retail (2)
Drawn (6)	$278,686	$105,831	$384,517	$371,078	$345,947
Undrawn commitments and other exposures	55,530	821	56,351	54,321	51,020
Total retail	$334,216	$106,652	$440,868	$425,399	$396,967
Total	$1,025,123	$177,182	$1,202,305	$1,177,299	$1,094,005
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Commencing this quarter, certain small business loans have been reclassified from non-retail to retail based on regulatory definitions. Prior periods have not been restated.
(3)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(6)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2021.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2022, 28% (April 30, 2022 – 28%; October 31, 2021 – 31%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 46% (April 30, 2022 – 47%; October 31, 2021 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $107 billion as at July 31, 2022 (April 30, 2022 – $99 billion; October 31, 2021 – $91 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures,
$60 billion (April 30, 2022 – $60 billion; October 31, 2021 – $55 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at July 31, 2022, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $43 million due primarily from exposure to U.S. dollars (April 30, 2022 – $39 million; July 31, 2021 – $44 million) and the effect of which is not hedged.
A similar change in the Canadian dollar as at July 31, 2022, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $297 million (April 30, 2022 – $331 million; July 31, 2021 – $324 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note
7
.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management
The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2022			July 31	April 30	July 31
($ millions)	Average	High	Low	2022	2022	2021
Credit spread plus interest rate	$13.5	$16.6	$10.4	$16.2	$10.2	$9.1
Credit spread	5.8	7.8	4.5	5.3	5.5	4.1
Interest rate	12.5	15.0	9.6	15.0	9.6	9.7
Equities	4.5	6.0	3.2	4.6	5.1	3.2
Foreign exchange	2.5	5.3	1.3	2.3	1.8	1.8
Commodities	4.5	5.8	2.7	3.4	5.6	1.4
Debt specific	2.2	2.5	1.8	2.1	2.0	2.3
Diversification effect	(11.7)	–	–	(11.5)	(12.0)	(7.2)
Total VaR	$15.5	$18.3	$11.5	$17.1	$12.7	$10.6
Total Stressed VaR	$28.6	$39.1	$19.3	$31.4	$25.7	$39.4
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value (1)
	As at			For the three months ended				As at
($ millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	April 30 2022	July 31 2021	July 31 2022	April 30 2022	July 31 2021
Liabilities
Senior note liabilities (2)	$22,876	$21,927	$21,961	$302	$3,913	$(554)	$4,410	$4,108	$(904)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Change in fair value for the three month period attributable to change in own credit risk recorded in other comprehensive income	Cumulative change in fair value due to change in own credit risk (1)
As at July 31, 2022	$27,286	$22,876	$4,410	$ 567	$856
As at April 30, 2022	$26,035	$21,927	$4,108	$ 787	$289
As at July 31, 2021	$21,057	$21,961	$(904)	$ 72	$(705)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2021 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2022		April 30, 2022		October 31, 2021
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$67,715	$67,715	$85,910	$85,910	$86,323	$86,323
Trading assets	118,605	118,605	133,644	133,644	146,312	146,312
Securities purchased under resale agreements and securities borrowed	155,217	155,217	148,706	148,706	127,739	127,739
Derivative financial instruments	47,139	47,139	54,608	54,608	42,302	42,302
Investment securities – fair value	86,674	86,674	83,788	83,788	57,042	57,042
Investment securities – amortized cost	21,117	21,548	16,107	16,699	18,133	18,157
Loans	704,332	713,378	684,215	689,702	641,964	636,986
Customers’ liability under acceptances	19,817	19,817	19,043	19,043	20,404	20,404
Other financial assets	25,795	25,795	19,349	19,349	14,256	14,256
Liabilities:
Deposits	872,181	879,582	869,308	876,554	798,335	797,259
Financial instruments designated at fair value through profit or loss	22,876	22,876	21,927	21,927	22,493	22,493
Acceptances	19,844	19,844	19,070	19,070	20,441	20,441
Obligations related to securities sold short	44,220	44,220	44,620	44,620	40,954	40,954
Derivative financial instruments	56,880	56,880	57,123	57,123	42,203	42,203
Obligations related to securities sold under repurchase agreements and securities lent	128,145	128,145	131,978	131,978	123,469	123,469
Subordinated debentures	8,273	8,413	8,360	8,447	6,733	6,334
Other financial liabilities	43,281	43,830	41,679	41,949	39,802	40,254
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

				As at
	July 31, 2022				April 30, 2022
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$837	$–	$837	$–	$1,056	$–	$1,056
Trading assets
Loans	–	8,295	–	8,295	–	8,483	–	8,483
Canadian federal government and government guaranteed debt	2,388	12,734	–	15,122	7,630	3,716	–	11,346
Canadian provincial and municipal debt	201	9,845	–	10,046	4,000	4,608	–	8,608
U.S. treasury and other U.S. agencies’ debt	7,667	196	–	7,863	7,552	100	–	7,652
Other foreign governments’ debt	131	8,376	–	8,507	76	9,106	–	9,182
Corporate and other debt	2,170	8,729	2	10,901	2,667	9,070	1	11,738
Equity securities	55,565	493	41	56,099	74,813	71	3	74,887
Other	–	1,772	–	1,772	–	1,748	–	1,748
	$68,122	$50,440	$43	$118,605	$96,738	$36,902	$4	$133,644
Investment securities (2)
Canadian federal government and government guaranteed debt	$649	$10,031	$–	$10,680	$5,011	$4,700	$–	$9,711
Canadian provincial and municipal debt	–	4,745	–	4,745	1,711	3,490	–	5,201
U.S. treasury and other U.S. agencies’ debt	34,681	1,943	–	36,624	33,515	2,019	–	35,534
Other foreign governments’ debt	2,425	25,031	120	27,576	189	26,261	17	26,467
Corporate and other debt	56	1,449	56	1,561	36	1,406	60	1,502
Equity securities	3,702	227	1,559	5,488	3,659	233	1,481	5,373
	$41,513	$43,426	$1,735	$86,674	$44,121	$38,109	$1,558	$83,788
Derivative financial instruments
Interest rate contracts	$4	$12,641	$10	$12,655	$–	$9,923	$8	$9,931
Foreign exchange and gold contracts	–	22,820	–	22,820	–	26,027	–	26,027
Equity contracts	262	2,444	30	2,736	251	8,273	26	8,550
Credit contracts	–	573	–	573	–	487	–	487
Commodity contracts	–	8,344	11	8,355	–	9,602	11	9,613
	$266	$46,822	$51	$47,139	$251	$54,312	$45	$54,608
Liabilities:
Deposits	$–	$131	$–	$131	$–	$106	$–	$106
Financial liabilities designated at fair value through profit or loss	–	22,864	12	22,876	–	21,840	87	21,927
Obligations related to securities sold short	30,835	13,382	3	44,220	38,131	6,487	2	44,620

Derivative financial instruments
Interest rate contracts	6	17,571	7	17,584	–	17,835	7	17,842
Foreign exchange and gold contracts	–	28,235	–	28,235	–	27,261	–	27,261
Equity contracts	538	3,681	13	4,232	524	2,904	6	3,434
Credit contracts	–	23	–	23	–	27	–	27
Commodity contracts	–	6,800	6	6,806	–	8,553	6	8,559
	$544	$56,310	$26	$56,880	$524	$56,580	$19	$57,123
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $21,548 (April 30, 2022 – $16,699).

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2021
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$755	$–	$755
Trading assets
Loans	–	8,113	–	8,113
Canadian federal government and government guaranteed debt	9,272	3,842	–	13,114
Canadian provincial and municipal debt	5,556	4,298	–	9,854
U.S. treasury and other U.S. agencies’ debt	6,760	63	–	6,823
Other foreign governments’ debt	129	9,559	–	9,688
Corporate and other debt	2,595	9,185	40	11,820
Equity securities	85,688	160	1	85,849
Other	–	1,051	–	1,051
	$110,000	$36,271	$41	$146,312
Investment securities (2)
Canadian federal government and government guaranteed debt	$1,125	$4,679	$–	$5,804
Canadian provincial and municipal debt	1,937	3,218	–	5,155
U.S. treasury and other U.S. agencies’ debt	11,462	2,175	–	13,637
Other foreign governments’ debt	67	26,605	17	26,689
Corporate and other debt	10	1,319	27	1,356
Equity securities	2,879	218	1,304	4,401
	$17,480	$38,214	$1,348	$57,042
Derivative financial instruments
Interest rate contracts	$–	$13,124	$1	$13,125
Foreign exchange and gold contracts	–	18,293	–	18,293
Equity contracts	184	3,513	21	3,718
Credit contracts	–	245	–	245
Commodity contracts	–	6,921	–	6,921
	$184	$42,096	$22	$42,302
Liabilities:
Deposits	$–	$175	$–	$175
Financial liabilities designated at fair value through profit or loss	–	22,354	139	22,493
Obligations related to securities sold short	35,487	5,467	–	40,954

Derivative financial instruments
Interest rate contracts	–	13,148	15	13,163
Foreign exchange and gold contracts	–	18,171	–	18,171
Equity contracts	307	4,737	6	5,050
Credit contracts	–	30	–	30
Commodity contracts	–	5,789	–	5,789
	$307	$41,875	$21	$42,203
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable , less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $18,157.
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at July 31, 2022, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, equity securities, complex derivatives, financial liabilities designated at fair value through profit or loss and obligations related to securities sold short.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2022.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets

Corporate and other debt	$1	$1	$–	$–	$–	$–	$2	$1
Equity securities	3	–	–	1	–	37	41	–
	4	1	–	1	–	37	43	1
Investment securities
Other foreign governments’ debt	17	–	–	60	–	43	120	n/a
Corporate and other debt	60	1	–	–	(5)	–	56	–
Equity securities	1,481	83	(3)	29	(31)	–	1,559	83
	1,558	84	(3)	89	(36)	43	1,735	83
Derivative financial instruments – assets
Interest rate contracts	8	–	–	2	–	–	10	–
Equity contracts	26	2	–	–	–	2	30	2	(2)
Commodity contracts	11	–	–	–	–	–	11	–

Derivative financial instruments – liabilities
Interest rate contracts	(7)	–	–	–	–	–	(7)	–	(3)
Equity contracts	(6)	1	–	(1)	–	(7)	(13)	1	(2)
Commodity contracts	(6)	–	–	–	–	–	(6)	–
	26	3	–	1	–	(5)	25	3

Financial liabilities designated at fair value through profit or loss	(87)	(4)	–	–	–	79	(12)	–

Obligations related to securities sold short	(2)	–	–	–	–	(1)	(3)	–
Total	$1,499	$84	$(3)	$91	$(36)	$153	$1,788	$87
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2022 and October 31, 2021.

	As at April 30, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$5	$(2)	$–	$2	$–	$(1)	$4
Investment securities	1,495	58	(3)	116	(103)	(5)	1,558
Derivative financial instruments	–	10	–	–	–	16	26
Financial liabilities designated at fair value through profit or loss	(137)	25	–	(22)	–	47	(87)
Obligations related to securities sold short	(2)	–	–	–	–	–	(2)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$4	$(1)	$–	$28	$–	$10	$41
Investment securities	1,190	83	28	78	(32)	1	1,348
Derivative financial instruments	(35)	4	–	(12)	51	(7)	1
Financial liabilities designated at fair value through profit or loss	(119)	–	–	(20)	–	–	(139)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended July 31, 2022:

•	Trading assets of $513 million, investment securities of $435 million and obligations related to securities sold short of $33 million were transferred out of Level 2 into Level 1.

•	Trading assets of $10,161 million, investment securities of $6,225 million and obligations related to securities sold short of $5,517 million were transferred out of Level 1 into Level 2.
During the three months ended April 30, 2022:

•	Trading assets of $1,191 million, investment securities of $475 million and obligations related to securities sold short of $624 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,306 million, investment securities of $463 million and obligations related to securities sold short of $361 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2021:

•	Trading assets of $9,455 million, investment securities of $3,407 million and obligations related to securities sold short of $2,550 million were transferred out of Level 2 into Level 1.

•	Trading assets of $9,972 million, investment securities of $13,474 million and obligations related to securities sold short of $2,235 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended July 31, 2022, April 30, 2022 and October 31, 2021.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2021 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Corporate income taxes
Tax Assessments
Prior to the third quarter of 2022, the Bank received reassessments totaling $
1,206
 million of tax and interest as a result of the Canada Revenue Agency (the “CRA”) and the Alberta Tax and Revenue Administration denying the tax deductibility of certain Canadian dividends received during the 2011-2016 taxation years and from Revenu Quebec in respect of the 2011-2015 taxation years regarding the same matters. In the third quarter of 2022, the Bank received a reassessment of $
303
 million of tax and interest from the CRA in respect of its 2017 taxation year and a reassessment of $4 million of tax and interest from Revenu Quebec in respect of its 2016 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018.
In 2021, a subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014 and 2015 taxation years totaling $173 million of tax, penalties and interest. In the first quarter of 2022, assessments totaling $297 million were received in respect of similar securities lending transactions in 2016 and 2017.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
2022 Proposed Canadian Federal Tax Measures
On August 9, 2022, the Department of Finance released draft legislative proposals relating to tax measures announced in the Federal Budget on April 7, 2022. These tax measures include the Canada Recovery Dividend (“CRD”) under which the Bank will pay a one-time
 15%
tax on “taxable income” in excess of

$1
billion, as well as an increase of
 1.5%
to the Bank’s corporate income tax rate on its future taxable income above $100 million. The draft legislation provided more detail on the basis for the CRD, including that “taxable income” will be based on the average taxable income for the 2020 and 2021 taxation years. The proposed tax measures will be recorded for financial statement purposes in the taxation year when substantively enacted, and the CRD will be payable in equal amounts over

five years.

The public comment period is open until September 30, 2022 before the legislation moves into legislative readings.
The impact of these proposed tax measures have not been recognized in the Bank’s financial results as at July 31, 2022 as they are not substantively enacted, which would only occur after the third legislative reading.

Scotiabank Third Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21.	Acquisition and Divestiture
Acquisition
Acquisition that closed during the prior period
Scotiabank Chile
In Q2 2022,
 the Bank completed the acquisition of an additional 16.8% stake in Scotiabank Chile for $1.2 billion from the non-controlling
interest shareholder, increasing its ownership to 99.8%. The purchase consideration was comprised of cash of $650 million and the issuance of 7 million common shares valued at $569 million. The increase in ownership was effective February 27, 2022. This transaction was accounted for as a capital transaction through shareholders’ equity and did not result in a change to the carrying value of the assets and liabilities of the subsidiary, or the Bank’s associated goodwill.
Scotiabank Chile forms part of the International Banking business segment.
Divestiture
Divestiture previously announced not impacting the Bank’s financial results
Operations in Guyana
On June 9, the Bank announced that the agreement for the sale of its banking operations in Guyana to First Citizens Bank Limited, initially signed on March 3, 2021, has expired and has therefore been terminated in accordance with its terms.

Scotiabank Third Quarter Report 2022

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2022
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2022	January 27, 2022
April 5, 2022	April 27, 2022
July 5, 2022	July 27, 2022
October 4, 2022	October 27, 2022
Annual Meeting
The Annual Meeting for fiscal year 2022 is scheduled for April 4, 2023.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on August 23, 2022, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104
or toll-free, at
1-800-952-5114
using ID 2921392# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 23, 2022, to September 29, 2022, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank Third Quarter Report 2022

SHAREHOLDER INFORMATION

Co-Transfer
Agent (U.S.A.)
Computershare Trust Company, N.A.
Overnight Mail Delivery:
Computershare C/O: Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
First Class, Registered or Certified Mail Delivery:
Computershare C/O: Shareholder Services
P.O. Box 505000, Louisville, KY 40233-5000
Tel:
1-800-962-4284
E-mail:
service@computershare.com
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2022

The Bank of Nova Scotia is incorporated in Canada with limited liability.